     As Filed with the Securities and Exchange Commission on May 31, 1995
                                                      Registration No. 33-91338

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                             --------------------


                               AMENDMENT NO. 1
                                      TO
                                   FORM S-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             --------------------

                              BANCORPSOUTH, INC.
            (Exact name of Registrant as specified in its charter)

          MISSISSIPPI                    64-0659571                            6798
(State or other jurisdiction of       (I.R.S. Employer       (Primary Standard Industrial incorporation
          organization)             Identification Number)         or Classification Code Number)

                             ONE MISSISSIPPI PLAZA
                           TUPELO, MISSISSIPPI 38801
                                 (601) 680-2000
         (Address, Including Zip Code, and Telephone Number, including
            Area Code, of Registrant's Principal Executive Offices)

                              --------------------

                             AUBREY BURNS PATTERSON
                               BANCORPSOUTH, INC.
                             ONE MISSISSIPPI PLAZA
                           TUPELO, MISSISSIPPI 38801
                                 (601) 680-2000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                              --------------------

                          Copies of communications to:

                             THEODORE W. LENZ, ESQ.
                         WALLER LANSDEN DORTCH & DAVIS
                           2100 NASHVILLE CITY CENTER
                        NASHVILLE, TENNESSEE  37219-1760
                                 (615) 244-6380

                              --------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and appropriate stockholder action.

      If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

                        CALCULATION OF REGISTRATION FEE


===================================================================================================================================
    Title of Each Class of          Amount to be       Proposed Maximum Offering        Proposed Maximum           Amount of
  Securities to be Registered        Registered            Price Per Share(1)       Aggregate Offering Price    Registration Fee(2)
- -----------------------------------------------------------------------------------------------------------------------------------
 Shares of Common Stock,              2,175,000                $37.25                      $81,018,750              $27,938
 $2.50 par value                       Shares
 Common Stock Purchase Rights(3)
===================================================================================================================================


(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purposes of calculating the registration fee, based upon the average of the high and low sales prices for April 13, 1995.

(2)      The registration fee was previously submitted with the Registration
         Statement.
(3) One Common Stock Purchase Right attaches to each outstanding share of Common Stock. See "Description of BancorpSouth Common Stock -- BancorpSouth Common Stock Purchase Rights" in the enclosed Prospectus.


                              --------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

                               BANCORPSOUTH, INC.
                             CROSS REFERENCE SHEET
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)

             Items of Form S-4                     Prospectus or Prospectus Supplement Caption or Location
             -----------------                     -------------------------------------------------------
A.   INFORMATION ABOUT THE TRANSACTION

1.   Forepart of Registration State-
       ment and Outside Front Cover
       Page of Prospectus   . . . . . . . .        Facing Page of Registration Statement; Outside Front Cover Page of
                                                   Prospectus, Outside Front Cover of Prospectus Supplement
2.   Inside Front and Outside Back
       Cover Pages of Prospectus  . . . . .        Inside Front Cover Page of Prospectus, Inside Front Cover Page of
                                                   Prospectus
3.   Risk Factors, Ratio of Earnings
       to Fixed Charges and Other
       Information  . . . . . . . . . . . .        "Summary"; "Selected Financial Data"; "The Merger"; "The Merger
                                                   Agreement"; "Comparison of Rights of Stockholders"
4.   Terms of the Transaction   . . . . . .        "Summary"; "The Merger"
5.   Pro Forma Financial Information  . . .        "Selected Financial Data"; Pro Forma Financial Information
6.   Material Contracts with the
       Company Being Acquired   . . . . . .        Not Applicable
7.   Additional Information Required
       for Reoffering by Persons
       and Parties Deemed to be
       Underwriters   . . . . . . . . . . .        Not Applicable
8.   Interests of Named Experts
       and Counsel  . . . . . . . . . . . .        Not Applicable
9.   Disclosure of Commission
       Position on Indemnification for
       Securities Act Liabilities   . . . .        Not Applicable

B.   INFORMATION ABOUT THE REGISTRANT

10.  Information with Respect to
       S-3 Registrants  . . . . . . . . . .        "Incorporation of Certain Information by Reference"; "Summary"; "The
                                                   Company"
11.  Incorporation of Certain
       Information by Reference   . . . . .        "Incorporation of Certain Information by Reference"
12.  Information with Respect to
       S-2 or S-3 Registrants   . . . . . .        Not Applicable
13.  Incorporation of Certain
       Information by Reference   . . . . .        Not Applicable

14.  Information with Respect to
       Registrants Other than S-3
       or S-2 Registrants   . . . . . . . .        Not Applicable

C.   INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.  Information with Respect to
       S-3 Companies  . . . . . . . . . . .        Not Applicable
16.  Information with Respect to
       S-2 or S-3 Companies   . . . . . . .        Not Applicable
17.  Information with Respect to
       Companies Other than S-3
       or S-2 Companies   . . . . . . . . .        "Summary"; "First Federal"; "Comparative Per Share Data"; "Market
                                                   Price Data"; "Selected Financial Data"; "First Federal Management's
                                                   Discussion and Analysis of Financial Condition and Results of
                                                   Operations"; Financial Statements of First Federal"

D.   VOTING AND MANAGEMENT INFORMATION

18.  Information if Proxies, Consents
       or Authorizations are to be
       Solicited  . . . . . . . . . . . . .        "Summary"; "The Special Meeting"; "The Merger"; "Incorporation of
                                                   Certain Information by Reference"; "Description of BancorpSouth
                                                   Common Stock"; "Description of First Federal Stock"
19.  Information if Proxies, Consents
       or Authorizations are not to
       be Solicited in an Exchange
       Offer  . . . . . . . . . . . . . . .        Not Applicable

                                     [LOGO]

                              --------------------

                                310 Main Street
                         Starkville, Mississippi  39759

                              --------------------


                                                                   June __, 1995


Dear Stockholder:


      You are cordially invited to attend a special meeting of the stockholders of First Federal Bank for Savings to be held at the Holiday Inn on Highway 12 in Starkville, Mississippi on June _, 1995 at ____ _.m. Central Time. At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger, dated as of January 27, 1995, pursuant to which First Federal Bank for Savings is to merge with and into Bank of Mississippi, a Mississippi banking corporation, with Bank of Mississippi being the surviving corporation. As a result of this merger, your shares of Common Stock of First Federal Bank for Savings will be converted into shares of Common Stock of BancorpSouth, Inc., a Mississippi corporation and the parent holding company of Bank of Mississippi, in accordance with the exchange ratio described in the Agreement and Plan of Merger and in the enclosed Prospectus (including the Joint Prospectus Supplement and Proxy Statement).

      Further information concerning the special meeting and the proposed merger is set forth in the enclosed Notice of Special Meeting and Prospectus (including the Joint Prospectus Supplement and Proxy Statement). First Federal Bank for Savings's management and legal counsel and representatives of Bank of Mississippi and BancorpSouth, Inc. will be in attendance at the special meeting to answer questions and to explain the proposed merger in detail.

      Your vote on the proposed merger is of great importance. The affirmative vote of the holders of two-thirds of the outstanding shares of the Common Stock of First Federal Bank for Savings entitled to vote, among other conditions, is required for the approval of the proposed merger. Even if you plan to attend the special meeting, we ask that you execute and promptly return your completed proxy in the enclosed postage-paid envelope so that your vote can be recorded at the meeting. If you attend the meeting, you may withdraw your proxy and vote your shares personally.

      The Board of Directors of First Federal Bank for Savings has considered and approved the proposed merger with Bank of Mississippi, and unanimously recommends that stockholders vote FOR approval of the merger.

                                           Very truly yours,



                                           Erie H. Staggers, III
                                           President and Chief Executive Officer

                         FIRST FEDERAL BANK FOR SAVINGS

                             --------------------

                               310 Main Street
                         Starkville, Mississippi  39759

                             --------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS



                            TO BE HELD JUNE _, 1995


                             --------------------


       A special meeting of the stockholders of First Federal Bank for Savings is to be held at the Holiday Inn on Highway 12 in Starkville, Mississippi on June _, 1995 at ____ _.m. Central Time, for the following purposes:


       (1) To consider and vote upon an Agreement and Plan of Merger, dated as of January 27, 1995, which provides for the merger of First Federal Bank for Savings with and into Bank of Mississippi, a Mississippi banking corporation, with Bank of Mississippi being the surviving corporation; and

       (2) To transact such other business as may properly come before the special meeting or any adjournment of the special meeting.


       Only stockholders of record of First Federal Bank for Savings at the close of business on May 26, 1995 are entitled to notice of and to vote at the special meeting. In the event that there are insufficient shares represented to approve the proposed merger at the special meeting, such meeting may be adjourned to permit further solicitation.

       Office of Thrift Supervision regulations provide that holders of shares of First Federal Common Stock outstanding at the time of the Special Meeting who do not vote in favor of the Merger Agreement and who otherwise comply with certain notice and other requirements set forth in 12 C.F.R. Section
552.14 will have the right to dissent and to be paid cash for the fair value of their shares. Any stockholder of First Federal Bank for Savings dissenting from the proposed merger and desiring to receive the appraised fair value of such stockholder's shares pursuant to Office of Thrift Supervision regulations set forth in 12 C.F.R. Section 552.14, a copy of which is included as Annex A to the enclosed Joint Prospectus Supplement and Proxy Statement, must file with the Secretary of First Federal Bank for Savings prior to or at the special meeting a written objection to the proposed merger, stating that the stockholder intends to dissent in the event that the proposed merger is effected. For a detailed discussion of the procedures required to exercise these rights, see "The Special Meeting-Dissenters' Rights" and Annex A in the enclosed Joint Prospectus Supplement and Proxy Statement.


       Even if you plan to attend the special meeting, we ask that you execute and promptly return your completed proxy in the enclosed postage-paid envelope so that your vote can be recorded at the meeting. If you attend the meeting, you may withdraw your proxy and vote your shares personally.

                                        By Order of the Board of Directors,



                                        Betty L. Gentry
                                        Secretary

Starkville, Mississippi

June __, 1995

JOINT PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE __, 1995)

AND PROXY STATEMENT
                                 118,153 SHARES

                               BANCORPSOUTH, INC.

                                  COMMON STOCK

                              --------------------


       This Joint Supplement and Proxy Statement ("Supplement/Proxy Statement") relates to the issuance of an aggregate of up to 118,153 shares of Common Stock, $2.50 par value per share (the "BancorpSouth Common Stock"), of BancorpSouth, Inc. (the "Company"), a Mississippi corporation, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and a savings and loan holding company registered under the Savings and Loan Holding Company Act, as amended (the "SLHCA"), to the stockholders of First Federal Bank for Savings ("First Federal"), a federally chartered savings bank, in connection with an Agreement and Plan of Merger, dated as of January 27, 1995 (the "Merger Agreement"), described herein. Pursuant to the Merger Agreement, First Federal is to be merged with and into Bank of Mississippi ("BOM"), a Mississippi banking corporation and a wholly-owned subsidiary of the Company (the "Merger"), and each outstanding share of Common Stock of First Federal, $1 par value per share (the "First Federal Common Stock"), is to be converted into 0.698 shares of BancorpSouth Common Stock as described in the Merger Agreement and herein. At May 26, 1995, the closing price per share of BancorpSouth Common Stock was 38 1/4.

       This Supplement/Proxy Statement also serves as the proxy statement of First Federal with respect to a special meeting of the stockholders of First Federal to be held on June , 1995, or any adjournment thereof, to consider and vote upon the transactions described in the Merger Agreement (the "Special Meeting").

       THIS SUPPLEMENT/PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF THESE DOCUMENTS, INCLUDING THE MERGER AGREEMENT, IS AVAILABLE UPON REQUEST FROM CATHY
M. ROBERTSON, CORPORATE SECRETARY, BANCORPSOUTH, INC., ONE MISSISSIPPI PLAZA, TUPELO, MISSISSIPPI 38801, (601) 681-2000. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING, ANY REQUEST SHOULD BE MADE BY JUNE __, 1995.


                              --------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS JOINT PROSPECTUS
                      SUPPLEMENT AND PROXY STATEMENT.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                              --------------------

       SHARES OF BANCORPSOUTH COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT ARE NOT A SAVINGS OR DEPOSIT ACCOUNT AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                              --------------------


THE DATE OF THIS JOINT PROSPECTUS SUPPLEMENT AND PROXY STATEMENT IS JUNE _, 1995

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   S-4

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-10

THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15
        Matters to Be Considered at the Special Meeting   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15
        Vote Required   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15
        Shares Entitled to Vote; Quorum   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15
        Voting and Revocability of Proxies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-15
        Solicitation of Proxies   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-16
        Dissenters' Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-16

THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
        General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
        Background of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-18
        Reasons for the Merger; Recommendation of the Board of Directors  . . . . . . . . . . . . . . . . . . . . .  S-19
        Regulatory Approval   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-20
        Interests of Certain Persons in the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-20
        Accounting Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-21
        Certain Federal Income Tax Consequences   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-21
        Resale Restrictions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-22
        Comparison of Rights of Stockholders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-23
        Fairness Opinion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-23

THE MERGER AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-29
        The Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-29
        Exchange Procedures   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-29
        Representations and Warranties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-30
        Conduct of Business Pending the Merger    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-31
        Conditions to Consummation of the Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-31
        Employment of First Federal Employees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-32
        Employee Benefits   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33
        Filing for Regulatory Approval  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33
        Amendment of the Merger Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33
        Termination of the Merger Agreement   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-33

FIRST FEDERAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-34
        General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-34
        Market Area   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-35
        Lending Activities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-35
        Non-Performing Assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-42
        Investment Activities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-48
        Sources of Funds  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-49
        Borrowings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-53
        Subsidiary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-53
        Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-53
        Employees   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-63
        Executive Officers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-63

                                                                                                                     Page
                                                                                                                     ----
FIRST FEDERAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-64
              Business of First Federal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-64
              Financial Condition and Results of Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-64
              Liquidity-Asset/Liability Management  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-65
              Capital Resources . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-65
              Impact of Inflation and Changes in Prices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-66
              Common Stock Market Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-66

DESCRIPTION OF FIRST FEDERAL CAPITAL STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-67
              Voting Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-67
              Beneficial Ownership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-67

COMPARISON OF RIGHTS OF STOCKHOLDERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-68
              Voting Rights; Cumulative Voting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-68
              Change of Control . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-68
              Board of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-69
              Removal of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-69
              Indemnification of Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-69
              Duration  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-70
              Permitted Activities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-70
              Rights of Stockholders to Call Special Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-70

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-71

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-71

INDEX TO FINANCIAL STATEMENTS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-1


Annex A -- Provisions of 12 C.F.R. Section  552.14 Relating to Dissenters' Rights . . . . . . . . . . . . . . . . .   A-1
Annex B -- Fairness Opinion of Mercer Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   B-1

                             --------------------

              No person has been authorized to give any information or to make any representations other than those contained in this Supplement/Proxy Statement in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Supplement/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of BancorpSouth Common Stock offered hereby or an offer to sell or a solicitation of an offer to buy such shares to any person, or the solicitation of a proxy from any person, in any jurisdiction in which such offer, solicitation of an offer or proxy solicitation is unlawful. The delivery of this Supplement/Proxy Statement at any time does not imply that the information herein is correct as of any time subsequent to its date.

                                    SUMMARY

       The following summary of certain information contained elsewhere in this Supplement/Proxy Statement does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference herein. Unless the context otherwise requires, all references to the "Company" include BancorpSouth, Inc. and its wholly-owned subsidiaries. Unless the context otherwise requires, all references to "First Federal" include First Federal Bank for Savings and its wholly-owned subsidiary.


                             PARTIES TO THE MERGER

BANCORPSOUTH, INC.; BANK OF MISSISSIPPI

       The Company was incorporated in February 1982 in the State of Mississippi, and is a bank holding company registered under the BHCA and a savings and loan holding company registered under the SLHCA. The Company owns all of the outstanding capital stock of Bank of Mississippi ("BOM"), a Mississippi banking corporation with its principal office located in Tupelo, Mississippi and 84 branch offices located across the State of Mississippi; Volunteer Bank, a Tennessee banking corporation with its principal office located in Jackson, Tennessee and 14 branch offices located in west Tennessee; and Laurel Federal Savings and Loan Association, a federally chartered savings and loan association with its principal office located in Laurel, Mississippi and seven branch offices located in west Mississippi. The principal executive offices of the Company are located at One Mississippi Plaza, Tupelo, Mississippi 38801, and its telephone number is (601) 680-2000.


       As of May 9, 1995, the Company entered into a purchase and assumption agreement with Shelby Bank, a Tennessee banking corporation, whereby Volunteer Bank is to acquire the assets and assume certain liabilities of Shelby Bank in exchange for shares of BancorpSouth Common Stock. Shelby Bank operates from a single office located in Bartlett, Shelby County, Tennessee and at April 13, 1995 had assets of approximately $24 million.


FIRST FEDERAL BANK FOR SAVINGS

       First Federal was chartered in 1934 as a federal savings and loan association. In 1988, First Federal converted to a mutual savings bank and changed its name from First Federal Savings and Loan Association of Starkville to First Federal Bank for Savings. In October 1993, First Federal converted from a mutual to a stock form of organization through the issuance and sale of 157,466 shares of First Federal Common Stock. First Federal operates from a single office located at 310 Main Street, Starkville, Mississippi 39759, and its telephone number is (601) 323-2921.


                                   THE MERGER

       If the Merger Agreement is approved by the stockholders of First Federal and certain other conditions are satisfied: (i) First Federal will merge with and into BOM pursuant to the Merger Agreement; (ii) the First Federal Common Stock will be converted into BancorpSouth Common Stock in accordance with the Exchange Ratio, as defined below; and (iii) the separate existence of First Federal will cease.

       The Merger Agreement contains various representations and warranties by the Company and First Federal, and the obligations of such parties are subject to certain conditions. See "The Merger Agreement."

WAIVER OF ANTI-TAKEOVER PROVISION

       The Board of Directors of First Federal has unanimously approved an amendment to First Federal's federal stock charter which would eliminate an anti-takeover provision in the charter which provides that, prior to October 1, 1998, in no event shall any person, directly or indirectly, offer to acquire or acquire more than 10% of any class of capital stock of First Federal, except wherein First Federal forms a holding company, and any shares of First Federal capital stock benefically owned by any person in excess of such 10% limit are considered "excess shares" and may not be counted as shares entitled to vote. The charter amendment is to be submitted for approval of the First Federal stockholders as First Federal's 1995 annual meeting of stockholders on June 1, 1995 and is described in greater detail in First Federal's proxy statement with respect to such annual meeting. The Board of Directors of First Federal determined that eliminating such anti-takeover provision is necessary for consummation of the Merger and, therefore, such elimination is in the best interests of the First Federal stockholders.


CONVERSION OF FIRST FEDERAL COMMON STOCK


       Upon effectiveness of the Merger, each share of First Federal Common Stock, other than shares held by dissenting stockholders, will be converted into, and become exchangeable for, 0.698 shares of BancorpSouth Common Stock (the "Exchange Ratio"), and cash in lieu of the issuance of fractional shares of BancorpSouth Common Stock (together, the "Merger Consideration"). The Exchange Ratio was determined through arm's-length negotiations between the management of the Company and management of First Federal. The Exchange Ratio will not be adjusted in the event of a change in the price per share of BancorpSouth Common Stock. A decline in the price per share of BancorpSouth Common Stock will not be considered a material adverse change allowing First Federal to terminate its obligations under the Merger Agreement. There can be no assurance that the price per share of BancorpSouth Common Stock will not decline prior to consumation of the Merger.


SPECIAL MEETING OF STOCKHOLDERS OF FIRST FEDERAL


       The Special Meeting will be held on June _, 1995 at ____ _.m. Central Time at the Holiday Inn on Highway 12 in Starkville, Mississippi. The purpose of the Special Meeting is to consider and vote upon the Merger Agreement and any other matters that may be properly brought before the stockholders of First Federal at the Special Meeting. Only holders of record of shares of First Federal Common Stock at the close of business on May 26, 1995 will be entitled to receive notice of and to vote at the Special Meeting.

VOTE REQUIRED; RECOMMENDATION OF THE BOARD OF DIRECTORS

       Consummation of the Merger will require the affirmative vote of the holders of two-thirds of the outstanding shares of First Federal Common Stock entitled to vote. Each share of First Federal Common Stock is entitled to one vote. At May 26, 1995, First Federal's directors, executive officers and affiliates beneficially owned 49,206 shares of First Federal Common Stock, or approximately 29.1% of the then outstanding shares of First Federal Common Stock. The directors and executive officers of First Federal have indicated that they intend to vote their shares of First Federal Common Stock for approval and adoption of the Merger Agreement. See "Special Meeting -- Vote Required."


       THE FIRST FEDERAL BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS BEING IN THE BEST INTERESTS OF THE FIRST FEDERAL STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE FIRST FEDERAL STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

       The vote of the holders of BancorpSouth Common Stock is not required to approve the Merger.

BACKGROUND OF AND REASONS FOR THE MERGER

       During 1994, the management of First Federal received unsolicited indications of interest in acquiring First Federal from the Company and two other financial institutions. On September 27, 1994, Aubrey B. Patterson, Chairman of the Board and Chief Executive Officer of the Company, met with E.H. Staggers, III, President and Chief Executive Officer of First Federal, to discuss a possible acquisition of First Federal. On October 19, 1994, Mr. Staggers informed Mr. Patterson that the Board of Directors of First Federal was interested in additional discussions with the Company. On October 28, 1994, Albert Clark, the Chairman of the Board of First Federal, Mr. Staggers and Mr. Patterson met at the Company's headquarters to discuss a possible acquisition by the Company and the opportunities for their respective stockholders and employees. During December 1994, each of the two financial institutions that, in addition to the Company, had expressed interest in acquiring First Federal, determined independently that they would not pursue such an acquisition at that time. On December 13, 1994, Mr. Patterson, Mr. Clark and Mr. Staggers met to discuss the amount of consideration to be offered by the Company in the proposed business combination with First Federal. On December 28, 1994, the First Federal Board of Directors voted to authorize the officers of First Federal to negotiate, with the advice of counsel, the terms of the Merger Agreement. On January 3, 1995, representatives of First Federal and the Company met at the Company's headquarters and executed a letter of intent. Following a period of continued negotiation, the Merger Agreement was executed in Starkville, Mississippi on January 27, 1995. See "The Merger - Background and Reasons for the Merger" for additional information.

FAIRNESS OPINION


       Mercer Capital, a valuation advisory firm headquartered in Memphis, Tennessee, was retained by First Federal to advise management of First Federal with respect to consideration proposed to be conveyed in the Merger, and on March 7, 1995, following execution of the Merger Agreement, Mercer Capital rendered a formal written an opinion addressed to the Board of Directors of First Federal as to the fairness from a financial point of view of the terms of the Merger to the stockholders of First Federal (the "Fairness Opinion"). See "The Merger -- Fairness Opinion." A copy of the Fairness Opinion is attached hereto as Annex B.


STOCKHOLDERS' RIGHTS OF APPRAISAL

       Office of Thrift Supervision ("OTS") regulations provide that holders of shares of First Federal Common Stock outstanding at the time of the Special Meeting who do not vote in favor of the Merger Agreement and who otherwise comply with certain notice and other requirements set forth in 12 C.F.R.
Section 552.14 will have the right to dissent and to be paid cash for the fair value of their shares. See "The Special Meeting -- Dissenters' Rights" and Annex A hereto.


       If a stockholder of First Federal elects to exercise such stockholder's right to dissent from the Merger and demand payment of the fair or appraised value of such stockholder's shares of First Federal Common Stock, such stockholder must satisfy both of the following conditions, as well as the other applicable procedural requirements: (i) the stockholder must deliver to First Federal prior to the Special Meeting a written demand for appraisal of and payment for such stockholder's shares, and (ii) the stockholder may not vote his or her shares in favor of the Merger. Written demands for appraisal of shares of First Federal Common Stock should be submitted to Betty L. Gentry, Secretary, First Federal, 310 Main Street, Starkville, Mississippi 39759. A proxy or vote against the Merger without prior delivery of a written notice of intent to dissent is not sufficient to satisfy the notice requirements of the OTS regulations.


       Holders of BancorpSouth Common Stock are not entitled to dissenters' rights with respect to the Merger.

CONDITIONS; REGULATORY APPROVALS


       Consummation of the Merger is subject to certain conditions, including the approval of First Federal stockholders and the receipt of applicable regulatory approvals or consents, including those of the Federal Deposit Insurance Corporation ("FDIC"), the OTS and the Mississippi Department of Banking and Consumer Finance. The Company filed an application with the FDIC on April 14, 1995 and anticipates a response to such application by June 30, 1995. The OTS has approved an application filed by the Company with respect to the Merger pursuant to First Federal's conversion in 1993 to a stock form of savings bank. A notice of the Merger was filed by the Company with OTS on April 14, 1995 and acknowledged by the OTS on April 20, 1995. See "The Merger
- -- Regulatory Approvals" and "The Merger Agreement -- Conditions to Consummation of the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


       Upon completion of the Merger, Erie H. Staggers, III and Betty L. Gentry, the President and Senior Vice President of First Federal, respectively, will be employed by the Company, with anticipated annual salaries of approximately $60,000 and $37,725, respectively. At May 26, 1995, the directors and executive officers of First Federal, including Mr. Staggers and Ms. Gentry, beneficially owned an aggregate of 49,206 shares of First Federal Common Stock and, based upon an Exchange Ratio of 0.698 and assuming such shares are owned upon effectiveness of the Merger, would receive an aggregate of approximately 34,345 shares of BancorpSouth Common Stock upon consummation of the Merger. See "The Merger -- Interests of Certain Persons in the Merger" and "Description of First Federal Capital Stock -- Beneficial Ownership."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES


       Consummation of the Merger is conditioned upon the receipt by First Federal of an opinion of Waller Lansden Dortch & Davis, special counsel to the Company, to the effect that, for federal income tax purposes, the Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The opinion of Waller Lansden Dortch & Davis will not be binding on the Internal Revenue Service or any court. If the Merger was determined not to qualify as a "reorganization" under
Section 368(a) of the Code, the Merger would be treated as a taxable sale of assets by First Federal followed by the liquidation of First Federal. A stockholder of First Federal who receives cash in lieu of a fractional share of BancorpSouth Common Stock in the Merger will recognize gain (or loss) as if the fractional share had been received and then redeemed for the cash. The amount of gain or loss will equal the difference between the amount of cash and the stockholder's basis in the fractional share interest. In such event, any gain or loss recognized will be capital gain (or loss) if the shares of First Federal Common Stock are held by such stockholder as a capital asset at the Effective Time. The receipt of cash for shares of First Federal Common Stock as a result of the exercise of dissenters' rights will be taxable as a redemption of those shares for the cash. Any stockholder considering the exercise of dissenters' rights should consult their tax advisor regarding the tax consequences of exercising dissenters' rights. See "The Merger -- Certain Federal Income Tax Consequences."


ACCOUNTING TREATMENT


        The Company intends to account for the Merger under the pooling of interests method for accounting and financial reporting purposes. Certain events, including the exercise of dissenters' or appraisal rights by holders of greater than 10% of the outstanding shares of First Federal Common Stock, could, however, preclude the Company's use of the pooling of interests method. See "The Merger -- Accounting Treatment."


RESALE RESTRICTIONS


        Shares of BancorpSouth Common Stock received by the stockholders of First Federal in the Merger will be freely transferable, except that shares of BancorpSouth Common Stock received by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act of 1933, as amended (the "Securities Act")) of First Federal at the time of the Special Meeting may be re-sold by them only in certain permitted circumstances. This Supplement/Proxy Statement is not intended to be used in connection with the resale of BancorpSouth Common Stock by such affiliates. See "The Merger -- Resale Restrictions."

                            COMPARATIVE MARKET DATA


      The BancorpSouth Common Stock has been traded on the Nasdaq Stock Market National Market ("Nasdaq/NM") under the symbol "BOMS" since October 14, 1985. At May 26, 1995, there were approximately 5,885 stockholders of record of the BancorpSouth Common Stock.

      At May 26, 1995, there were approximately 186 stockholders of record of the First Federal Common Stock. There is no established public trading market for shares of First Federal Common Stock. The shares of First Federal Common Stock were issued on October 1, 1993 at an offering price of $10 per share.

      At January 26, 1995, the date immediately preceding the public announcement of the proposed Merger, the closing price per share as reported on the Nasdaq/NM for the BancorpSouth Common Stock was $34 1/16. At May 26, 1995, the closing price per share of BancorpSouth Common Stock was $38 1/4.


      The table below sets forth, for the periods indicated, the range of closing sales prices as reported on the Nasdaq/NM for the BancorpSouth Common Stock.

                                                      BANCORPSOUTH
                                                     COMMON STOCK(1)
                                                     ---------------

                                                    HIGH           LOW
                                                    ----           ---
           1995
           ----

           First Quarter . . . . . . . . . . . .   $36.50         $32.25

           1994
           ----

           First Quarter . . . . . . . . . . . .   $33.00         $29.00
           Second Quarter  . . . . . . . . . . .    33.25          29.00
           Third Quarter   . . . . . . . . . . .    36.25          34.00
           Fourth Quarter  . . . . . . . . . . .    34.75          31.00

           1993
           ----

           First Quarter . . . . . . . . . . . .   $31.96         $29.57
           Second Quarter  . . . . . . . . . . .    35.00          31.09
           Third Quarter   . . . . . . . . . . .    34.78          31.63
           Fourth Quarter  . . . . . . . . . . .    36.96          31.00
           1992
           ----

           First Quarter . . . . . . . . . . . .   $27.17         $23.26
           Second Quarter  . . . . . . . . . . .    27.83          25.65
           Third Quarter   . . . . . . . . . . .    27.83          23.91
           Fourth Quarter  . . . . . . . . . . .    31.09          26.09

- --------------------
(1) All share prices for BancorpSouth Common Stock have been adjusted to give effect to a 15% stock dividend paid on December 1, 1993 to all shareholders of record on November 15, 1993.

                           COMPARATIVE PER SHARE DATA

      The following table presents selected comparative unaudited per share data (i) of each of the Company and First Federal on a historical basis, (ii) for the Company and LF Bancorp, Inc. ("LF Bancorp"), a savings and loan holding company which merged with and into the Company on March 31, 1995 (the "LF Bancorp Merger"), on a pro forma basis assuming the LF Bancorp Merger had been effective for the periods indicated in the table, (iii) for the Company, LF Bancorp and First Federal on a pro forma basis assuming the Merger and the LF Bancorp Merger had been effective for the periods indicated in the table, and
(iv) for First Federal on a pro forma equivalent basis.


 BOOK VALUE PER SHARE:
                                                                           December 31, 1994               MARCH 31, 1995
                                                                    -------------------------------      ------------------
 The Company historical  . . . . . . . . . . . . . . . . . . . .                 $25.94                        $26.33
 First Federal historical  . . . . . . . . . . . . . . . . . . .                  17.70                         17.92
 The Company and LF Bancorp pro forma (1)  . . . . . . . . . . .                  25.71                         26.33
 The Company, LF Bancorp and First Federal pro forma (2) . . . .                  25.71                         26.01
 First Federal pro forma equivalent (3)  . . . . . . . . . . . .                  17.95                         18.15


                                                                                                         THREE MONTHS ENDED
 NET INCOME PER SHARE:                                                   YEAR ENDED DECEMBER 31,              MARCH 31
                                                                     ------------------------------      ------------------
                                                                     1992         1993         1994            1995
                                                                     ----         ----         ----            ----
 The Company historical  . . . . . . . . . . . . . . . . . . . .     $2.40        $3.37        $3.21           $0.80
 First Federal historical (4)  . . . . . . . . . . . . . . . . .       N/A          N/A         1.43            0.22
 The Company and LF Bancorp pro forma (1)(5) . . . . . . . . . .       N/A         3.34         3.11            0.80
 The Company, LF Bancorp and First Federal pro forma (2)(4)  . .       N/A          N/A         3.10            0.79
 First Federal pro forma equivalent (4)(6) . . . . . . . . . . .       N/A          N/A         2.16            0.55


                                                                                                         THREE MONTHS ENDED
 CASH DIVIDENDS PER SHARE                                                YEAR ENDED DECEMBER 31,              MARCH 31
                                                                     ------------------------------      ------------------
                                                                     1992         1993         1994            1995
                                                                     ----         ----         ----            ----
 The Company historical  . . . . . . . . . . . . . . . . . . . .     $1.02        $1.08        $1.11           $0.30
 First Federal historical (4)  . . . . . . . . . . . . . . . . .       N/A          N/A         0.25              -
 The Company and LF Bancorp pro forma (1)(5) . . . . . . . . . .       N/A         1.08         1.11            0.30
 The Company, LF Bancorp and First Federal pro forma (2)(4)  . .       N/A          N/A         1.11            0.30
 First Federal pro forma equivalent (4)(7) . . . . . . . . . . .       N/A          N/A         0.77            0.21


- -------------------------------
(1) Presented as if the LF Bancorp Merger had been effective throughout the periods presented.
(2) Presented as if the Merger and the LF Bancorp Merger had been effective throughout the periods presented.
(3) Calculated by multiplying the Company and LF Bancorp's pro forma value by the quotient calculated by dividing the number of shares of BancorpSouth Common Stock issuable under the Merger Agreement by the number of shares of First Federal Common Stock outstanding as of the end of the period.
(4) Not applicable for periods prior to First Federal's conversion from mutual to stock ownership on October 31, 1993.
(5) Not applicable for periods prior to LF Bancorp's conversion from mutual to stock ownership on December 30, 1992.
(6) Calculated by multiplying the Company and LF Bancorp's pro forma combined net income per share by a quotient calculated by dividing the number of shares issuable under the Merger Agreement by the average number of shares of First Federal Common Stock outstanding during the period.
(7) Calculated by multiplying the Company and LF Bancorp's pro forma combined cash dividends per share by the quotient described in Note (6) above.

                            SELECTED FINANCIAL DATA

      The following tables set forth for the Company and First Federal certain historical consolidated financial information, and for the Company, certain unaudited pro forma condensed consolidated financial information. The financial information set forth below is derived from, and should be read in conjunction with, the respective consolidated financial statements, and the notes thereto, of the Company which have been incorporated herein by reference, and of First Federal, appearing elsewhere in this Supplement/Proxy Statement and the unaudited pro forma condensed consolidated financial statements, and the notes hereto, appearing elsewhere in this Supplement/Proxy Statement.
The unaudited historical financial data for the three month periods ended March 31, 1994 and 1995 have been derived from the unaudited financial statements of the Company which have been restated for the LF Bancorp merger, which was accounted for as a pooling of interests. In the opinion of management of the Company and First Federal, all adjustments necessary for a fair presentation of the consolidated financial statements have been included.


                               BANCORPSOUTH, INC.
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                (dollars in thousands except per share amounts)

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------------------------------
                                                       1990          1991          1992          1993           1994
                                                       ----          ----          ----          ----           ----
   EARNINGS SUMMARY:
          Interest revenue . . . . . . . . . .     $  178,703    $  178,448    $  165,346    $  158,463     $  173,208
          Interest expense . . . . . . . . . .        104,673        93,730        71,200        61,952         69,332
                                                   ----------    ----------    ----------    ----------     ----------
             Net interest revenue  . . . . . .         74,030        84,718        94,146        96,511        103,876
          Provision for credit losses  . . . .          5,965         8,436        11,483         7,754          5,652
          Other revenue  . . . . . . . . . . .         17,540        19,427        19,790        22,568         23,421
          Other expense  . . . . . . . . . . .         63,783        71,988        78,488        80,742         85,799
                                                   ----------    ----------    ----------    ----------     ----------
          Income before income tax and
            accounting change  . . . . . . . .         21,822        23,721        23,965        30,583         35,846
          Applicable income taxes  . . . . . .          4,429         5,283         5,400         7,200         10,400
                                                   ----------    ----------    ----------    ----------     ----------
            Income before accounting change  .         17,393        18,438        18,565        23,383         25,446
          Accounting change, net of tax  . . .             --            --            --         3,200             --
          Net income . . . . . . . . . . . . .     $   17,393    $   18,438    $   18,565    $   26,583     $   25,446
                                                   ==========    ==========    ==========    ==========     ==========

   PER SHARE DATA:
          Primary
            Income before accounting change  .     $     2.33    $     2.47    $     2.47    $     2.99     $     3.21
            Accounting change, net of taxes  .             --            --            --          0.41             --
                                                   ----------    ----------    ----------    ----------     ----------
            Net income . . . . . . . . . . . .     $     2.33    $     2.47    $     2.47    $     3.40     $     3.21
                                                   ==========    ==========    ==========    ==========     ==========
          Fully diluted
            Income before accounting change  .     $     2.26    $     2.40    $     2.40    $     2.97     $     3.21
            Accounting change, net of taxes  .             --            --            --          0.40             --
                                                   ----------    ----------    ----------    ----------     ----------
            Net income . . . . . . . . . . . .     $     2.26    $     2.40    $     2.40    $     3.37     $     3.21
                                                   ==========    ==========    ==========    ==========     ==========

          Cash dividends . . . . . . . . . . .     $     0.86    $     0.94    $     1.02    $     1.08     $     1.11
          Book value . . . . . . . . . . . . .     $    18.32    $    19.95    $    21.55    $    23.95     $    25.94

   BALANCE SHEET DATA (PERIOD END):
          Total assets . . . . . . . . . . . .     $1,870,693    $2,001,210    $2,137,004    $2,306,709     $2,518,398
          Loans, net of unearned income  . . .      1,187,001     1,266,340     1,332,283     1,507,593      1,733,730
          Allowance for credit losses  . . . .         17,676        18,825        21,205        24,019         27,529
          Securities . . . . . . . . . . . . .        451,763       466,716       469,842       485,746        566,256
          Deposits . . . . . . . . . . . . . .      1,621,039     1,752,967     1,876,093     2,031,477      2,171,748
          Long-term debt:
            Parent . . . . . . . . . . . . . .         33,996        33,309        32,541        24,508         24,508
            Subsidiaries . . . . . . . . . . .             --            --            --            --         23,520
          Total stockholders' equity . . . . .        135,288       148,570       161,668       188,600        205,329

   N/A-Information not available

                                                      Three Months Ended
                                                           March 31
                                                   ------------------------
                                                      1994          1995

   EARNINGS SUMMARY:
          Interest revenue . . . . . . . . . .     $   42,490    $   52,510
          Interest expense . . . . . . . . . .         17,046        22,613
                                                   ----------    ----------
             Net interest revenue  . . . . . .         25,444        29,997
          Provision for credit losses  . . . .          1,064         1,176
          Other revenue  . . . . . . . . . . .          4,884         7,062
          Other expense  . . . . . . . . . . .         21,860        25,457
                                                   ----------    ----------
          Income before income tax and
            accounting change  . . . . . . . .          7,404        10,426
          Applicable income taxes  . . . . . .          2,015         3,385
                                                   ----------    ----------
            Income before accounting change  .          5,389         7,041
          Accounting change, net of tax  . . .             --            --
          Net income . . . . . . . . . . . . .     $    5,389    $    7,041
                                                   ==========    ==========

   PER SHARE DATA:
          Primary
            Income before accounting change  .     $     0.62    $     0.80
            Accounting change, net of taxes  .             --            --
                                                   ----------    ----------
            Net income . . . . . . . . . . . .     $     0.62    $     0.80
                                                   ==========    ==========
          Fully diluted
            Income before accounting change  .     $     0.62    $     0.80
            Accounting change, net of taxes  .             --            --
                                                   ----------    ----------
            Net income . . . . . . . . . . . .     $     0.62    $     0.80
                                                   ==========    ==========

          Cash dividends . . . . . . . . . . .     $     0.27    $     0.30
          Book value . . . . . . . . . . . . .     $    24.27    $    26.33

   BALANCE SHEET DATA (PERIOD END):
          Total assets . . . . . . . . . . . .     $2,584,688    $2,791,532
          Loans, net of unearned income  . . .      1,650,153     1,863,048
          Allowance for credit losses  . . . .         25,360        28,780
          Securities . . . . . . . . . . . . .        578,972       637,211
          Deposits . . . . . . . . . . . . . .      2,259,770     2,445,850
          Long-term debt:
            Parent . . . . . . . . . . . . . .         24,508        24,508
            Subsidiaries . . . . . . . . . . .         22,223        22,529
          Total stockholders' equity . . . . .        211,499       230,765

   N/A-Information not available

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                   -------------------------------------------------------------------
                                                      1990          1991          1992          1993           1994
                                                      ----          ----          ----          ----           ----
   BALANCE SHEET DATA (AVERAGES):
          Total assets . . . . . . . . . . . .     $1,830,881    $1,939,678    $2,052,408    $2,197,330     $2,418,415
          Total stockholders' equity . . . . .        128,547       141,607       155,327       177,304        195,884
          Average shares outstanding . . . . .      7,349,488     7,414,576     7,474,192     7,775,139      7,888,662

   SELECTED RATIOS (ANNUALIZED):
          Return on average assets . . . . . .           0.95%         0.95%         0.90%         1.21%          1.05%
          Return on average stockholders'
            equity . . . . . . . . . . . . . .          13.53         13.02         11.95         15.06          12.99
          Net interest margin  . . . . . . . .           4.69          4.99          5.19          4.95           4.86
          Net charge-offs to average loans . .           0.43          0.63          0.70          0.35           0.13
          Tier 1 capital to risk-weighted
            assets . . . . . . . . . . . . . .          10.14          9.99          9.90         11.00          10.63
          Total capital to risk-weighted
            assets . . . . . . . . . . . . . .          13.94         13.42         13.10         13.70          12.89
          Leverage ratio . . . . . . . . . . .           7.29          7.57          7.50          8.30           8.00


                                                        For the Three
                                                           Months
                                                           Ended
                                                          March 31,
                                                   ------------------------
                                                      1994          1995
                                                   ----------    ----------
   BALANCE SHEET DATA (AVERAGES):
          Total assets . . . . . . . . . . . .     $2,504,011    $2,723,628
          Total stockholders' equity . . . . .        211,499       227,696
          Average shares outstanding . . . . .      8,713,325     8,760,239

   SELECTED RATIOS (ANNUALIZED):
          Return on average assets . . . . . .           0.86%         1.03%
          Return on average stockholders'
            equity . . . . . . . . . . . . . .          10.35%        12.37%
          Net interest margin  . . . . . . . .          N/A            5.08%
          Net charge-offs to average loans . .          N/A            0.12%
          Tier 1 capital to risk-weighted
            assets . . . . . . . . . . . . . .          N/A           11.51%
          Total capital to risk-weighted
            assets . . . . . . . . . . . . . .          N/A           13.71%
          Leverage ratio . . . . . . . . . . .          N/A            8.20%
          N/A - information not available


                         FIRST FEDERAL BANK FOR SAVINGS
                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                (dollars in thousands except per share amounts)

                                                                                                                THREE MONTHS ENDED
                                                               FOR THE YEARS ENDED DECEMBER 31,                      MARCH 31,
                                               ------------------------------------------------------------   ----------------------
                                                 1990         1991         1992         1993          1994       1994         1995
                                                 ----         ----         ----         ----          ----       ----         ----
 EARNINGS SUMMARY:
        Interest revenue . . . . . . . . . . . $ 2,241      $ 2,099      $ 1,798      $ 1,571      $  1,612    $    384     $    422
        Interest expense . . . . . . . . . . .   1,682        1,493        1,060          813           773         183          212
                                               -------      -------      -------      -------      --------    --------     --------
           Net interest revenue  . . . . . . .     559          606          738          758           839         201          210
        Provision for credit losses  . . . . .       9            7           14           83            10           3            4
        Other revenue  . . . . . . . . . . . .     116          127          209          294           215          59           32
        Other expense  . . . . . . . . . . . .     490          501          555          620           695         163          191
                                               -------      -------      -------      -------      --------    --------     --------
          Income before income tax . . . . . .     176          225          378          349           349          94           47
        Applicable income taxes  . . . . . . .      --           --          148          131           108          36           12
                                               -------      -------      -------      -------      --------    --------     --------
        Net income   . . . . . . . . . . . . . $   176      $   225      $   230      $   218      $    241    $     58     $     35
                                               =======      =======      =======      =======      ========    ========     ========

 PER SHARE DATA: (1)
        Net income . . . . . . . . . . . . . .     N/A          N/A          N/A          N/A      $   1.43    $   0.37     $   0.22
        Cash dividends . . . . . . . . . . . .     N/A          N/A          N/A           --          0.25          --           --
        Book value . . . . . . . . . . . . . .     N/A          N/A          N/A      $ 16.43      $  17.70    $  16.79     $  17.92

 BALANCE SHEET DATA (PERIOD END):
        Total assets . . . . . . . . . . . . . $23,487      $24,167      $24,059      $25,495      $ 25,306    $ 25,591     $ 25,037
        Loans, net of unearned income  . . . .  16,337       15,193       14,710       13,685        14,178      12,852       13,879
        Allowance for credit losses  . . . . .       8           15           20          100           100         100          100
        Securities . . . . . . . . . . . . . .   4,781        4,217        6,022        8,370         9,591       8,880        9,079
        Deposits . . . . . . . . . . . . . . .  22,741       23,236       22,805       22,546        22,328      22,650       22,012
        Total equity . . . . . . . . . . . . .    516           741        1,029        2,587         2,787       2,644        2,822

 BALANCE SHEET DATA (AVERAGES):
        Total assets . . . . . . . . . . . . . $23,213      $24,448      $24,158      $25,316      $ 25,467    $ 25,433     $ 25,043
        Total equity . . . . . . . . . . . . .     456          642          865        1,349         2,700       2,616        2,802
        Average shares outstanding (2) . . . .     N/A          N/A          N/A          N/A       157,466     157,466      157,466

 SELECTED RATIOS (ANNUALIZED):
        Return on average assets . . . . . . .    0.76%        0.92%        0.95%        0.86%         0.92%       0.91%       0.56%
        Return on average equity . . . . . . .   38.60        35.05        26.59        16.14          8.65        8.87%       5.00%
        Net interest margin  . . . . . . . . .    2.38         2.40         3.12         2.82          3.11        3.04%       3.02%
        Net charge-offs to average loans . . .    0.01           --         0.12         0.03          0.07          --          --
        Tier 1 capital to risk-weighted assets    5.20         7.54        10.34        26.23         27.31       27.46%      27.88%
        Leverage ratio . . . . . . . . . . . .    2.30         3.07         4.28        10.15         11.01       10.33%      11.27%


- --------------------
(1) Per share data not presented for periods prior to conversion from stock ownership on October 1, 1993.
(2) Not applicable prior to conversion from mutual to stock ownership on October 1, 1993.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               MARCH 31, 1995
                                  (unaudited)

                                                                        Historical
                                                             ----------------------------------
                                                             The Company          First Federal       Adjustments     Pro Forma
                                                             -----------          -------------       -----------     ---------
                                                                                        (in thousands)
 ASSETS
        Cash and due from banks  . . . . . . . . . .         $  130,745              $ 1,356                          $  132,101
        Held-to-maturity securities  . . . . . . . .            499,473                9,288                             508,761
        Loans and leases, net  . . . . . . . . . . .          1,834,268               13,880                           1,848,148
        Available-for-sale securities  . . . . . . .            137,738                 -                                137,738
        Mortgages held for sale  . . . . . . . . . .             11,180                 -                                 11,180
        Premises and equipment, net  . . . . . . . .             69,524                  226                              69,750
        Other assets . . . . . . . . . . . . . . . .            108,604                  287                             108,891
                                                             ----------              -------                          ----------
               Total assets  . . . . . . . . . . . .         $2,791,532              $25,037                          $2,861,569
                                                             ==========              =======                          ==========

 LIABILITIES
        Deposits . . . . . . . . . . . . . . . . . .
        Non-interest bearing . . . . . . . . . . . .            319,785                 -                                319,785
        Interest bearing . . . . . . . . . . . . . .          2,126,065               22,012                           2,148,077
                                                             ----------              -------                          ----------
        Total deposits . . . . . . . . . . . . . . .          2,445,850               22,012                           2,467,862
        Short-term borrowings  . . . . . . . . . . .             31,864                 -                                 31,864
        Long-term debt . . . . . . . . . . . . . . .             47,037                 -                                 47,037
        Other liabilities  . . . . . . . . . . . . .             36,016                  203                              36,219
                                                             ----------              -------                          ----------
               Total liabilities . . . . . . . . . .          2,560,767               22,215                           2,582,982
                                                             ==========              =======                          ==========

 STOCKHOLDERS' EQUITY
        Common stock . . . . . . . . . . . . . . . .         $   22,045              $   157           118   (1)          22,320
        Capital surplus  . . . . . . . . . . . . . .             73,782                1,239          (118)  (1)          74,903
        Unrealized gain (loss) on
           available-for-sale securities   . . . . .                125                 -                                    125
        Retained earnings  . . . . . . . . . . . . .            135,847                1,426                             137,273
        Less cost of treasury stock  . . . . . . . .             (1,034)                -                                 (1,034)
                                                             ----------              -------          ----            ----------
               Total stockholders' equity  . . . . .            230,765                2,822          -                  233,587
                                                             ==========              =======          ----            ==========
               Total liabilities and stockholders'
               equity  . . . . . . . . . . . . . . .         $2,791,532              $25,037          -               $2,816,569
                                                             ==========              =======          ====            ==========

 -----------------
 (1) Reclassification of capital accounts to reflect the exchange of First Federal Common Stock for BancorpSouth Common Stock.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (unaudited)


                                                                For the three years ended December 31,
                                   ------------------------------------------------------------------------------------------------
                                                       1992                                            1993
                                   -----------------------------------------------    ---------------------------------------------
                                                                    The Company,                                     The Company,
                                                  The Company        LF Bancorp                      The Company      LF Bancorp
                                   The Company   & LF Bancorp      & First Federal    The Company   & LF Bancorp    & First Federal
                                   Historical      Pro Forma          Pro Forma       Historical      Pro Forma        Pro Forma
                                   ----------      ---------          ---------       ----------      ---------        ---------
                                                               (in thousands except per share amounts)
Interest revenue  . . . . . . . .    $165,346        $180,285          $182,079        $158,463        $171,035          $172,606
Interest expense  . . . . . . . .      71,200          79,996            81,056          61,952          68,112            68,925
                                     --------        --------          --------        --------        --------          --------
Net interest revenue  . . . . . .      94,146         100,289           101,023          96,511         102,923           103,681
Provision for credit losses . . .      11,483          11,818            11,836           7,754           7,886             7,969
                                     --------        --------          --------        --------        --------          --------
Net interest revenue, after
   provision for credit losses  .      82,663          88,471            89,187          88,757          95,037            95,712
Other revenue . . . . . . . . . .      19,790          21,105            21,321          22,568          24,027            24,321
Other expense . . . . . . . . . .      78,488          82,394            82,949          80,742          84,837            85,457
                                     --------        --------          --------        --------        --------          --------
Income before income tax and
   accounting change  . . . . . .      23,965          27,182            27,559          30,583          34,227            34,576
Applicable income taxes . . . . .       5,400           6,954             7,101           7,200           8,402             8,533
                                     --------        --------          --------        --------        --------          --------
Income before accounting change .      18,565          20,228            20,458          23,383          25,825            26,043
Accounting change, net of tax . .          -               -                 -            3,200           3,380             3,380
Extraordinary item  . . . . . . .          -             (284)             (284)             -               -                 -

Net income  . . . . . . . . . . .    $ 18,565        $ 19,944          $ 20,174        $ 26,583        $ 29,205          $ 29,423
                                     ========        ========          ========        ========        ========          ========

EARNINGS PER SHARE
 Primary:
   Income before accounting
     change . . . . . . . . . . .    $   2.47           N/A(1)            N/A(2)       $   2.99        $   2.99            N/A(2)
   Accounting change, net of
     taxes  . . . . . . . . . . .          -               -                 -             0.41            0.39               -
   Net income . . . . . . . . . .    $   2.47           N/A(1)            N/A(2)       $   3.40        $   3.38            N/A(2)
                                     ========        ========          ========        ========        ========          ========

 Fully diluted:
   Income before accounting
     change . . . . . . . . . . .    $   2.40           N/A(1)            N/A(2)       $   2.97        $   2.95            N/A(2)
   Accounting change, net of
     taxes  . . . . . . . . . . .          -               -                 -             0.40            0.39               -
   Net income . . . . . . . . . .    $   2.40           N/A(1)            N/A(2)       $   3.37        $   3.34            N/A(2)
                                     ========        ========          ========        ========        ========          ========

AVERAGE SHARES
  Primary . . . . . . . . . . . .       7,503           N/A(1)            N/A(2)          7,819           8,651            N/A(2)
  Fully diluted . . . . . . . . .       7,899           N/A(1)            N/A(2)          7,915           8,747            N/A(2)


                                          For the three years ended December 31,
                                      ----------------------------------------------
                                                         1994
                                      ----------------------------------------------
                                                                      The Company,
                                                     The Company        LF Bancorp
                                      The Company    & LF Bancorp    & First Federal
                                      Historical      Pro Forma         Pro Forma
                                      ----------      ---------         ---------
                                       (in thousands except per share amounts)
Interest revenue  . . . . . . . .      $173,208       $185,256           $186,868
Interest expense  . . . . . . . .        69,332         75,102             75,875
                                       --------       --------           --------
Net interest revenue  . . . . . .       103,876        110,154            110,993
Provision for credit losses . . .         5,652          5,652              5,662
                                       --------       --------           --------
Net interest revenue, after
   provision for credit losses  .        98,224        104,502            105,331
Other revenue . . . . . . . . . .        23,421         24,347             24,562
Other expense . . . . . . . . . .        85,799         91,671             92,366
                                       --------       --------           --------
Income before income tax and
   accounting change  . . . . . .        35,846         37,178             37,527
Applicable income taxes . . . . .        10,400         10,876             10,984
                                       --------       --------           --------
Income before accounting change .        25,446         26,302             26,543
Accounting change, net of tax . .            -             962                962
Extraordinary item  . . . . . . .            -              -                  -

Net income  . . . . . . . . . . .      $ 25,446       $ 27,264           $ 27,505
                                       ========       ========           ========

EARNINGS PER SHARE
 Primary:
   Income before accounting
     change . . . . . . . . . . .      $   3.21       $   3.01           $   3.00
   Accounting change, net of
     taxes  . . . . . . . . . . .            -            0.11               0.11
   Net income . . . . . . . . . .      $   3.21       $   3.12           $   3.11
                                       ========       ========           ========

 Fully diluted:
   Income before accounting
     change . . . . . . . . . . .      $   3.21       $   3.00           $   2.99
   Accounting change, net of
     taxes  . . . . . . . . . . .            -            0.11               0.11
   Net income . . . . . . . . . .      $   3.21       $   3.11           $   3.10
                                       ========       ========           ========

AVERAGE SHARES
  Primary . . . . . . . . . . . .         7,918          8,750              8,860
  Fully diluted . . . . . . . . .         7,925          8,757              8,867


                                                               For the three months ended March 31,
                                      ------------------------------------------------------------------------------------
                                                         1994                                        1995
                                      ---------------------------------------      ---------------------------------------
                                               Historical                                  Historical
                                      ---------------------------                  ---------------------------
                                      The Company   First Federal   Pro Forma      The Company   First Federal   Pro Forma
                                      -----------   -------------   ---------      -----------   -------------   ---------
                                      (in thousands except per share amounts)
Interest revenue  . . . . . . . .      $ 42,490       $  384        $ 42,874       $ 52,510       $  422        $ 52,932
Interest expense  . . . . . . . .        17,046          183          17,229         22,513          212          22,725
                                       --------       ------        --------       --------       ------        --------
Net interest revenue  . . . . . .        25,444          201          25,645         29,997          210          30,207
Provision for credit losses . . .         1,064            3           1,067          1,176            4           1,180
                                       --------       ------        --------       --------       ------        --------
Net interest revenue, after
   provision for credit losses  .        24,380          198          24,578         28,821          206          29,027
Other revenue . . . . . . . . . .         4,884           59           4,943          7,062           32           7,094
Other expense . . . . . . . . . .        21,860          163          22,023         25,457          191          25,648
                                       --------       ------        --------       --------       ------        --------
Income before income tax and
   accounting change  . . . . . .         7,404           94           7,498         10,426           47          10,473
Applicable income taxes . . . . .         2,015           36           2,051          3,385           12           3,397
                                       --------       ------        --------       --------       ------        --------

Net income  . . . . . . . . . . .      $  5,389       $   58        $  5,447       $  7,041       $   35        $  7,076
                                       ========       ======        ========       ========       ======        ========

EARNINGS PER SHARE
 Primary: . . . . . . . . . . . .      $   0.62       $ 0.37        $   0.62       $   0.80       $ 0.22        $   0.79
                                       ========       ======        ========       ========       ======        ========
 Fully Diluted: . . . . . . . . .      $   0.62       $ 0.37        $   0.62       $   0.80       $ 0.22        $   0.79
                                       ========       ======        ========       ========       ======        ========

AVERAGE SHARES
  Primary . . . . . . . . . . . .         8,733          157           8,844          8,763          157           8,874
  Fully diluted . . . . . . . . .         8,733          157           8,844          8,763          157           8,874


- --------------------
(1) Not applicable for periods prior to LF Bancorp's conversion from mutual to stock ownership on December 30, 1992.
(2) Not applicable for periods prior to First Federal's conversion from mutual to stock ownership on October 1, 1993.

                              THE SPECIAL MEETING

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING


      The Special Meeting will be held on June _, 1995 at ____ _.m. Central Time at the Holiday Inn on Highway 12 in Starkville, Mississippi. The purpose of the Special Meeting is to consider and vote upon the Merger Agreement and any other matters that may be properly brought before the stockholders of First Federal at the Special Meeting. In the event that there are insufficient shares represented to approve the Merger at the Special Meeting, the Special Meeting may be adjourned to permit further solicitation.


      THE FIRST FEDERAL BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AS BEING IN THE BEST INTERESTS OF THE FIRST FEDERAL STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE FIRST FEDERAL STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

VOTE REQUIRED


      Consummation of the Merger will require the affirmative vote of the holders of two-thirds of the outstanding shares of First Federal Common Stock entitled to vote. Each share of First Federal Common Stock is entitled to one vote. At May 26, 1995, First Federal's directors, executive officers and affiliates beneficially owned 49,206 shares of First Federal Common Stock, or approximately 29.1% of the then outstanding shares of First Federal Common Stock. The directors and executive officers of First Federal have indicated that they intend to vote their shares of First Federal Common Stock for approval and adoption of the Merger Agreement.


      The vote of the holders of Bancorpsouth Common Stock is not required to approve the Merger.

SHARES ENTITLED TO VOTE; QUORUM


      Only holders of record of shares of First Federal Common Stock at the close of business on May 26, 1995 will be entitled to receive notice of and to vote at the Special Meeting. At May 26, 1995, there were 169,274 shares of First Federal Common Stock outstanding. A majority of the outstanding shares of First Federal Common Stock entitled to vote must be represented in person or by proxy at the Special Meeting in order for a quorum to be present at the Special Meeting for the purpose of voting on the Merger Agreement. Any stockholder present in person or by proxy at the Special Meeting, but who abstains from voting, shall be counted for purposes of determining whether a quorum exists.


VOTING AND REVOCABILITY OF PROXIES

      Shares of First Federal Common Stock represented by properly executed proxies received at or prior to the Special Meeting will be voted at the Special Meeting in the manner specified by the holders of such shares.
Properly executed proxies which do not contain voting instructions will be voted FOR approval and adoption of the Merger Agreement. With respect to the matters considered at the Special Meeting, an abstention has the same effect as a vote against the proposal.

      The grant of a proxy does not preclude a stockholder of First Federal from voting in person or otherwise revoking a proxy. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy. A stockholder of First Federal may revoke a proxy at any time prior to its exercise by delivering to Betty L. Gentry, Secretary, First Federal Bank for Savings, 310 Main Street, Starkville, Mississippi 39759, a duly executed revocation or a proxy bearing a later date, or by voting in person at the Special Meeting.

SOLICITATION OF PROXIES

      First Federal will bear the cost of the solicitation of proxies from its stockholders, except that the Company will bear the cost of printing and mailing the Prospectus (including this Supplement/Proxy Statement). In addition to solicitation by mail, the directors, officers and employees of First Federal may solicit proxies from stockholders of First Federal by telephone, telegram or in person. Such persons will not be additionally compensated, but will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such solicitation. Arrangements may also be made with brokerage firms, nominees, fiduciaries and other custodians for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and First Federal will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith. STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY.

DISSENTERS' RIGHTS

      Stockholders of First Federal are entitled to dissent from the Merger and, if the Merger is consummated, to receive cash from the Company equal to the fair or appraised value of their shares of First Federal Common Stock. Any stockholder of First Federal who elects to dissent from the Merger and demand payment of the fair or appraised value of their shares of First Federal Common Stock must strictly comply with the applicable provisions of OTS regulations set forth in 12 C.F.R. Section 552.14, a copy of which is attached hereto as Annex A. THE FOLLOWING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE APPLICABLE DISSENSION OR APPRAISAL REQUIREMENTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX A HERETO.

      At the time the Merger becomes effective in accordance with the laws of the State of Mississippi and the United States (the "Effective Time"), the shares of First Federal Common Stock held by a dissenting stockholder will be cancelled and such stockholder will be entitled to no further rights except the right to receive payment of the fair or appraised value of such shares. However, if a dissenting stockholder fails to perfect or withdraws or loses his or her right to dissent, such stockholder's shares of First Federal Common Stock shall be exchanged for shares of BancorpSouth Common Stock as provided in the Merger Agreement.


      If a stockholder of First Federal elects to exercise their right to dissent from the Merger and demand payment of the fair or appraised value of their shares of First Federal Common Stock, they must satisfy both of the following conditions, as well as the other applicable procedural requirements:
(i) the stockholder must deliver to First Federal prior to the Special Meeting a written demand for appraisal of and payment for such stockholder's shares, and
(ii) the stockholder may not vote his or her shares in favor of the Merger. Written demands for appraisal of shares of First Federal Common Stock should be submitted to Betty L. Gentry, Secretary, First Federal, 310 Main Street, Starkville, Mississippi 39759. A proxy or vote against the Merger without prior delivery of a written notice of intent to dissent is not sufficient to satisfy the notice requirements of the OTS regulations. As discussed in "The Special Meeting -- Voting and Revocability of Proxies," executed proxies that are returned without specific instructions will be voted FOR the approval and adoption of the Merger Agreement; accordingly, a stockholder wishing to dissent from the Merger should be certain to complete such stockholder's proxy appropriately.

      Within ten days after the Effective Time, the Company will provide written notice of the Effective Time to each dissenting stockholder and the price deemed by the Company to be the fair value of the dissenting shares of First Federal Common Stock. At any time within 60 days of the Effective Time, a dissenting stockholder of First Federal may withdraw his or her demand for appraisal and accept the terms offered in the Merger.

      If the Company and a dissenting stockholder do not agree upon the fair value of such stockholder's shares within 60 days following the Effective Time, the Company or the dissenting stockholder may file a petition with the OTS demanding a determination of the fair market value of the shares of First Federal Common Stock of all dissenting stockholders. A dissenting stockholder entitled to file such a petition with the OTS will be deemed to have accepted the terms offered in the Merger Agreement if such stockholder fails to file a petition within 60 days following the Effective Time. The OTS will determine the fair market value of the First Federal Common Stock of the dissenting stockholder, without considering any element of value arising from the Merger. The OTS will then direct that the Company pay to the dissenting stockholder the appraised fair market value to which such stockholder is entitled, with interest as determined by the OTS. The OTS may determine the amount of the costs of the proceeding, and may assess such costs against the parties as the OTS deems equitable.

                                   THE MERGER

GENERAL

      The Merger Agreement provides for the merger of First Federal with and into BOM, and the conversion of shares of First Federal Common Stock into shares of BancorpSouth Common Stock. At the Effective Time, the separate existence of First Federal will cease. The Merger transactions are intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes. The discussion in this Supplement/Proxy Statement regarding the Merger and the description of the principal terms of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement.

BACKGROUND OF THE MERGER

      Federal banking statutes have been amended within the past five years to authorize bank holding companies, such as the Company, to acquire control of savings banks, such as First Federal. These statutes also authorize bank holding companies to merge or transfer the assets and liabilities of savings banks to bank subsidiaries. As a result of these provisions, there have been a number of acquisitions of savings banks by bank holding companies and other financial institutions in recent years.

      During 1994, the management of First Federal received unsolicited indications of interest in acquiring First Federal from the Company and two other financial institutions. On September 27, 1994, Aubrey B. Patterson, Chairman of the Board and Chief Executive Officer of the Company, met with E.H. Staggers, III, President and Chief Executive Officer of First Federal, to discuss a possible acquisition of First Federal. On October 10, 1994, Mr. Staggers informed Mr. Patterson that the Board of Directors of First Federal would be meeting on October 18, 1994 to discuss the possibility of a business combination with the Company. On October 19, 1994, Mr. Staggers informed Mr. Patterson that the Board of Directors of First Federal was interested in additional discussions with the Company. On October 28, 1994, Albert Clark, the Chairman of the Board of First Federal, Mr. Staggers and Mr. Patterson met at the Company's headquarters to discuss a possible acquisition by the Company and the opportunities for their respective stockholders and employees.

      In November 1994, in light of indications of interest and a general trend toward consolidation by financial institutions, the Board of Directors of First Federal determined that it was in the best interests of First Federal and its stockholders to assess the merits of First Federal being acquired. On November 17, 1994, Mr. Clark informed Mr. Patterson that the Board of Directors of First Federal was prepared to proceed with further negotiations. On November 29, 1994, the Company began a due diligence review of the operations and records of First Federal. The Board of Directors of First Federal instructed the officers of First Federal to retain financial and legal representation to assist the Board in its assessments.


      During December 1994, each of the two financial institutions that, in addition to the Company, had expressed interest in acquiring First Federal, determined independently that they would not pursue such an acquisition at that time. One of such institutions indicated to management of First Federal that First Federal's relatively small size and market share was the basis of its determination. The other institution has not provided First Federal any basis for its determination. First Federal engaged in no further discussions regarding a possible acquisition with either of these institutions.

      On December 5, 1994, the Company proposed the exchange of shares of BancorpSouth Common Stock equal to a value of $20, or an aggregate value of approximately $3.4 million, for each outstanding share of First Federal Common Stock. On December 13, 1994, Mr. Patterson, Mr. Clark and Mr. Staggers met to discuss the amount of consideration to be offered by the Company in the proposed business combination with First Federal, and agreed that Messrs. Clark and Staggers would present the First Federal Board of Directors with proposed consideration consisting of shares of BancorpSouth Common Stock valued at an aggregate amount of $3.8 million, or approximately $22.45 per share of First Federal Common Stock outstanding. During December 1994, Mr. Clark and Mr. Patterson held several additional discussions and submitted proposals regarding the amount of consideration to be offered in the proposed business combination. Management of the Company and First Federal ultimately agreed to aggregate consideration consisting of shares of BancorpSouth Common Stock valued at $4.0 million, or approximately $23.63 per share of First Federal Common Stock outstanding.

      In December 1994, First Federal consulted with Mercer Capital, a national valuation firm headquartered in Memphis, Tennessee which has expertise in the valuation of financial institutions, regarding the proposed consideration to be conveyed in the Merger. A representative of Mercer Capital advised management of First Federal that, based upon Mercer Capital's preliminary analysis of the proposed consideration and First Federal's financial performance, the range of consideration proposed by the Company appeared to be reasonable. Mercer Capital did not, nor was it retained to, solicit potential acquirors or merger candidates for First Federal.

      On December 28, 1994, the First Federal Board of Directors voted to authorize the officers of First Federal to negotiate, with the advice of counsel, the terms of the Merger Agreement. In January 1995, First Federal retained Mercer Capital to issue the Fairness Opinion. On January 3, 1995, representatives of First Federal and the Company met at the Company's headquarters and executed a letter of intent. Following a period of continued negotiation, the Merger Agreement was executed on behalf of First Federal, and the Company in Starkville, Mississippi on January 27, 1995. A condition to First Federal's obligations under the Merger Agreement is receipt of the Fairness Opinion. In March 1995, following execution of the Merger Agreement, Mercer Capital delivered the Fairness Opinion and the supporting fairness memorandum (the "Fairness Memorandum") to the Board of Directors of First Federal.


REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

      The Board of Directors of First Federal believes that the Merger is fair to, and in the best interests of, First Federal and its stockholders.


      In reaching this determination, the Board of Directors of First Federal considered a number of factors, both from a short-term and long-term perspective, including, without limitation, the following: (i) its familiarity with and review of First Federal's business, operations, financial conditions, earnings and prospects; (ii) the current and prospective economic environment and competitive and regulatory constraints facing financial institutions, particularly those the size of First Federal; (iii) the opportunities for growth in First Federal's market area; (iv) the ability to generate an acceptable return on equity for its stockholders without taking undue risk; (v) its review of the business, operations, financial condition, earnings and prospects of parties that submitted indications of interest in acquiring First Federal, as well as other potential acquirors; (vi) prior to execution of the Merger Agreements, informal advice of Mercer Capital, based upon its preliminary analysis, that the acquisition proposal by the Company appeared to be reasonable; (vii) the apparent risks in continuing to operate First Federal as an independent institution, including increased competition in First Federal's market, decreased loan demand and the costs and operational risks associated with the facilities and equipment upgrades necessary to maintain First Federal's competitiveness; (viii) the terms of the Merger Agreement and the other documents executed in connection with the Merger; and (ix) the Merger will provide the stockholders of First Federal with a more liquid investment.


      In view of the variety of factors considered in connection with its evaluation of the Merger, the Board of Directors of First Federal did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

      The Board of Directors of the Company believes that the Merger will provide the Company and First Federal the opportunity to increase the number of locations and enhance the variety of services offered to the citizens of Starkville and Oktibbeha County, Mississippi by combining the resources of First Federal and BOM. In addition, employees of both institutions should have greater opportunities for career progression.

      THE BOARD OF DIRECTORS OF FIRST FEDERAL UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF FIRST FEDERAL VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

REGULATORY APPROVAL

      Consummation of the Merger is conditioned on, among other things, the receipt of approvals by governmental authorities required in connection with the Merger, including approvals by the FDIC and the OTS.


      As a state non-member bank, BOM must file an application for approval of the Merger pursuant to Sections 5(d) and 18(c) of the Federal Deposit
Insurance Act. The FDIC may disapprove the application if it finds that the Merger tends to create or result in a monopoly, substantially lessens competition or would be in restraint of trade. BOM filed such application with the FDIC on April 14, 1995 and anticipates a response from the FDIC regarding approval or disapproval of the application prior to June 30, 1995. Following approval of the application by the FDIC, the United States Department of Justice would have an additional 15 calendar days to submit any adverse comments with regard to the Merger relating to competitive factors.

      On October 1, 1993, First Federal converted from a mutual form of savings bank to a stock form. OTS regulations prohibit the direct or indirect acquisition, without prior OTS approval, of more than 10% of any equity security of a savings institution within three years of such a conversion. Accordingly, on March 1, 1995, the Company filed an application with the OTS for approval of the Merger. The OTS approved the Company's application on April 12, 1995. The OTS may disapprove such an application if it finds that the proposed acquisition (i) would frustrate the purposes of the provisions of the regulations regarding conversions; (ii) would be manipulative or deceptive; (iii) would subvert the fairness of the conversion; (iv) would be likely to result in injury to First Federal; (v) would not be consistent with economical home financing; (vi) would otherwise violate law or regulation; or
(vii) would not contribute to the prudent deployment of First Federal's conversion proceeds.

      In addition, the Company must file a separate notice of the Merger with the OTS pursuant to 12 C.F.R. Sections 563.22(b)(1)(i) and 563.22(h)(l) no later than the date on which an application relating to the Merger is filed with the primary regulator of the resulting institution. Accordingly, the Company filed the notice to the OTS on April 14, 1995, the same date that BOM submitted its application to the FDIC. Such an acknowledgement is tantamount to approval, subject to notification subsequent to Closing Date that the Merger was consummated in accordance with applicable laws and the filed notice.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


      In considering the recommendation of the Board of Directors of First Federal with respect to the Merger Agreement and the transactions contemplated thereby, stockholders of First Federal should be aware that the Company has agreed, pursuant to separate employment agreements, to employ Mr. Staggers and Ms. Gentry, the President and Senior Vice President, respectively, of First Federal. Certain of the provisions of these employment agreements are more limited in scope than the comparable provisions of Mr. Staggers' and Mr. Gentry's existing employment agreements with First Federal. Each of the employment agreements with the Company provides for a term which expires on October 1, 1996, as compared to a three-year term expiring on October 1, 1996, which may be extended an additional year each year by the First Federal Board of Directors, as provided in the existing employment agreements with First Federal. In addition, the employment agreements with the Company do not provide, as do the existing employment agreements with First Federal, for severance or disability payments in the event of termination of employment due to a change in control of the employer, failure of the employee to be elected as an officer or to be nominated as a director of the employer, a material change in the employee's function, duties or responsibilities, a relocation of the employee's principal place of employment or the employee's continuing disability. The employment agreements with the Company do not provide for arbitration or indemnification of the employee, as does the existing employment agreements with First Federal. At May 26, 1995, the directors and executive officers of First Federal, including Mr. Staggers and Ms. Gentry, beneficially owned an aggregate of 49,206 shares of First Federal Common Stock and, based upon an Exchange Ratio of 0.698 and assuming such shares are owned at the Effective Time, would receive an aggregate of approximately 34,345 shares of BancorpSouth Common Stock upon consummation of the Merger. See "Description of First Federal Capital Stock -- Beneficial Ownership."

ACCOUNTING TREATMENT


      The Company intends to account for the Merger under the pooling of interests method of accounting. Under this method of accounting, the Company will record the assets and liabilities of First Federal after the Effective Time at the amounts recorded on the books of First Federal prior to the Merger. Certain events, including the exercise of dissenter's or appraisal rights by holders of greater than 10% of the outstanding shares of First Federal Common Stock, could preclude use of the pooling of interests method.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES


      The following is a summary of the material federal income tax consequences of the Merger. This summary relates only to shares of First Federal Common Stock held as a capital asset within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States.
This summary does not discuss the tax consequences to categories of holders entitled to special treatment under the Code (including, without limitation, foreign persons, tax-exempt organizations, insurance companies, financial institutions and dealers in stocks and securities). No rulings will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the Merger. Stockholders of First Federal are urged to consult their own tax advisors as to specific tax consequences of the Merger.

      A condition to the consummation of the Merger is the receipt of an opinion of Waller Lansden Dortch & Davis, special counsel to the Company, to the effect that (i) assuming the Merger qualifies as a statutory merger under applicable law, the Merger will be a "reorganization" within the meaning of
Section 368(a)(1)(A) of the Code; (ii) First Federal and the Company will each "be a party to a reorganization" within the meaning of Section 368(b) of the Code, assuming the stockholders of First Federal have a sufficient continuing ownership interest in the Company to meet the continuity of interest requirement; (iii) no gain or loss will be recognized by First Federal or the Company as a result of the Merger; (iv) the basis of the assets of First Federal in the hands of the Company will be the same as the basis of such assets in the hands of First Federal immediately prior to the Merger; (v) the holding period of the assets of First Federal acquired by the Company will include the period during which the assets were held by First Federal; (vi) no gain or loss will be recognized by the First Federal stockholders upon the receipt of BancorpSouth Common Stock in exchange for shares of First Federal Common Stock, in connection with the Merger; (vii) the basis of the BancorpSouth Common Stock (including any fractional share interest) received by a First Federal stockholder in connection with the Merger will be the same as the basis of the shares of First Federal Common Stock surrendered in exchange therefor; (viii) the holding period of the BancorpSouth Common Stock (including any fractional share interest) received by a stockholder of First Federal in connection with the Merger will include the holding period of the shares of First Federal Common Stock surrendered in exchange therefor, provided that the shares of First Federal Common Stock are held as a capital asset at the Effective Time; and (ix) cash received in lieu of a fractional share of BancorpSouth Common Stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest in BancorpSouth Common Stock.


      The opinion of Waller Lansden Dortch & Davis will be based on customary assumptions and representations regarding, among other things, the ownership of shares of First Federal Common Stock, the future ownership of the BancorpSouth Common Stock and the Company's future business plans. One important assumption is that the continuity of interest test will be met, which requires, among other things, that, at the Effective Time, there will be no plan or intention by stockholders of First Federal to sell or otherwise dispose of more than 50%, in the aggregate, of the shares of BancorpSouth Common Stock received in the Merger. For purposes of that assumption, the sale or redemption of any shares of First Federal Common Stock in anticipation of the Merger, as well as the exercise of dissenters' rights, will be treated as a sale of the number of shares of BancorpSouth Common Stock that would have been received in exchange for such shares had they not been sold, redeemed or the subject of dissenters' rights. The opinion of Waller Lansden Dortch & Davis will not be binding on the Internal Revenue Service or any court. If the Merger was determined not to qualify as a "reorganization" under Section 368(a) of the Code, the Merger would be treated as a taxable sale of assets by First Federal followed by the liquidation of First Federal.

      A stockholder of First Federal who receives cash in lieu of a fractional share of BancorpSouth Common Stock in the Merger will recognize gain (or loss) as if the fractional share had been received and then redeemed for the cash. The amount of gain or loss will equal the difference between the amount of cash and the stockholder's basis in the fractional share interest. In such event, any gain or loss recognized will be capital gain (or loss) if the shares of First Federal Common Stock are held by such stockholder as a capital asset at the Effective Time.

      The receipt of cash for shares of First Federal Common Stock as a result of the exercise of dissenters' rights will be taxable as a redemption of those shares for the cash. Any stockholder considering the exercise of dissenters' rights should consult the stockholder's tax advisor regarding the tax consequences of exercising dissenters' rights.

      THE DISCUSSION SET FORTH ABOVE DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGES COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH STOCKHOLDER OF FIRST FEDERAL SHOULD CONSULT THE STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

RESALE RESTRICTIONS

      All shares of BancorpSouth Common Stock received by stockholders of First Federal in the Merger will be freely transferable, except that shares of BancorpSouth Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of First Federal prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of First Federal generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of First Federal as well as principal stockholders of First Federal. Rule 145 permits affiliates to sell up to 1% of the outstanding BancorpSouth Common Stock in each three month period commencing with the public announcement of the results of 30 days of combined operations of the Company and First Federal. It is expected that no affiliates of First Federal will own as much as 1% of the outstanding shares of BancorpSouth Common Stock following the Merger. Accordingly, such affiliates should be able to sell their BancorpSouth Common Stock following the public announcement of 30 days of combined operations. The Merger Agreement requires First Federal to exercise its reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell, transfer or otherwise dispose of any of the shares of BancorpSouth Common Stock issued to such person in or pursuant to the Merger unless (a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act or (c) in the opinion of counsel, such sale, transfer or other disposition is exempt from registration under the Securities Act. This Supplement/Proxy Statement is not intended to be used in connection with the resale of BancorpSouth Common Stock by such affiliates.


COMPARISON OF RIGHTS OF STOCKHOLDERS

      At the Effective Time, stockholders of First Federal will automatically become stockholders of the Company (except for stockholders of First Federal who exercise dissenters' rights). The Company is a Mississippi corporation which is governed by provisions of the Mississippi Business Corporation Act, the Company's Restated Articles of Incorporation, as amended, and its Bylaws. First Federal is a federally chartered savings bank which is governed by regulations of the OTS and First Federal's Federal Stock Charter and Bylaws. See "Comparison of Rights of Stockholders."

FAIRNESS OPINION

      Prior to the mailing of this Supplement/Proxy Statement, Mercer Capital delivered an updated Fairness Opinion, dated as of the date of this Supplement/Proxy Statement, that the consideration to be received by First Federal's stockholders is fair from a financial point of view as of such date. A copy of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the reviews undertaken, is attached hereto as Annex B.


      Mercer Capital is a national valuation advisory firm headquartered in Memphis, Tennessee, which was retained by First Federal to advise First Federal's management with respect to consideration proposed to be conveyed in the Merger and to render the Fairness Opinion. The Board of Directors of First Federal selected Mercer Capital in December 1995 based upon Mercer Capital's extensive experience in the valuation of financial institutions generally and in the State of Mississippi, and upon Mr. Staggers' familiarity with Mercer Capital and its president.


      Mercer Capital delivered the Fairness Opinion and the Fairness Memorandum, both dated March 7, 1995, to the Board of Directors of First Federal. The Fairness Opinion was issued from a financial point of view on behalf of First Federal stockholders and stated that in Mercer Capital's opinion, the Merger was fair from a financial point of view. An updated Fairness Opinion was subsequently issued by Mercer Capital to coincide with the mailing of the Supplement/Proxy Statement and is included as Annex B hereto.

      The Fairness Opinion should not be construed as a recommendation to any First Federal shareholder as to how their shares should be voted. Nor does the Fairness Opinion address the underlying business decision to effect the Merger. Stockholders are urged to read the Fairness Opinion in its entirety.

      In connection with the rendering their opinion, Mercer Capital reviewed and analyzed, among other things, the following (1) the Prospectus and related Supplement/Proxy Statement; (2) the Merger Agreement; (3) audited financial statements for First Federal for the fiscal years ended December 31, 1990 through 1994, First Federal's annual reports on Form 10-K for fiscal years ended December 31, 1993 and 1994 and quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1994; (4) audited financial statements for the Company and the Company's annual reports on Form 10-K for the fiscal years ended December 31 1990 through 1994 and quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1994; (5) the Joint Prospectus and Proxy Statement with respect to the LF Bancorp Merger;
(6) the Offering Circular and Proxy Statement for First Federal's 1993 conversion; (7) historical pricing information for the BancorpSouth Common Stock and First Federal Common Stock; (8) certain information with respect to the pricing of transactions which Mercer Capital believes to be comparable to the Merger; and (9) certain information with respect to the pricing of bank holding companies which Mercer Capital believes to be comparable to the Company.

      As part of its due diligence process, representatives of Mercer Capital met with officers of both the Company and First Federal and discussed the market for each institution's shares, historical financial performance and prospective performance, asset quality, operating strategies and other matters Mercer Capital believed relevant to the inquiry.

      In arriving at its opinion, Mercer Capital assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or that was publicly available. Mercer Capital did not attempt to verify any such information, nor did it seek to determine the adequacy of the loan loss provision for either institution. Mercer Capital did not conduct a physical inspection of the properties of First Federal or the Company, nor did its personnel obtain any independent appraisals of any properties.

      The following is summary of the factors considered in Fairness Opinion as presented to the First Federal Board of Directors in the Fairness Memorandum.

      1. Terms of the Merger Agreement;

      2. An analysis of the consideration proposed to be exchanged in the Merger in relation to indications of fair market value of First Federal derived through considering comparable (guideline) transactions, discounted cash flow and earnings dilution analyses;

      3. An analysis of the estimated pro forma changes in book value per share, earnings per share and overall ownership from the perspective of First Federal stockholders;

      4. A review of the Company's historical financial performance, historical stock pricing, the liquidity of its shares and current pricing in relation to other publicly traded bank holding companies based in the mid-south United States;

      5. Tax consequences of the Merger for First Federal stockholders;

      6. Restrictions or lack thereof placed on the shares of BancorpSouth Common Stock received by the First Federal stockholders in the Merger; and

      7. Actions taken by the First Federal Board of Director's which culminated in the signing of the Merger Agreement.

      Transaction Overview. Under the terms of the Merger Agreement, First Federal stockholders will receive 0.698 shares of BancorpSouth Common Stock for each share of First Federal Common Stock. At March 7, 1995, First Federal had 157,466 outstanding shares of First Federal Common Stock and 11,808 outstanding incentive stock options which are to be converted into an equivalent number of options to purchase shares of BancorpSouth Common Stock after giving effect to the Exchange Ratio. For purposes of the analysis, Mercer Capital did not make any distinction between First Federal's outstanding shares of First Federal Common Stock and outstanding incentive stock options since the exercise price of each option is $10.00 per share of First Federal Common Stock. Accordingly, on March 7, 1995, First Federal had 169,274 outstanding First Federal Common Stock share equivalents.

      Based upon the Exchange Ratio of 0.698, 118,153 shares of BancorpSouth Common Stock would be issued in exchange for 169,274 shares of First Federal Common Stock and share equivalents. No fractional shares will be issued in the Merger; rather, fractional shares will be converted into cash.

      Based upon the closing price of $34.50 per share of BancorpSouth Common Stock immediately prior to the issuance of the Fairness Memorandum, Mercer Capital noted that First Federal stockholders would receive consideration equal to $24.08 per share of First Federal Common Stock, while the aggregate consideration would total approximately $4.08 million. Based upon the share price of BancorpSouth Common Stock at the time, the purchase price represented 141% of fully diluted book value per share as of December 31, 1994 and 18.2 times First Federal's fully diluted earnings per share for the year ended December 31, 1994 of $1.32 per share. First Federal's stated book value per share was $17.64 per share as of December 31, 1994, while the fully diluted book value was $17.11 per share after considering the dilutive impact of the options. Valuation multiples referenced throughout the Fairness Memorandum are based upon fully diluted book value and earnings per share because the option's low strike price ($10.00 per share) in relation to the merger price ($24.00 per share) implies that exercise is highly likely at some point in the future.

      Valuation Analysis. The valuation of First Federal considered three separate valuation methods: comparable transaction, dilution analysis, and discounted cash flow. The purpose of the valuation analysis was to develop an estimated range of fair market value for First Federal under the assumption of a change-in-control and compare the results with the pricing of the Merger.

      Comparable Transaction Method. The comparable transaction method seeks to develop an indication of value for a subject company by analyzing prices paid for similar institutions which have been acquired. With regard to the banking industry, most transactions are measured in terms of price/book ratios and price/earnings ratios.

      Although the price/book ratio tends to be the more widely quoted of the two, Mercer Capital noted that the price/earnings ratio is generally more important since acquirors are most concerned with the target's earning capacity. Also, the market's relative pricing of the buyer (in relation to earnings) will dictate the size of an offer before earnings dilution becomes an issue. In addition, price/book multiples vary depending upon the amount of equity used to finance the balance sheet. Price/book ratios tend to decline as equity rises and increase when equity decreases.

      Mercer Capital also noted that price/earnings ratios vary, particularly when the seller's earnings are extremely high or low relative to the industry. In general, price/earnings ratios decline as return on assets increases and rise as earnings fall.

      With regard to First Federal, Mercer Capital reviewed prices paid for acquired thrifts in relation to the sellers' book value and earnings as compiled by SNL Securities. The data was divided into four groups: (1) all privately acquired thrifts, (2) southeastern United States based thrifts, (3) small transactions, and (4) small thrifts with high equity capital. A small transaction is defined as a purchase price less than $10 million, and the high equity group consists of thrifts with equity capital in excess of 10% of assets and less than $250 million in assets.

      Based upon Mercer Capital's analysis, the most relevant groups considered in developing an estimated range of fair market value were those thrifts which were acquired for less than $10 million (generally small thrifts) and thrifts with high equity capital. Given First Federal's small size and high equity capital base, Mercer Capital indicated that it would not expect pricing for First Federal to be directly comparable to the broader averages since highly capitalized institutions with relatively small asset bases generally obtain prices which reflect "below average" price/book multiples. In effect, acquirors pay a premium for core capital and then pay approximately dollar-for-dollar for equity in excess of 7% to 8%. Also, pricing tends to increase as assets increase since larger institutions presumably command greater market share.

      Indications of value using the transaction method were based upon First Federal's fully diluted 1994 earnings of $1.32 per share and book value of $17.11 per share at December 31, 1994.

      Based upon the comparable transaction data involving the acquisition of thrifts with high equity capital and small transactions, Mercer Capital calculated the average price/book ratio for each comparable group in 1993 and 1994. In addition, the median price/earnings ratio was calculated for each comparable group in 1993 and 1994. The respective price/book and price/earnings ratios were then multiplied times First Federal's fully diluted book value and earnings per share to derive a range of indicated value. The range of value was then compared with the price offered by the Company.

      The average price/book ratio for small transactions and high equity thrifts was, respectively, 130% and 135% in 1993 and 142% in 1994. These average price/book ratios were then multiplied with First Federal's fully diluted book value per share of $17.11 per share to derive a range of value with a low of $22.24 per share, a high of $24.29 per share and a mid-point of $23.27 per share.

      The median price/earnings ratio for small transactions and high equity thrifts was, respectively, 11.0x and 11.6x in 1993 and 13.7x and 17.0x in 1994. These median price/earnings ratios were then multiplied with First Federal's fully diluted book value per share of $1.32 per share to derive a range of value with a low of $14.56 per share, a high of $22.24 per share and a mid-point of $18.40 per share, Mercer Capital noted that the upper end of the earnings based range, $22.44 per share, was based upon the 1994 median price/earnings ratio of 17.0x for high equity thrifts. A review of prices paid for these institutions indicated a number of P/E ratios which were unusually high. The average and median price/earnings ratio approximated 14.5x to 15.0x, a multiple which is more in line with overall averages, once transactions were excluded where the price/earnings ratio exceeds 20.0x.
Mercer Capital thus concluded that the earnings based range was somewhat lower if the outliers were excluded.

      The overall range of value based upon 1994 data only was $18.13 per share (13.7 x $1.32 per share) to $24.29 per share (142% x $17.11 per share) with a mid-point of $21.21 per share. Mercer Capital noted that the price offered by the Company was at the extreme upper end of the cited ranges based upon the closing price of shares of BancorpSouth Common Stock immediately prior to issuing the Fairness Memorandum.


      Dilution Analysis. A dilution analysis was conducted whereby hypothetical acquisition offers for First Federal were generated under the assumption that the buyer would structure an offer so that pro forma earnings dilution would be minimal (generally less than 1.0% for the smaller acquirors and less than 0.50% for the larger buyers) in a stock-for-stock transaction.

      Mercer Capital noted that a dilution analysis can be affected by many things. Relatively higher pricing may be obtainable if the buyer is large in relation to the target, if the buyer's shares are trading at a rich multiple to earnings and/or substantial merger economies are obtainable. The implication is that larger buyers or those with particularly strong stock prices can pay a higher price without incurring much dilution in the acquisition of smaller institutions if they have a strategic or competitive reason to do so.

      A stock-for-stock valuation analysis for First Federal assuming a non-dilutive merger with The Peoples Holding Company, Magna Bancorp, Trustmark and Deposit Guaranty was conducted in which the buyers were assumed to realize merger economies on the order of 7% to 8% of First Federal's existing expense structure. The institutions listed above were selected since they are publicly traded with readily available information and, to varying degrees, represented possible acquirors of First Federal.

      Mercer Capital's analysis indicated that an overall range of estimated value of $18.50 per share to $24.00 per share given the constraints of avoiding dilution to pro-forma earnings. The analysis indicated that the Company's offer was at the upper end of likely acquisition prices, unless an acquiror chose to "pay-up" for First Federal to achieve certain corporate objectives.

      Discounted Cash Flow. A discounted cash flow analysis was also conducted to develop an estimate of value an acquiror might place on First Federal viewed from the perspective of cash flow potential. Free cash flow for a financial institution differs from the traditional definition typically associated with other industries. Free cash flow for a financial institution is defined as the amount of earnings which can be distributed and still maintain a targeted equity-to-asset ratio since capital management is imperative for financial institutions.


      Value obtained via the discounted cash flow method for First Federal was defined as equal to the existing excess equity, plus the present value of all distributable earnings projected during the next five years and a terminal value. The terminal value represented the estimated value of First Federal at the end of the projection period and was based upon a multiple of projected 1999 earnings. The terminal value was derived by multiplying assumed acquisition multiples of 14.0x and 15.0x times First Federal's projected 1999 earnings. The terminal values' price/earnings multiples were selected as ratios which presently approximate median acquisition multiples for thrifts as reported by SNL Securities.


      Projections were prepared with the assistance of management of First Federal regarding First Federal's future performance. Although many assumptions regarding yields, overhead, etc., were made, the projections were geared so that future performance would approximate current earnings (a return on average assets of about 0.90%) with some slight upward bias, while asset growth was assumed minimal (about 3.0%) per year. The projections also assumed that an acquiror would extract $1.0 million of equity capital immediately, reducing the equity to asset ratio to 7.3% and then maintain a ratio of roughly 7.5%.


      Projections used as a basis for the discounted cash flow analysis were prepared by Mercer Capital with First Federal management's concurrence as to the reasonableness of the underlying assumptions and projection results.

      A range of estimated value was derived based upon discount rates, or required rates of return for potential acquirors, of 12.0% to 13.0%, and price/earnings multiples applied to projected 1999 earnings of 14.0 to 15.0. The indicated values were from $3.46 million ($20.45 per share) to $3.70 million ($21.88 per share). Discount rates used to discount the projected cash flows to their present value represent estimated rates of return an investor would require from an investment in First Federal. The discount rates were developed using the capital asset pricing model.


      Based upon the three valuation methods, Mercer Capital noted that the terms of the Merger resulted in pricing at the upper end of the indicated range of value.

      Pro Forma Analysis. Mercer Capital analyzed the prospective change in pro forma dividends per share, earnings per share, book value per share and overall ownership from the perspective of First Federal shareholders. The following is a summary of Mercer Capital's findings:

      Dividends Per Share. The Company's current indicated dividend of $1.20 per share is equivalent to $0.84 per First Federal exchange adjusted share, or an increase of 235% above the current First Federal payout of $0.25 per share. First Federal shareholders will therefore experience a significant increase in the dividend cash flow associated with their investment.

      Earnings Per Share. Pro forma 1994 earnings are estimated to total $2.23 per exchange adjusted First Federal share. The increase exceeds First Federal's fully diluted 1994 earnings by $0.91, or 69%.

      Book Value Per Share. Exchange adjusted book value is estimated to increase about 6% from $17.11 per fully diluted share at year-end 1994 to $18.09 per exchange adjusted share.

      Ownership. The collective ownership of First Federal stockholders will decline from 100% to approximately 1.5% of the shares of BancorpSouth Common Stock after the Merger is consummated.

      Mercer Capital has made no warranties or representations regarding the actual change in proforma earnings and book value and other such calculations for First Federal stockholders. The analysis was developed making certain assumptions regarding accounting treatment and the like. Actual pro forma changes may differ.

      Review of the Company's Financial Performance. Mercer Capital noted that the Company is a $2.5 billion asset institution whose primary subsidiaries operate in Mississippi (BOM) and west Tennessee (Volunteer Bank). The Company has completed or announced three acquisitions in the past three years, Volunteer Bancshares, Inc. (Jackson, Tennessee), LF Bancorp, Inc. (Laurel, Mississippi) and First Federal. Mercer Capital noted that the Company is believed to have one or more of the more attractive franchises in Mississippi since it primarily operates in the state's higher growth markets and has avoided the Mississippi delta. Other factors reviewed included (1) historical earnings; (2) balance sheet composition and overall growth trends; (3) asset quality; (4) capital structure; (5) composition of the loan portfolio; (6) deposit and other funding sources; and (7) analyst's outlook for shares of BancorpSouth Common Stock.

      Shareholder Liquidity. Mercer Capital noted that another primary benefit of the Merger is the ability of First Federal stockholders to exchange illiquid shares of First Federal Common Stock for the Company's publicly traded shares, which are listed on the Nasdaq Stock Market. During the past two years, average weekly trading volume of shares of BancorpSouth Common Stock has totaled approximately 25,000 shares. The market for shares of First Federal Common Stock is virtually non-existent. Mercer Capital reviewed the trading history of BancorpSouth Common Stock for the prior two years and compared it with the Nasdaq Bank Stock Index. Comparisons were also made with the current and historical valuation of the Company in relation to the mid-south United States (defined as Alabama, Arkansas, Louisiana, Kentucky, Mississippi, Missouri and Tennessee) based bank holding companies which Mercer Capital believed to be comparable to the Company.

      Other Considerations. In addition to the items discussed above, other factors considered in rendering the Fairness Opinion included:

      1. First Federal stockholders will receive shares of BancorpSouth Common Stock which are freely tradable. First Federal stockholders who are deemed affiliates of the Company will be able to sell their shares 30 days after public dissemination of financial operations for the combined institutions;

      2. It is anticipated that the transaction will be treated as a tax-free reorganization under Section 368(a) of the Code for federal income tax purposes. Thus, the Merger would not trigger capital gains tax liabilities for First Federal stockholders;

      3. The Board of Directors of First Federal explored interest in First Federal with selected Mississippi financial institutions that had approached the management of First Federal regarding a possible business combination with First Federal. These institutions either determined not to pursue a possible merger with or acquisition of First Federal or did not offer pricing and terms as favorable as those of the Company.

      4. First Federal stockholders will benefit through increased diversification. As investors in the Company, a bank holding company whose operations span Mississippi and west Tennessee, First Federal shareholders will not be solely dependent upon the Starkville, Mississippi market.

      For its services a as financial advisor, First Federal paid Mercer Capital a fee of $15,000, plus reasonable out-of-pocket expenses.

                              THE MERGER AGREEMENT


      The following is a brief summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement which was filed as an exhibit to the Registration Statement and which is incorporated herein by reference.

THE MERGER

      Subject to the terms and conditions of the Merger Agreement, at the Effective Time, First Federal will be merged with and into BOM, and the separate existence of First Federal will cease. BOM will be the surviving corporation in the Merger and will continue to be governed by the laws of the State of Mississippi, and the separate corporate existence of BOM and all of its rights and liabilities as a banking corporation organized under the laws of the State of Mississippi will continue. The shares of First Federal Common Stock will be converted into shares of BancorpSouth Common Stock in transactions intended to qualify as a pooling of interests for accounting purposes and as a tax-free reorganization for federal income tax purposes.

      The Merger is to be consummated at the offices of the Company in Tupelo, Mississippi, on or before 30 days following the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement (the "Closing Date") at 11:00 a.m. (Mississippi Time), or at any other place and date as the parties fix by mutual consent. Subject to and in accordance with the laws of the United States and the State of Mississippi, the Effective Time will occur at the date and time that Articles of Merger with respect to the Merger (the "Articles of Merger") are filed with the Mississippi Department of Banking and Consumer Finance or such later time or date as may be specified in the Articles of Merger.

      At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of First Federal, each share of First Federal Common Stock, other than shares held by dissenting stockholders, will be converted into, and become exchangeable for, the Merger Consideration, consisting of 0.698 shares of BancorpSouth Common Stock, in accordance with the Exchange Ratio, and cash in lieu of the issuance of fractional shares of BancorpSouth Common Stock. Each option to acquire a share of First Federal Common Stock will be converted into an option to acquire the number of whole shares of BancorpSouth Common Stock determined by multiplying the number of shares of First Federal Common Stock into which the option is convertible by the Exchange Ratio, with cash being paid in lieu of any resulting fractional shares. No adjustment will be made to the Exchange Ratio in the event of a change in the market price of shares of BancorpSouth Common Stock prior to the Effective Time. The Exchange Ratio was determined through arm's-length negotiations between the management of the Company and management of First Federal.

EXCHANGE PROCEDURES

      On or prior to the Closing Date, the Company will direct Trust Company Bank, Atlanta, Georgia (the "Exchange Agent") to issue certificates representing shares of BancorpSouth Common Stock to be issued in the Merger. The Company will also deposit with the Exchange Agent the cash required to make cash payments in lieu of fractional shares.

      From and after the Effective Time, each holder of a certificate which immediately prior to the Effective Time represented outstanding shares of First Federal Common Stock ("First Federal Certificate"), other than shares with respect to which dissenters' rights, if any, are granted by reason of the Merger under

OTS regulations, will be entitled to receive in exchange therefor, upon surrender thereof to the Exchange Agent, a certificate or certificates representing the number of whole shares of BancorpSouth Common Stock into which such holder's shares of First Federal Common Stock were converted and cash in lieu of any fractional shares. Notwithstanding any other provision of the Merger Agreement, until holders or transferees of First Federal Certificates have surrendered such certificates for exchange as provided herein, no dividends shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made. Upon surrender of a First Federal Certificate, there shall be paid to the holder of such certificate, without interest, the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of BancorpSouth Common Stock represented by the certificate or certificates issued upon such surrender.

      As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a First Federal Certificate a notice and transmittal form advising such holder of the effectiveness of the Merger and the procedure for use in effecting the surrender of First Federal Certificates in exchange for certificates representing shares of BancorpSouth Common Stock. Upon surrender of First Federal Certificates to the Exchange Agent the certificates shall be cancelled.

      No fractional shares of BancorpSouth Common Stock will be issued upon the surrender for exchange of First Federal Certificates and no BancorpSouth Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of First Federal Common Stock who would otherwise be entitled to a fractional share of BancorpSouth Common Stock upon surrender of First Federal Certificates for exchange, will be entitled to receive from the Exchange Agent a cash payment in lieu of such fractional share equal to such fraction multiplied by $33.875.

REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains certain representations and warranties by First Federal to the Company, including those relating to: (i) brokers' and finders' fees with respect to the Merger; (ii) since December 31, 1993, the incurrence of any material liability, except in the ordinary course of business, any material adverse change in First Federal's business, operations, assets or condition, any material change in its mode of management, operation or method of accounting, or any failure to operate its business in all material respects in the ordinary course consistent with its past practice; (iii) employee benefit plans; and (iv) ownership of BancorpSouth Common Stock by First Federal or its directors and officers.

      The Merger Agreement contains certain representations and warranties by each of the Company and First Federal to the other party, including those relating to: (i) their due organization, power and standing; (ii) the authorization, execution, delivery and enforceability of the Merger Agreement;
(iii) their capital structure; (iv) the absence of conflicts with their governing documents or any law, rule, regulation, judgment, decree, order or agreement to which they are subject; (v) reports and financial information to be provided by each party to the other party; (vi) this Supplement/Proxy Statement; (vii) reports filed under the Exchange Act; and (viii) the accuracy of such representations and warranties as of the date this Supplement/Proxy Statement is mailed to stockholders and as of the Closing Date.

CONDUCT OF BUSINESS PENDING THE MERGER

      First Federal has agreed, among other things, prior to the consummation of the Merger, to conduct its operations according to its usual, regular and ordinary course in substantially the same manner as theretofore conducted. Except with the prior written consent of the Company, First Federal will not
(i) renew, extend or otherwise modify any material contractual arrangement with its employees or any other persons; (ii) issue any shares of First Federal Common Stock, except in connection with the exercise of options and warrants outstanding as of January 27, 1995 (the date of the Merger Agreement); (iii) declare, set aside or pay any dividend; (iv) make any change in its capital stock; or (v) encourage, solicit or initiate any proposals or offers from any person relating to any acquisition of purchase of all or a material amount of the assets or securities of First Federal, or any merger, consolidation or business combinations with First Federal, or, except as required by fiduciary obligations, participate in any discussions or negotiations regarding the foregoing.

      First Federal and the Company have each agreed to afford the officers and representatives of the other party, until consummation of the Merger, full access to their business records, to use their best efforts to consummate the transactions contemplated by the Merger Agreement and to use reasonable care to ensure that the Merger qualifies for the pooling of interests method of accounting.

CONDITIONS TO CONSUMMATION OF THE MERGER

      The obligations of the Company and First Federal under the Merger Agreement are subject to satisfaction of the following conditions on or prior to the Closing Date, unless waived: (i) receipt of approvals from all appropriate state and federal governmental authorities, including the FDIC, the OTS and the Mississippi Department of Banking and Consumer Finance, required in connection with the Merger not later than July 31, 1995 (which date may be extended to October 31, 1995, upon request by the Company and approval by First Federal), subject to no conditions which in the reasonable judgment of the Company would restrict its or its subsidiaries' operations and business activities following the Merger; (ii) any waiting period required prior to the Merger shall have elapsed, and the Merger shall not be then enjoined, restrained or prohibited by a court, tribunal or government agency; (iii) the Merger Agreement shall have been adopted and approved by a two-thirds vote of the stockholders of First Federal; (iv) First Federal shall have obtained the Fairness Opinion, dated as of the mailing date, that the transactions contemplated by the Merger Agreement are fair from a financial point of view;
(v) the representations and warranties of each party in the Merger Agreement shall have been true and correct when made and, in addition, shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date; and (vi) each party shall have performed in all material respects all obligations and agreements and complied with all covenants contained in the Merger Agreement to be performed and complied with by such party on or prior to the Closing Date.

      The obligations of First Federal under the Merger Agreement are subject to satisfaction of the following additional conditions on or prior to the Closing Date, unless waived: (i) between January 27, 1995 (the date of the Merger Agreement) and the Closing Date, there shall not have occurred any material adverse change in the assets, business, operations, employees, revenue, income, prospects, condition (financial or otherwise), liabilities, net worth or results of operations of the Company and BOM, taken as a whole, provided that changes in the market price of BancorpSouth Common Stock shall not be considered with respect to this condition; (ii) the Company shall have delivered to First Federal an opinion or opinions of counsel, dated as of the Closing Date, in form and substance satisfactory to First Federal and its counsel; and (iii) First Federal shall have obtained an opinion of Waller Lansden Dortch & Davis, special counsel to the Company, to the effect that the Merger shall be treated for federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(A) of the Code.

      The obligations of the Company under the Merger Agreement are subject to the satisfaction of the following additional conditions on or prior to the Closing Date, unless waived: (i) to the extent that any applicable law or any lease, contract or agreement to which First Federal is a party or by which it is bound or to which any of its properties is subject shall require the consent of any other person or entity to the Merger, such consent shall have been obtained by the Closing Date, unless the Company specifically agrees that such consent need not be obtained by the Closing Date; (ii) the Registration Statement shall have been declared effective by the Commission, no order suspending the sale of the shares of BancorpSouth Common Stock in any jurisdiction shall have been issued and no proceedings for that purpose shall have been instituted or shall be, to the Company's knowledge, contemplated;
(iii) between January 27, 1995 (the date of the Merger Agreement) and the Closing Date, there shall not have occurred any material adverse change in the assets, business, operations, employees, revenue, income, prospects, condition (financial or otherwise), liabilities, net worth, or results of operations of First Federal; (iv) First Federal shall have delivered to the Company an opinion or opinions of counsel, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company and its counsel; (v) the officers and directors of First Federal shall have submitted their resignations from such positions, effective as of the Effective Time; (vi) First Federal shall have made arrangements to terminate its participation in any employee pension plan, employee welfare benefit plan or other employee benefit plan, with such arrangements being satisfactory in all respects to the Company; (vii) each of Mr. Staggers and Ms. Gentry shall have entered into employment agreements with BOM; (viii) each holder of an option to acquire shares of First Federal Common Stock shall have surrendered or exercised such option; and (ix) First Federal shall have delivered or caused to be delivered to the Company such other documents or instruments and shall have taken or caused to be taken such other actions, as may reasonably have been requested by the Company or its counsel with respect to the transactions contemplated by the Merger Agreement.


      The Board of Directors of First Federal has unanimously approved an amendment to First Federal's federal stock charter which would eliminate an anti-takeover provision in the charter which provides that, prior to October 1, 1998, in no event shall any person, directly or indirectly, offer to acquire or acquire more than 10% of any class of capital stock of First Federal, except wherein First Federal forms a holding company, and any shares of First Federal capital stock beneficially owned by any person in excess of such 10% limit are considered "excess shares" and may not be counted as shares entitled to vote. The charter amendment is to be submitted for approval of the First Federal stockholders at First Federal's 1995 annual meeting of stockholders on June 1, 1995 and is described in greater detail in First Federal's proxy statement with respect to such annual meeting.


EMPLOYMENT OF FIRST FEDERAL EMPLOYEES

      The Company has agreed to offer continued employment to all employees of First Federal who are employed on the date of the Merger, at the salary levels in effect at that time. The Company has no obligation, however, to continue such employment after the Merger. Employees of First Federal who are terminated after the Merger other than for cause will be offered severance benefits in accordance with the Company's customary severance procedures in effect at the time of termination. The Company has agreed to enter into employment agreements with Mr. Staggers and Ms. Gentry, the President and Senior Vice President, respectively, of First Federal providing for their employment with the Company.

EMPLOYEE BENEFITS

      The Company has agreed to provide First Federal employees with the same employee benefits, (except with respect to the Company's pension plan and employee stock ownership plan) including medical insurance, vacation pay and sick leave, as are extended to the Company's other similarly situated employees, giving effect to all years of service with First Federal prior to the Merger. No uninsured waiting periods or pre-existing condition limitations are to be imposed on otherwise eligible employees. With respect to the Company's pension plan and employee stock ownership plan, the Company has agreed to provide employees of First Federal with the same benefits as are extended to the Company's newly hired employees, with no effect being given to years of service with First Federal for determination of benefit eligibility, vesting or level of benefits. Former participants in First Federal's pension plan will not be entitled to "roll over" accrued benefits from First Federal's pension plan into the Company's pension plan. The Company has agreed to afford First Federal the opportunity to revise its pension plan to the extent necessary to increase the benefits under such plan to fully utilize any funding surplus under the pension plan for the benefit of First Federal employees. One of the conditions to the Company's obligations under the Merger Agreement is that First Federal will have made arrangements to terminate its participation in any pension plan, employee welfare benefit plan or other employee benefit plan, with such arrangements being satisfactory in all respects to the Company.

      The Company has also agreed to provide the executive officers and directors of First Federal, for a period of three years following the Merger, with indemnification against liabilities asserted against such persons for actions or omissions in their official capacities prior to the Merger on the same terms provided by First Federal.

FILING FOR REGULATORY APPROVAL

      The Company and First Federal have each agreed to cooperate in the preparation and submission of applications or other documents to be filed in connection with regulatory approval of the Merger and to furnish information reasonably necessary with respect to applying for such approval.

AMENDMENT OF THE MERGER AGREEMENT

      The Merger Agreement may be amended or discharged by a written agreement between the parties. However, after approval of the Merger Agreement by First Federal's stockholders, the parties may not amend the Merger Agreement if such amendment would be materially adverse, in the judgment of First Federal's Board of Directors, to the rights of the First Federal stockholders.

TERMINATION OF THE MERGER AGREEMENT

      The Company or First Federal may, on or at any time prior to the Closing Date, terminate the Merger Agreement: (i) by mutual written consent authorized by the Boards of Directors of the Company and First Federal, (ii) by either party, upon delivery of written notice to the other party, if any event occurs that renders impossible the satisfaction in any material respect one or more of the conditions set forth in the Merger Agreement to the obligations of the notifying party, and noncompliance is not waived by the notifying party; or
(iii) by either party, if the Effective Time does not occur on or before September 30, 1995 (or December 31, 1995, in the event that the parties agree to extend the period for obtaining governmental approvals of the Merger to October 31, 1995), or any court of competent jurisdiction in the United States or other federal or state governmental body shall have issued an order, decree, or ruling or taken any other action restraining, enjoining, or otherwise prohibiting the Merger or other transactions contemplated and such order, decree, ruling or other action shall become final and non-appealable.

                                 FIRST FEDERAL

GENERAL

      First Federal was established in 1934. In 1988, First Federal converted to a mutual savings bank and changed its name from First Federal Savings and Loan Association of Starkville to First Federal Bank for Savings. In October 1993, First Federal converted from a mutual to a stock form of organization through the sale and issuance of 157,466 shares of First Federal Common Stock.

      The business of First Federal consists principally of attracting deposits from its market area and using such deposits to originate mortgage loans secured by one- to four- family residences and to purchase U.S. government and federal agency securities, mortgage-backed securities and interest-earning deposits. To a lesser extent, First Federal also originates multi-family real estate loans and consumer loans. First Federal's emphasis on providing traditional financial services to its local community has enabled it to be consistently profitable. First Federal has earned a profit in each of the past nine years and its return on average assets has approximated or exceeded 0.75% since 1990. Moreover, First Federal's non-performing loans and real estate owned to total loans has not exceeded 0.35% for the past five years and First Federal had no non-performing loans or real estate owned at December 31, 1994.

      First Federal's financial condition and results of operations are significantly affected by changes in market interest rates, government policies and actions of regulatory authorities. In particular, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") significantly changed the regulation of all savings associations including First Federal by, among other things, changing the components of regulatory capital, increasing the capital requirements and deposit insurance premiums applicable to savings associations, limiting the dollar amount of loans to one borrower, and implementing a more stringent qualified thrift lender ("QTL") test.

      Certain provisions of FIRREA have significantly impacted the manner in which First Federal conducts its operations. For example, through the early 1980s, First Federal primarily emphasized the origination of one- to four-family fixed-rate residential real estate loans. First Federal, like most thrift institutions, funded its assets with relatively short-term liabilities, primarily deposits, and to a lesser extent, borrowings. As short-term interest rates increased considerably during the early 1980s, management of First Federal decided to restructure First Federal's balance sheet composition in an attempt to make its interest-earning assets more rate-sensitive. In 1984, management of First Federal sold approximately $8.8 million of lower-yielding, fixed-rate one- to four- family residential real estate loans and incurred losses on these sales totalling approximately $1.8 million during this period. Under regulatory accounting rules then in effect, First Federal was permitted to defer recognition and amortize the losses over the lives of the loans, which was approximately 20 years. However, in 1989 FIRREA abolished the use of regulatory accounting principles by savings institutions and required that all institutions operate in accordance with generally accepted accounting principles ("GAAP"). GAAP required that First Federal immediately recognize these previously deferred losses. First Federal recognized the remaining $1.4 million in deferred loan losses in 1989 through a restatement of retained earnings, which resulted in a decrease in First Federal's regulatory capital by $1.4 million.

      Another provision of FIRREA increased the regulatory capital requirements of all savings institutions, including First Federal, by establishing three levels of capital: a tangible capital requirement of 1.50% of total assets; a core capital requirement of 3.0% of total assets and a risk-based capital requirement of 8.0% of total risk-weighted assets. The $1.4 million loss that First Federal was required to recognize in 1989, coupled with the increased regulatory capital requirements mandated by FIRREA resulted in First Federal failing all but one of its new capital requirements, the tangible capital requirement, and First Federal only exceeded that requirement by a marginal amount. As a result, First Federal was required to submit a Capital Restoration Plan ("Capital Plan") to the OTS. The Capital Plan, which was approved by the OTS in March 1990, established how First Federal intended to come into compliance with each of the three regulatory capital requirements by September, 1994. The Capital Plan established a "no growth" policy for First Federal. Specifically, under the Capital Plan, First Federal was prohibited from growing in excess of interest credited on deposit accounts. Given that First Federal had been consistently profitable and had a historically low level of non-performing loans and real estate owned, First Federal projected that by restricting growth, First Federal could come into compliance with its capital requirements as its retained earnings increased.

      While under the Capital Plan, First Federal continued its practice of limiting its lending activities to the origination of one- to four- family mortgage loans, and to a limited extent, multi-family loans in its market area, as well as consumer loans to existing customers of First Federal. First Federal's level of multi-family loans has increased since 1988 primarily as a result of loans First Federal has made to sororities and fraternities at Mississippi State University, which are secured by the houses occupied by those organizations on the Mississippi State University campus. In addition, First Federal has sought to limit its exposure to interest rate risk by emphasizing the origination of ARM loans, originating fixed-rate loans for immediate sale to investors and the purchase of mortgage-backed securities and investment securities with average maturities ranging, in general, between two and five years. This policy, coupled with First Federal's efforts at controlling operating expenses resulted in First Federal continuing to operate profitably while operating under its Capital Plan and exceeding all three capital requirements by December 31, 1992. The OTS released First Federal from its Capital Plan in January, 1993. At December 31, 1994, First Federal continued to exceed all of its regulatory capital requirements with tangible, core and risk-based capital of 11.01% of total assets, 11.01% of total assets and 27.31% of total risk-weighted assets, respectively.

MARKET AREA

      First Federal is a community oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. First Federal currently operates out of its one office located in Starkville, Mississippi. First Federal's deposit gathering and lending base is concentrated in Oktibbeha County, Mississippi. Oktibbeha County generally was spared the effects of the national recession in the 1980's and early 1990's in large part because Oktibbeha County is home to Mississippi State University, one of the largest universities in Mississippi with approximately 13,000 students when in full session. In addition, the Mississippi Research and Technology Park, which was developed to enhance high technology research, is also located in Oktibbeha County. Additionally, there are several light manufacturing plants in Oktibbeha County which employ numerous people.
Finally, the construction of the Tennessee-Tombigbee Waterway, which is located approximately 20 miles from First Federal and serves as a major waterway for commercial and recreational activities, and construction related to the expansion program currently underway by Weyerhaeuser, a company producing pulp and paper products in northeast Mississippi, have also contributed to the area's relatively low unemployment rate and have therefore helped to boost the local economy in spite of the national recession.

LENDING ACTIVITIES

      Loan Portfolio Composition. First Federal's loan portfolio composition consists primarily of conventional adjustable-rate and fixed-rate first mortgage loans secured by one- to four- family residences. First Federal also makes multi-family mortgage loans, consumer loans and commercial real estate loans. First Federal generally makes consumer loans only to existing customers of First Federal. At December 31,

1994, First Federal's mortgage loans outstanding were $12.9 million, of which $11.0 million were one- to four-family residential mortgage loans. Of the one- to four-family residential mortgage loans outstanding at that date, 68.66% were ARMs and 31.34% were fixed-rate loans. Total ARM mortgage loans in First Federal's portfolio at December 31, 1994 amounted to $7.5 million or 58.56% of total mortgage loans. At that same date, multi-family residential loans totalled $1.9 million and consumer loans totalled $755,000.

      ARM loans originated by First Federal are primarily held for investment, while fixed-rate conforming mortgage loans with terms greater than 15 years are generally originated to be sold in the secondary mortgage market.

      Analysis of Loans and Mortgage-Backed Securities. The following table sets forth the composition of First Federal's loan and mortgage-backed securities portfolios in dollar amounts and in percentages at the dates indicated:

                                                                        At December 31,
                                                ----------------------------------------------------------------
                                                       1990                  1991                   1992
                                                ----------------------------------------------------------------
                                                           Percent                Percent               Percent
                                                Amount    of Total     Amount    of Total    Amount     of Total
                                                ------    --------     ------    --------    ------     --------
 Mortgage loans:
   One- to four- family residential  . . .      $11,808     72.31%     $10,944    72.10%     $10,198     69.42%

   Multi-family residential  . . . . . . .        2,705     16.57        2,408    15.86        2,138     14.55

   Commercial real estate  . . . . . . . .          146      0.89           97     0.64           --        --

   Investor loans closed but not funded  .           --        --           --       --          597      4.06
                                                -------    ------      -------   ------      -------    ------

   Total mortgage loans  . . . . . . . . .       14,659     89.77       13,449    88.60       12,933     88.03
                                                -------    ------      -------   ------      -------    ------
   Consumer and other loans:
     Consumer and deposit account loans  .        1,680     10.28        1,746    11.50        1,778     12.10
                                                -------    ------      -------   ------      -------    ------

     Total loans . . . . . . . . . . . . .       16,339    100.05       15,195   100.10       14,711    100.13
                                                -------    ------      -------   ------      -------    ------
 Less:
   Allowance for loan losses . . . . . . .            8      0.04           15     0.09           20      0.13

   Unearned interest and deferred loan fees
                                                      2      0.01            2     0.01            1        --
                                                -------    ------      -------   ------      -------    ------

     Total loans, net  . . . . . . . . . .      $16,329    100.00%     $15,178   100.00%     $14,690    100.00%
                                                =======    ======      =======   ======      =======    ======

 Adjustable rate loans . . . . . . . . . .      $10,920     66.83%      $9,911    65.23%     $ 8,421     57.24%

 Fixed-rate  . . . . . . . . . . . . . . .        5,419     33.17        5.284    34.77        6,290     42.76

 Mortgage-backed securities net(1) . . . .        1,802                  2,698                 3,999

                                                               At December 31,
                                                 ------------------------------------------
                                                       1993                    1994
                                                 ------------------------------------------
                                                           Percent                 Percent
                                                 Amount    of Total     Amount     of Total
                                                 ------    --------     ------     --------
 Mortgage loans:
   One- to four- family residential  . . .       $10,712    78.85%      $10,969      77.92%

   Multi-family residential  . . . . . . .         1,901    13.99         1,891      13.43

   Commercial real estate  . . . . . . . .            17       --           499       3.55

   Investor loans closed but not funded  .           458     4.06            64       0.45
                                                 -------   ------       -------     ------

   Total mortgage loans  . . . . . . . . .        13,088    88.03        13,423      95.35
                                                 -------   ------
   Consumer and other loans:
     Consumer and deposit account loans  .           597    12.10           755       5.36
                                                 -------   ------       -------     ------

     Total loans . . . . . . . . . . . . .        13,685   100.13        14,178     100.71
                                                 -------   ------       -------     ------
 Less:
   Allowance for loan losses . . . . . . .           100     0.13           100       0.71

   Unearned interest and deferred loan fees           --       --            --         --
                                                 -------   ------       -------     ------

     Total loans, net  . . . . . . . . . .       $13,585   100.00%      $14,078     100.00%
                                                 =======   ======       =======     ======

 Adjustable rate loans . . . . . . . . . .       $ 7,719    57.24%      $ 7,531      53.12%

 Fixed-rate  . . . . . . . . . . . . . . .         5,966    42.76         6,647      46.88

 Mortgage-backed securities net(1) . . . .         2,856                  2,091

- ----------------------------

   (1) All mortgage-backed securities are insured or guaranteed by the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC").

   The following table sets forth the dollar amount of all loans due with fixed interest rates and those with floating or adjustable interest rates.

   Maturity of Loans. The following table summarizes at December 31, 1994 the dollar amount of principal repayments becoming due on loans during the years indicated.


                                                   Due Within    Due Within
                                    Due Within       One To       Three to     Due Within    Due Within    Due After
                                     One Year      Three Years   Five Years   Five to Ten     Ten to 20     20 Years
                                       After          After         After     Years After    Years After     After
                                     12/31/94       12/31/94      12/31/94      12/31/94      12/31/94      12/31/94     Total
                                     --------       --------      --------      --------      --------      --------     -----

                                                                            (in thousands)
 One- to four- family and multi-
   family mortgage loans . . . . .     $ 22           $280          $287          $686         $10,933        $652       $13,423

 Consumer loans  . . . . . . . . .      433             78           240             4              --          --           755
                                       ----           ----          ----          ----         -------        ----       -------

 Total gross loans receivable  . .     $455           $358          $527          $690         $10,933        $652       $14,178
                                       ====           ====          ====          ====         =======        ====       =======



                                                             Due One Year After December 31, 1994
                                                             ------------------------------------
                                                   Fixed Rate    Floating or Adjustable Rates          Total
                                                   ----------    ----------------------------          -----
                                                                        (in thousands)
 One- to four- family and multi-
   family mortgage loans . . . . . . . . . . . .      $5,892                 $7,531                   $13,423

 Consumer loans  . . . . . . . . . . . . . . . .         755                     --                       755
                                                      ------                 ------                   -------

 Total gross loans receivable  . . . . . . . . .      $6,647                 $7,531                   $14,178
                                                      ======                 ======                   =======

         Origination, Purchase and Sale of Loans and Mortgage-Backed Securities. The following table sets forth First Federal's loan origination, purchases, sales and principal repayments and other activity for the periods indicated.




                                                                  For the Year Ended
                                                                      December 31,
                                                            -------------------------------
                                                             1992        1993         1994
                                                            ------      ------       ------
                                                                     (in thousands)
Mortgage loans:
  At beginning of period  . . . . . . . . . . . . .        $13,449      $12,933     $13,088
                                                           -------      -------     -------
    Mortgage loans originated:
    One- to four- family portfolio  . . . . . . . .          2,041        3,775       3,387
                                                           -------      -------     -------
    One- to four- family investor   . . . . . . . .          4,075        7,261       3,014
                                                           -------      -------     -------
      Total mortgage loans originated   . . . . . .          6,116       11,036       6,401
                                                           -------      -------     -------
    Principal repayments  . . . . . . . . . . . . .         (3,154)      (4,078)     (3,116)
    Sale of one- to four- family investor loans   .         (4,075)      (7,261)     (3,014)
    Investor loans closed but not funded  . . . . .            597          458          64
                                                           -------      -------     -------
      At end of period  . . . . . . . . . . . . . .        $12,933      $13,088     $13,423
                                                           =======      =======     =======

Consumer loans:
  At beginning of period  . . . . . . . . . . . . .        $ 1,746      $ 1,778     $   597
    Consumer loans originated   . . . . . . . . . .            644          167         614
    Principal repayments  . . . . . . . . . . . . .           (612)      (1,348)       (456)
                                                           -------      -------     -------
      At end of period  . . . . . . . . . . . . . .        $ 1,778      $   597     $   755
                                                           =======      =======     =======

Mortgage-backed securities:
  At beginning of period  . . . . . . . . . . . . .        $ 2,710      $ 3,994     $ 2,856
    Mortgage-backed securities purchased. .   . . .          2,041          490          --
    Principal repayments  . . . . . . . . . . . . .           (757)      (1,628)       (765)
                                                           -------      -------     -------
      At end of period  . . . . . . . . . . . . . .        $ 3,994      $ 2,856     $ 2,091
                                                           =======      =======     =======

     One- to Four- Family Mortgage Loans. First Federal offers first mortgage loans secured by one- to four- family residences in First Federal's lending area. Typically, such residences are single-family homes that serve as the primary residence of the owner. First Federal generally originates one- to four- family residential mortgage loans in amounts up to 80% of the appraised value. Loans originated in amounts over 80% of the appraised value generally are required to carry private mortgage insurance on the amount in excess of 80%.

     Loan originations are generally obtained from existing or past customers, members of the local community and referrals from realtors within First Federal's lending area. Fixed-rate mortgage loans originated and held by First Federal in its portfolio generally include due-on-sale clauses which provide First Federal with the contractual right to deem the loan immediately due and payable in the event that the borrower transfers ownership of the property without First Federal's consent.

     At December 31, 1994, 77.92% of total loans consisted of one- to four-family residential loans, of which 68.66% were ARM loans. Borrower demand for ARMs versus fixed-rate mortgage loans is a function of the level of interest rates, the expectations of changes in the level of interest rates and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans, and loan fees for ARMs. The relative amount of fixed-rate mortgage loans and ARMs that can be originated at any time is largely determined by the demand for each in a competitive environment.

     First Federal currently offers ARM loans that adjust annually. Currently First Federal's ARM loans carry an initial interest rate that is determined by First Federal in accordance with market and competitive factors and as of December 31, 1994 was approximately 7.0%. The ARM loans currently being originated by First Federal adjust by a maximum of 2.0% per adjustment, with a lifetime cap of 6.0% over the initial interest rate. ARM loans are originated for a term of up to 30 years.

     The majority of First Federal's fixed-rate loan originations with terms in excess of 15 years are sold, with servicing released, in the secondary-mortgage market. Occasionally, First Federal originates non-conforming, fixed-rate loans with terms of 15 years or less for its portfolio. During the years ended December 31, 1992, 1993 and 1994, First Federal sold $4.1 million, $7.7 million, and $3.0 million of fixed-rate loans, respectively, all of which had been originated for sale. For the years ended December 31, 1992, 1993 and 1994, First Federal realized gains on the sale of fixed-rate mortgage loans of approximately $84,000, $161,000 and $85,000, respectively.

     Multi-Family Loans and Commercial Real Estate Loans. First Federal also originates and participates in loans secured by non-owner occupied residential multi-family dwelling units (more than four units) primarily secured by apartments and also sorority and fraternity houses at Mississippi State University. First Federal has also made commercial real estate loans. At December 31, 1994, First Federal had eight multi-family loans totalling $1.9 million or 13.43% of total loans. All of the properties securing such loans are located in Oktibbeha County, Mississippi.

     First Federal originates permanent loans secured by multi-family dwelling units up to 80% of the appraised value. Currently, it is First Federal's philosophy to originate loans secured by multi-family dwelling units only to borrowers known to First Federal and on properties in its market area. These loans generally have prepayment schedules of 15 years or less. At December 31, 1994, First Federal had no multi-family or commercial real estate loans accounted for on a non-accrual basis.

     Loans secured by multi-family and commercial real estate are generally larger and involve a greater degree of risk than one- to four- family residential mortgage loans. Of primary concern in multi-family and commercial real estate lending is the borrower's credit worthiness and the feasibility and cash flow potential of the project. Loans secured by income properties are generally larger and involve greater risks than residential mortgage loans because payments on loans secured by income properties are often dependent on successful operation or management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy.

     Consumer and Other Loans. First Federal also offers consumer loans in the form of home improvement loans, deposit share loans, education loans automobile loans and other secured and unsecured consumer loans. These loans totalled $755,000 or 5.36% of total loans receivable at December 31, 1994. Federal regulations permit federally chartered thrift institutions to make secured and unsecured loans up to 35% of an institution's assets. In addition, a federal thrift has lending authority above the 35% category for certain consumer loans, property improvement loans, and loans secured by savings accounts. First Federal originates consumer loans in order to provide a wide range of financial services to its customers and because the shorter terms and normally higher interest rates on such loans help maintain a profitable spread between its average loan yield and its cost of funds.

     In connection with consumer loan applications, First Federal verifies the borrower's income and reviews a credit bureau report. In addition, the relationship of the loan to the value of the collateral is considered.
Consumer loans are generally made only to individuals with an existing customer relationship with First Federal.

     First Federal intends to continue to emphasize the origination of consumer loans. Consumer loans tend to be originated at higher interest rates than conventional residential mortgage loans and for shorter terms, which benefits First Federal's interest rate risk management. Consumer loans, however, tend to have a higher risk of default than residential mortgage loans. Based upon statistics provided by the FHLB-Dallas, management of First Federal believes that its loan loss experience in connection with its consumer loan portfolio is favorable in comparison to industry averages. At December 31, 1994, First Federal had no consumer loans accounted for on a non-accrual basis.

     Loan Approval Authority and Underwriting. All mortgage loans and all secured consumer loans in amounts in excess of $30,000 per borrower and all unsecured consumer loans in excess of $5,500 per borrower must have the approval of the First Federal Loan Committee, which currently consists of Mr. Clark, Mr. Bill Simmons and Mr. Charles McElroy. Mr. Staggers participates in meetings of the First Federal Loan Committee but does not execute loan approvals. The First Federal Loan Committee meets on an as needed basis. All other loans may be approved by Mr. Staggers and a lending officer of First Federal and are reviewed by the First Federal Board of Directors.

     One- to four- family residential mortgage loans are generally underwritten according to the FHLMC and FNMA guidelines. For all loans originated by First Federal, upon receipt of a completed loan application from a prospective borrower, a credit report is ordered, income and certain other information is verified and, if necessary, additional financial information is requested. An appraisal of the real estate intended to secure the proposed loan is required which currently is performed by an independent appraiser designated and approved by First Federal. It is First Federal's policy to obtain title insurance or a title opinion on all real estate first mortgage loans.
Borrowers must also obtain hazard or flood insurance (for loans on property located in a flood zone) prior to closing the loan. For loans in excess of 80% of the loan to value ratio, borrowers are generally required to advance funds on a monthly basis together with each payment of principal and interest to an escrow account from which First Federal makes disbursements for items such as real estate taxes and hazard insurance premiums.

     Mortgage-Backed and Related Securities. First Federal also invests in mortgage-backed and related securities. At December 31, 1994, net mortgage-backed and related securities aggregated $2.1 million, or 8.27% of total assets of which all had fixed-rates of interest. All of the mortgage-backed securities in First Federal's portfolio at December 31, 1994 were insured or guaranteed by either the GNMA, FNMA or FHLMC. All of the mortgage-backed and related securities in the portfolio had coupon rates as of December 31, 1994, ranging from 5.50% to 9.00% with a weighted average yield of 7.21%.

     Investment Securities. First Federal also invests in securities guaranteed or insured by various government agencies. At December 31, 1994, net investment securities totalled $7.5 million or 29.67% of total assets of which all had fixed-rates of interest. The securities in First Federal's portfolio at December 31, 1994 were insured or guaranteed by FNMA, FHLB, FHLMC, Federal Farm Credit Bank ("FFCB") or Tennessee Valley Authority ("TVA").
Coupon rates ranged from 3.83% to 6.90% with a weighted average yield of 5.03%

NON-PERFORMING ASSETS

     Collection Procedures. With respect to originated mortgage loans, First Federal's collection procedures include sending a late notice at 16 days and a delinquent notice after payment is 30 days past due. In the event that payment is not received, letters are sent or phone calls are made to the borrower.
When contact is made with the borrower at any time prior to foreclosure, First Federal will attempt to obtain full payment or work out a repayment schedule with the borrower to avoid foreclosure. Generally, foreclosure notices are sent when a loan is over 90 days delinquent.

     First Federal management's periodic evaluation of the adequacy of the allowance is based on First Federal's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     Interest on loans that are contractually past due 90 or more days is generally charged off, or an allowance is established based on management's periodic evaluation unless the obligation is well secured and in the process of collection. The allowance is established by a charge to interest income equal to all interest previously accrued. Additionally, an allowance is established for interest on loans delinquent less than 90 days, but which in management's opinion may become uncollectible in part or in full.

     Management places loans on a non-accrual status when it is determined that the borrower is unable to meet his contractual obligations or when interest or principal is 90 days or more past due, unless the loan is adequately secured by way of collateralization, guarantees, or other security. At December 31, 1994, First Federal had one loan that was 90 days or more past-due. This is a second mortgage loan on which First Federal has the first mortgage. The first mortgage is paid current.

     Delinquent Loans. At December 31, 1992, 1993 and 1994 delinquencies in First Federal's loan portfolio consisted of three or fewer one- to four- family mortgage loans and were as follows:


                                                                     At December 31,

                             ---------------------------------------------------------------------------------------------
                                                1992                                              1993
                                      ------------------------                          -----------------------

                                 60-89 Days            90 Days or More            60-89 Days            90 Days or More
                                 ----------            ---------------            ----------            ---------------
                             ---------------------------------------------------------------------------------------------
                             Number     Principal     Number     Principal    Number     Principal     Number    Principal
                               of       Balance        of        Balance        of        Balance        of       Balance
                             Loans      of Loans      Loans      of Loans     Loans      of Loans      Loans      of Loans
                             ---------------------------------------------------------------------------------------------
                                                                 (dollars in thousands)
 Total delinquent loans        3          $119         --           --          1           $42          --          --

                                              At December 31,

                              -----------------------------------------------
                                                   1994
                                         ------------------------

                                  60-89 Days               90 Days or More
                                  ----------               ---------------
                              -----------------------------------------------
                              Number      Principal      Number      Principal
                                of         Balance        of         Balance
                              Loans       of Loans       Loans       of Loans
                              -----------------------------------------------
                                          (dollars in thousands)
 Total delinquent loans         1            $87           1            $2

         The following table sets forth information regarding non-performing loans and "real estate owned" held by First Federal at the dates indicated:

                                                                                       At December 31,
                                                                ------------------------------------------------------------

                                                                 1990         1991          1992         1993          1994
                                                                ------       ------        ------       ------        ------
                                                                                   (dollars in thousands)
         One- to four- family residential real estate
            loans:
            Accruing loans contractually 90 days or
            more past due (1)  . . . . . . . . . . . . . .      $   28       $   84        $   --       $   --         $   --

         Total Non-performing loans  . . . . . . . . . . .          28           84            --           --             --

         Real estate owned . . . . . . . . . . . . . . . .          --           --            22           --             --
                                                                ------       ------        ------       ------         ------

         Total non-performing loans and real
           estate owned  . . . . . . . . . . . . . . . . .      $   28       $   84        $   22           --             --
                                                                ======       ======        ======       ======         ======
         Total non-performing loans and real
           estate owned to total assets  . . . . . . . . .        0.12%        0.35%         0.09%          --             --

         Total non-performing loans to total loans . . . .        0.17%        0.55%           --           --             --

- -------------------------------
(1) First Federal did not place a loan on non-accrual status during the five years ended December 31, 1994.

      Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality as "substandard", "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the paying capacity and net worth of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," "highly questionable and improbable," on the basis of currently existing facts, conditions, and values. Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of the aforementioned categories but possess credit deficiencies or potential weaknesses are required to be designated "special mention" by management.

      When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowances for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of additional general or specific loss allowances. First Federal regularly reviews the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

      At December 31, 1994, First Federal had no assets classified as special mention and substandard, respectively, and no assets classified doubtful or loss.

      Allowances for Loan Losses and Real Estate Acquired in Settlement of Loans. First Federal provides valuation allowances for estimated losses from uncollectible loans and real estate acquired in settlement of loans. First Federal management's periodic evaluation of the adequacy of the allowance for loan losses is based on loss experience, known and inherent risk in the portfolio, prevailing market conditions, and management's judgment as to collectibility. First Federal's determination as to the amount of its allowance for loan losses is subject to review of the federal regulatory agencies, the OTS and FDIC, which can order the establishment of additional general or specific loan loss reserves. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). First Federal provides valuation allowances for losses on real estate acquired in settlement of loans based on the lower of fair value, minus estimated cost to sell, or cost.

      The following table sets forth an analysis of First Federal's allowance for loan losses, all of which are unallocated.


                                                     At or For the Year Ended
                                                            December 31,
                                                    --------------------------

                                                    1992       1993       1994
                                                    ----       ----       ----

                                                          (in thousands)
 Balance at beginning of period  . . . . . . .      $15        $20        $100

 Additions charged to operations . . . . . . .       23         84          10

 Deductions:
   Loan/checking accounts charged-off  . . . .       18          4          10

 Balance at end of period  . . . . . . . . . .       20        100         100

      The following table sets forth the allocation of First Federal's allowance for loan losses by loan category and the percent of loans in each category to total loans receivable, net, at the dates indicated. The portion of the loan loss allowance allocated to each category does not represent the total available for future losses which may occur within the loan category since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.


                                                                        December 31,
                                       -------------------------------------------------------------------------------------

                                                1992                           1993                          1994
                                       -------------------------     -------------------------     -------------------------

                                                 Percent of Loans              Percent of Loans              Percent of Loans
                                       Amount     to Total Loans     Amount     to Total Loans     Amount     to Total Loans
                                       ------     --------------     ------     --------------     ------     --------------

                                                                      (dollars in thousands)
 One- to four- family  . . . . . .      $15          73.38%          $ 95           81.48%         $ 95           77.66%
 Commercial real estate
    and multi-family . . . . . . .       --          14.53             --           14.12            --           16.98

 Consumer and other loans  . . . .        5          12.09              5            4.40             5            5.36
                                        ---         ------           ----          ------          ----          ------
     Total allowance . . . . . . .      $20         100.00%          $100          100.00%         $100          100.00%
                                        ===         ======           ====          ======          ====          ======

INVESTMENT ACTIVITIES

      Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds sold. Subject to various restrictions, federally chartered savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and asset-backed securities. The investment policy of First Federal, which is established by the First Federal Board of Directors and is implemented by First Federal management, is designed primarily to provide and maintain liquidity, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement and fund First Federal's lending activities.

      The following table sets forth the composition of First Federal's investment portfolio at the dates indicated.

                                                                   At December 31,
                                     -------------------------------------------------------------------------
                                             1992                    1993                       1994
                                     --------------------    ----------------------    -----------------------
                                       Book         % of        Book        % of          Book         % of
                                       Value       Total       Value        Total        Value         Total
                                     ---------   ---------   ---------   ----------    ---------    ----------
                                                              (dollars in thousands)
 Interest-earning deposits . . .    $    2,550    100.00%    $   2,694      100.00%     $     781     100.00%
 Federal funds sold  . . . . . .            --        --            --          --             --         --
                                    ----------    ------     ---------      ------      ---------     ------

        Total  . . . . . . . . .    $    2,550    100.00%    $   2,694      100.00%     $     781     100.00%
                                    ==========    ======     =========      ======      =========     ======

 Investment Securities:
 Federal Agency Obligations  . .    $    2,023     91.95%    $   5,514       96.79%     $   7,507      97.52%
        Other  . . . . . . . . .            --        --            --          --             --         --
                                    ----------    ------     ---------      ------      ---------     ------

        Total  . . . . . . . . .         2,023     91.95         5,514       96.79          7,507      97.52

 FHLB stock  . . . . . . . . . .           177      8.05           183        3.21            191       2.48
                                    ----------    ------     ---------      ------      ---------     ------

        Total investment
        securities and FHLB stock   $    2,200    100.00%    $   5,697      100.00%     $   7,698     100.00%
                                    ==========    ======     =========      ======      =========     ======

SOURCES OF FUNDS

      General. First Federal's primary sources of funds are deposits, repayments on loans and mortgage-backed and related securities and retained earnings. First Federal may obtain advances from the FHLB-Dallas upon the security of its capital stock of the FHLB-Dallas and certain of its mortgage loans. Since 1988, First Federal has not utilized FHLB-Dallas advances, and at December 31, 1994, First Federal had no outstanding advances from the FHLB-Dallas, or any other borrowings.

      Deposits. First Federal offers a variety of deposit accounts having a range of interest rates and terms. First Federal's deposits principally consist of fixed-term certificates, statement savings accounts, money market accounts, IRAs, NOW accounts and commercial checking and demand (non-interest-bearing) accounts. The flow of deposits is influenced significantly by general economic conditions, the restructuring of the thrift industry, changes in money market and other prevailing interest rates and competition. First Federal's deposits are typically obtained from its primary market area, Oktibbeha County, Mississippi. First Federal relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits. First Federal has no brokered deposits.

      First Federal seeks to maintain a high level of stable core deposits by advertising and providing personalized service to its customers. The volume of demand and statement savings accounts have been increasing because of the low interest rate environment. When pricing deposits, consideration is given to local competition, First Federal's interest rate risk position, United States Treasury 90-day and six-month rates and the need for funds. First Federal management's strategy is to price at or just above the median competition, contingent upon the need for funds, and to stratify the pricing system to attract deposits and maintain a controlled interest rate risk position.

      There are no concentrations of deposits which are dependent on a specific industry, governmental entity, etc., including deposits held by students and faculty at Mississippi State University, which if withdrawn would significantly impact First Federal's financial condition.

      The following table sets forth the deposit activities of First Federal during the periods indicated.



                                              Year Ended December 31,
                                        ------------------------------------
                                           1992         1993          1994
                                        ---------     ---------     --------
                                                   (in thousands)
Beginning balance . . . . . . . . .       $23,236      $22,805      $22,546
Net deposits (withdrawals)  . . . .          (945)        (884)        (798)
Interest credited . . . . . . . . .           514          625          580
                                          -------      -------      -------
Net increase (decrease)
 in deposits  . . . . . . . . . . .          (431)        (259)        (218)
                                          -------      -------      -------

   Ending balance   . . . . . . . .       $22,805      $22,546      $22,328
                                          =======      =======      =======




     At December 31, 1994, First Federal had outstanding deposit accounts in amounts of $100,000 or more maturing as follows:


                                                                      Amount
                                                                      ------
                                                                  (in thousands)
Maturity Period:

Three months or less  . . . . . . . . . . . . . . . . . .            $  890
Over three months through six months  . . . . . . . . . .               400
Over six months through 12 months . . . . . . . . . . . .               301
Over 12 months  . . . . . . . . . . . . . . . . . . . . .               205
                                                                     ------

  Total   . . . . . . . . . . . . . . . . . . . . . . . .            $1,796
                                                                     ======

         The following table sets forth the distribution and weighted-average rates of First Federal's deposit accounts at the dates indicated:

                                                             At December 31,
                                  --------------------------------------------------------------------
                                                 1992                              1993
                                  ---------------------------------  ---------------------------------
                                                           Weighted                           Weighted
                                              Percent      Average               Percent      Average
                                              of Total     Nominal               of Total     Nominal
                                  Amount      Deposits       Rate    Amount      Deposits       Rate
                                  ------      --------     -------   ------      --------     --------
                                                         (dollars in thousands)
Statement savings . . . . . .     $ 3,354      14.71%        3.01%   $ 3,435       15.23%       2.54%
                                  -------     ------                 -------      ------

NOW accounts  . . . . . . . .       1,987       8.72         2.59      2,465       10.93        2.20
                                  -------     ------                 -------      ------

Money market accounts . . . .       1,973       8.65         2.59      1,650        7.32        2.55
                                  -------     ------                 -------      ------

Certificate accounts:
    Accounts with original
    maturities of:
       31-91 days . . . . . .         839       3.67         5.40        584        2.59        2.89
       4-11 months  . . . . .       5,273      23.12         3.36      5,227       23.18        3.14
       12-23 months . . . . .       4,312      18.91         4.07      3,678       16.32        3.37
       24-60 months . . . . .       3,446      15.11         6.31      4,087       18.13        5.37
       96 months  . . . . . .          36       0.16         8.00         38        0.17        8.00
    IRA accounts  . . . . . .       1,584       6.95         4.93      1,381        6.13        4.24
                                  -------     ------                 -------      ------

       Total certificates . .      15,490      67.92         4.36     14,995       66.52        3.93
                                  -------     ------                 -------      ------

Total Deposits  . . . . . . .     $22,805     100.00%        3.88%   $22,545      100.00%       3.40%
                                  =======     ======                 =======      ======

                                              At December 31,
                                   ----------------------------------
                                                  1994
                                   ----------------------------------
                                                             Weighted
                                                Percent      Average
                                                of Total     Nominal
                                    Amount      Deposits       Rate
                                    ------      --------     --------
                                          (dollars in thousands)
Statement savings . . . . . .      $ 3,014        13.50%       2.50%
                                   -------       ------

NOW accounts  . . . . . . . .        2,469        11.06        1.94
                                   -------       ------

Money market accounts . . . .        1,552         6.95        2.48
                                   -------       ------

Certificate accounts:
    Accounts with original
    maturities of:
       31-91 days . . . . . .          574         2.57        3.64
       4-11 months  . . . . .        5,319        23.82        4.13
       12-23 months . . . . .        3,305        14.80        4.06
       24-60 months . . . . .        4,563        20.44        5.10
       96 months  . . . . . .           --           --          --
    IRA accounts  . . . . . .        1,531         6.86        4.39
                                   -------       ------

       Total certificates . .       15,293        68.49        3.93
                                   -------       ------

Total Deposits  . . . . . . .      $22,328       100.00%       3.75%
                                   =======       ======

The following table presents, by various rate categories, the amount of certificate accounts outstanding at December 31, 1992, 1993 and 1994, and the periods to maturity of the certificate accounts outstanding at December 31, 1994.





                                  AT DECEMBER 31,               PERIOD TO MATURITY FROM DECEMBER 31, 1994
                             ------------------------           -----------------------------------------

                                                            WITHIN          ONE TO
                            1992       1993      1994      ONE YEAR      THREE YEARS    THEREAFTER      TOTAL
                            ----       ----      ----      --------      -----------    ----------      -----

                                                              (IN THOUSANDS)
 Certificate accounts:

 3.99% or less . . . .     $ 8,383   $10,434   $ 5,598     $ 5,412          $   186      $     --      $ 5,590

 4.00% to 5.00%  . . .       3,506     1,720     7,048       5,355            1,679            14        7,048

 5.00% to 6.00%  . . .       1,118     1,523     1,940         334            1,228           378        1,940

 6.00% to 7.00%  . . .       1,328       800       497         108              271           118          497

 7.00% to 8.00%  . . .         982       475       210         176               34            --          210

 8.00% to 9.00%  . . .         173        38        --          --               --            --           --

 9.00% to 9.99%  . . .          --        --        --          --               --            --           --
                           -------   -------   -------     -------          -------      --------      -------

     Total . . . . . .     $15,490   $14,995   $15,293     $11,385          $ 3,398      $    510      $15,293
                           =======   =======   =======     =======          =======      ========      =======

BORROWINGS

     First Federal has had no borrowed funds since 1984.

SUBSIDIARY

     First Federal has one service corporation, First Service Corporation of Starkville ("First Service"), which was organized to own and hold stock in the corporation that provides data processing services for First Federal.

REGULATION

     First Federal is a federally-chartered savings bank, the deposits of which are federally insured and backed by the full faith and credit of the United States. Accordingly, First Federal is subject to broad federal regulation and oversight extending to all of its operations. First Federal is a member of the FHLB of Dallas and is subject to certain limited regulation by the Federal Reserve Board. First Federal is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of First Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over First Federal.

     Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

     Federal Regulation of Savings Institutions. The OTS has extensive authority over the operations of savings institutions. As a part of this authority, First Federal is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and FDIC. The OTS and FDIC have entered into an agreement to provide for joint examinations unless compelling reasons otherwise dictate. When these examinations are conducted by the OTS and the FDIC, the examiners may require First Federal to provide for higher general or specific loan loss reserves. Financial institutions in various regions of the United States have been called upon by examiners to write down assets and to establish increased levels of reserves, primarily as a result of perceived weaknesses in real estate values and a more restrictive regulatory climate. First Federal was examined by the OTS in October 1994.

     The OTS has established a schedule for the assessment of fees upon all savings institutions to fund the operations of the OTS. The general assessment, to be paid on a semi-annual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly thrift financial report. Savings institutions that are classified as "troubled" (i.e., having a supervisory rating of "4" or "5" or subject to a conservatorship) are required to pay a premium 50% over the standard assessment. First Federal's OTS assessment for the year ended December 31, 1994 was $8,788.

     The OTS also has extensive enforcement authority over all savings institutions, including First Federal. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment and lending authority of First Federal is prescribed by federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations. For instance, no savings institution may invest in corporate debt securities not rated in one of the four highest rating categories by a nationally recognized rating organization. In addition, the permissible level of investment by federal institutions in loans secured by non-residential real property may not exceed 400% of regulatory capital, except with approval of the OTS. First Federal is in compliance with each of these restrictions.

     First Federal's permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At December 31, 1994, First Federal's lending limit under this restriction was $500,000. A broader limitation (the lesser of $30 million or 30% of unimpaired capital and surplus) is provided, under certain circumstances and subject to OTS approval, for loans to develop domestic residential housing units. In addition, First Federal may provide purchase money financing for the sale of any asset without regard to the loan-to-one borrower limitation so long as no new funds are advanced and First Federal is not placed in a more detrimental position than if it had held the asset.

     In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted into law. FDICIA provides for, among other things, enhanced federal supervision of depository institutions, including greater authority for the appointment of a conservator or receiver for undercapitalized institutions; the adoption of safety and soundness standards by the federal banking regulators, to be effective no later than December 1, 1993, on matters such as loan underwriting and documentation, interest rate risk exposure and compensation and other employee benefits; the establishment of risk-based deposit insurance premiums; liberalization of the qualified thrift lender test; greater restrictions on transactions with affiliates; and mandated consumer protection disclosures with respect to deposit accounts.

     Insurance of Accounts and Regulation by the FDIC. First Federal is a member of SAIF, which is administered by the FDIC. Savings deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The annual assessment for SAIF members for deposit insurance is 0.23% of domestic deposits. The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. In addition, under FDICIA, the FDIC may impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     FDICIA also authorizes the FDIC to implement a risk-based deposit insurance assessment system. Pursuant to this requirement, the FDIC has adopted a transitional risk-based assessment system, effective January 1, 1993, under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from 0.23% to 0.31% of deposits, based upon their level of capital and supervisory evaluation.

     The permanent system, adopted in June 1993 and effective January 1, 1994, continues the risk classification system established under the transitional rule. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy would pay the lowest premium while institutions that are less than adequately capitalized (i.e., core and Tier risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern would pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The financing corporations created by federal law and the Competitive Equality Banking Act of 1987 are also empowered to assess premiums on savings institutions to help fund the liquidation or sale of troubled savings institutions. Such premiums cannot, however, exceed the amount of SAIF assessments and are paid in lieu thereof.

     The FDIC has proposed regulations that generally prohibit payments to directors, officers and employees contingent upon termination of their affiliation with an FDIC-insured institution or its holding company (i.e., "golden parachute payments") if the payment is received after or in contemplation of, among other things, insolvency, or a determination the institution or holding company is in "troubled condition." Certain types of employee benefit plans are not subject to the prohibition. The proposed regulations would also generally prohibit certain indemnification payments for civil money penalties or other enforcement action. No assurance can be given as to the final form of any such regulation, the date of its effectiveness or its effect on First Federal.

     Regulatory Capital Requirements. Federally insured savings institutions such as First Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights (in no event exceeding the amount tangible capital), must be deducted from tangible capital. At December 31, 1994, First Federal did not have any unamortized purchased mortgage servicing rights.

     The OTS regulations establish special capitalization requirements for savings institutions that own subsidiaries. Under these regulations certain subsidiaries are consolidated for capital purposes and others are excluded from assets and capital. At December 31, 1994, First Federal did not have any service corporations or other subsidiaries which were excluded from assets and capital of First Federal.

     At December 31, 1994, First Federal had tangible capital of $2.8 million, or 11.01% of adjusted total assets, which is approximately $2.4 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets (as defined by regulation). Core capital generally consists of tangible capital plus certain intangible assets, including supervisory goodwill (which is phased-out over a five-year period) and up to 25% of other intangibles which meet certain separate salability and market valuation tests. At December 31, 1994, First Federal had no intangibles which were subject to these tests.

     Effective December 31, 1990, national banks are required to maintain a ratio of core capital to adjusted total assets of at least 3%. Only those national banks that receive a composite rating of one (the highest rating) under the "CAMEL" rating system for commercial banks and that, in general, are considered strong banking organizations will qualify for the 3% requirement. All other national banks must maintain a core capital ratio of 3% plus an additional 100 to 200 basis points that would be established on a case-by-case basis. As required by federal law, the OTS has proposed a rule revising its minimum core capital requirements to be no less stringent than that imposed on national banks. The OTS has proposed that only those savings institutions rated a composite one (the highest rating) under the MACRO rating system for savings institutions will be permitted to operate at or near the regulatory minimum leverage ratio of 3%. All other savings institutions will be required to maintain a minimum leverage ratio of 3% plus at least an additional 100 to 200 basis points. The OTS will assess each individual savings institution through the supervisory process on a case-by-case basis to determine the applicable requirements. No assurance can be given as to the final form of any such regulation, the date of its effectiveness or the requirement applicable to First Federal.

     Certain supervisory goodwill recognized under GAAP and certain additional goodwill recognized under former regulatory accounting principles (or "regulatory goodwill"), which together constitute "qualifying supervisory goodwill," are permitted to be included, on a phased-out basis, in core capital for all eligible savings institutions through the end of 1994. As of December 31, 1994, First Federal did not have any supervisory goodwill.

     At December 31, 1994, First Federal had core capital equal to $2.8 million or 11.01% of adjusted total assets, which is approximately $2.0 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of and 80% loan-to-value ratio (these items are excluded on a sliding scale through June 30, 1994, after which they must be excluded in their entirety) and reciprocal holdings of qualifying capital instruments. First Federal had no such exclusions from capital and assets at December 31, 1994.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight based on the risks inherent in the type of assets. The risk weights assigned by the OTS for principal categories of assets are (i) 0% for cash and securities issued by the United States or unconditionally backed by the full faith and credit of the United States; (ii) 20% for securities (other than equity securities) issued by United States sponsored agencies and mortgage-backed securities issued by, or fully guaranteed as to principal and interest by, FNMA or FHLMC except for those classes with residual characteristics or stripped mortgaged-related securities; (iii) 50% for prudently underwritten permanent one- to four- family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by FNMA or FHLMC; and (iv) 100% for all other loans and investments, including consumer loans, commercial loans, and repossessed assets and loans more than 90 days past due.

     On December 31, 1994, First Federal had total capital of $2.9 million (including $2.8 million in core capital and no qualifying supplementary capital) and risk-weighted assets of $10.6 million or total capital of 27.31% of risk-weighted assets. This amount was $2.0 million above the 8.0% requirement in effect on that date.

     Under FDICIA all the federal banking agencies, including the OTS, must revise their risk-based capital requirements to ensure that such requirements account for interest rate risk, concentration of credit risk and the risks of non-traditional activities, and that they reflect the actual performance of and expected loss on multi-family loans. Such standards must be adopted within 18 months of the enactment of FDICIA.

     The OTS has issued a proposed rule that would require every savings institution to maintain additional total capital equal to 50% of its interest-rate risk exposure multiplied by the market value of its assets. This exposure is a measure of the potential decline in the market value of portfolio equity of a savings institution, greater that 2%, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline) affecting on- and off-balance sheet assets and liabilities. The proposed effective date of the new requirement is January 1, 1994. No assurance can be given as to whether or in what form the proposed rule will be adopted, or, if adopted, what impact such rule would have on First Federal. If ultimately adopted, however, it must result in an overall risk-based standard for savings associations that is not materially lower than that for national banks.

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against institutions that fail to meet capital requirements. Effective December 1992, the federal banking agencies, including the OTS, were given additional enforcement authority over undercapitalized depository institutions. The OTS is generally required to take action to restrict the activities of an "undercapitalized institution" (generally defined to be one with less than either a 4% core ratio, a Tier 1 risk-based capital ratio or an 8% risk-based capital ratio). Any such institution must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions, discussed below, that are applicable to significantly undercapitalized institutions.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized institution must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings institution that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be subject to one or more of additional specified actions and operating restrictions mandated by FDICIA. These actions and restrictions include requiring the issuance of additional voting securities; limitations on asset growth; mandated asset reduction; changes in senior management; divestiture, merger or acquisition of the institution; restrictions on executive compensation; and any other action the OTS deems appropriate.

     An institution that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further restrictions on its activities in addition to those applicable to significantly undercapitalized institutions. The FDIC must restrict the activities of a critically undercapitalized institution and, among other things, prohibit any material transaction outside the ordinary course of business or engaging in certain transactions with affiliates, without the approval of the FDIC. The OTS must be appointed as a receiver (or conservator with the concurrence of the FDIC) for a savings institution, with certain limited exceptions, within 90 days after it becomes critically undercapitalized.

     Any undercapitalized institution is subject to other possible enforcement actions by the OTS or the FDIC. Such actions could include a capital directive, a cease-and-desist order, civil money penalties, the establishment of restrictions on all aspects of the institution's operations or the appointment of a conservator or receiver or a forced merger into another institution. The grounds for appointment of a conservator or receiver include substantially insufficient capital and losses or likely losses that will deplete substantially all capital with no reasonable prospect for replenishment of capital without federal assistance.

     If the OTS determines that an institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice it is authorized to reclassify a well-capitalized institution as an adequately capitalized institution and if the institution is adequately capitalized, to impose the restrictions applicable to an undercapitalized institution. If the institution is undercapitalized, the OTS is authorized to impose the restrictions applicable to a significantly undercapitalized institution.

     The imposition by the OTS or the FDIC of any of these measures on First Federal may have a substantial adverse effect on First Federal's operations and profitability and the value of its common stock. The OTS and FDIC may also require such institution to raise additional capital through the issuance of common stock or other capital instruments. First Federal's shareholders do not have preemptive rights, and therefore, if First Federal is directed by the OTS or the FDIC to issue additional shares of First Federal Common Stock, such issuance may result in the dilution in the percentage of ownership of the stockholders of First Federal.

     Limitations on Dividends and Other Capital Distributions. OTS regulations impose various restrictions or requirements on institutions with respect to their ability to pay dividends or make other distributions of capital. OTS regulations prohibit an institution from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory (or total capital of the institution would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

     The OTS utilizes a three-tiered approach to permit institutions, based on their capital level and supervisory condition, to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account.

     Generally, Tier 1 institutions, which are institutions that before and after the proposed distribution meet or exceed their fully phased-in capital requirements, may make capital distributions during any calendar year equal to 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the institution's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year, or the amount authorized for a Tier 2 institution. However, a Tier 1 institution deemed to be in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 institution as a result of such a determination. First Federal meets the requirements for a Tier 1 institution and has not been notified of a need for more than normal supervision. Tier 2 institutions, which are institutions that before and after the proposed distribution meet their current minimum capital requirements, may make capital distributions of up to 75% of net income over for the most recent four quarter period.

     Tier 3 institutions (which are institutions that do not meet current minimum capital requirements) that propose to make a capital distribution in excess of the noted safe harbor level must obtain OTS approval prior to making such distribution. Tier 2 institutions proposing to make a capital distribution within the safe harbor provisions and Tier 1 institutions proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns.

     Liquidity. All savings institutions, including First Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings institutions. At the present time, the minimum liquid asset ratio is 5%.

     In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptance and short-term United States Treasury obligations) currently must constitute at least 1% of the institution's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon institutions for violations of either liquid asset ratio requirement. At December 31, 1994, First Federal was in compliance with both requirements, with an overall liquid asset ratio of 18.35%.

     Accounting. An OTS policy statement applicable to all savings institutions clarifies and re-emphasizes that the investment activities of a savings institution must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. First Federal is in compliance with these amended rules.

     The OTS has proposed an amendment to its accounting regulations, which may be made more stringent than GAAP by the OTS, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

     Qualified Thrift Lender Test. All savings institutions, including First Federal, are required to meet a QTL test to avoid certain restrictions on their operations. This test requires a savings institution to have at least 65% of its portfolio assets (which consists of total assets less intangibles, properties used to conduct the savings institution's business and liquid assets not exceeding 20% of total assets) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. At December 31, 1994, First Federal met the test and has always met the test since its effectiveness.

     Loans and mortgage-backed securities secured by domestic residential housing and FHLB stock, as well as certain obligations of the Federal Savings and Loan Insurance Corporation ("FSLIC"), the FDIC and certain other related entities may be included in qualifying thrift investments without limit. FHLMC and FNMA stock and certain other housing-related and non-residential real estate loans and investments, including loans to develop churches, nursing homes, hospitals and schools, and consumer loans and investments in subsidiaries engaged in housing-related activities may also be included, in varying amounts, to the extent of 20% of portfolio assets.

     Any savings institution that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an institution does not requalify and converts to a national bank charter, it must remain SAIF-insured until at least December 31, 1993, or until the FDIC permits it to transfer to the Bank Insurance Fund, if later. Generally, such transfers are not permitted until August 1994. If an institution that fails the test has not yet requalified and has not converted to a national bank, its new investments and activities are limited to those permissible for both a savings institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the institution is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such institution has not requalified or converted to a national bank within three years after failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties.

     Transactions with Affiliates. Generally, transactions between a savings institution or its subsidiaries and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the institution's capital. Affiliates of First Federal include any company which is under common control with First Federal. In addition, an institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates.

     Certain transactions with directors, officers or controlling persons are also subject to certain conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated persons. At December 31, 1994, First Federal was in compliance with these requirements.

     Federal Reserve System. The Board of Governors of the Federal Reserve System (the "Federal Reserve") requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts) and non-personal time deposits. At December 31, 1994, First Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements that may be imposed by the OTS.

     Savings institutions are authorized to borrow from the Federal Reserve "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve.

     Federal Home Loan Bank System. First Federal is a member of the FHLB of Dallas, which is one of 12 regional FHLBs, that regulates the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, First Federal is required to purchase and maintain stock in the FHLB of Dallas. At December 31, 1994, First Federal had $191,400 in FHLB stock, which was in compliance with this requirement. In past years, First Federal has received substantial dividends on its FHLB stock. Such dividends were 5.78% for calendar year 1994.

     For the year ended December 31, 1994, dividends paid by the FHLB of Dallas, to First Federal totaled $8,800, which constitutes a $2600 increase from the amount of dividends received in fiscal year 1993. The $2,700 dividend received for the quarter ended December 31, 1994 reflects an annualized rate of 5.78%.

     The FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of First Federal's FHLB stock may result in a corresponding reduction in First Federal's capital.

     Federal and State Taxation. Thrift institutions such as First Federal that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Code, are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction for "non-qualifying loans" is computed under the experience method. The amount of the bad debt reserve deduction for "qualifying real property loans" (generally loans secured by improved real estate) may be computed under either the experience method or the percentage of taxable income method (based on an annual election).

     Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the savings institution over a period of years.

     The percentage of specially computed taxable income that is used to compute a thrift institution's bad debt reserve deduction under the percentage of taxable income method (the "percentage bad debt deduction") is 8%. The percentage bad debt deduction thus computed is reduced by the amount permitted as a deduction for non-qualifying loans under the experience method. The availability of the percentage of taxable income method permits qualifying thrift institutions to be taxed at a lower effective federal income tax rate than that applicable to corporation generally (approximately 31.3% assuming the maximum percentage bad debt deduction).

     If an institution's specified assets (generally, loans secured by residential real estate or deposits, educational loans, cash and certain government obligations) constitute less than 60% of its total assets the institution may not deduct any addition to a bad debt reserve and generally must include existing reserves in income over a four year period. First Federal anticipates that it will meet the 60% test for subsequent taxable years.

     Under the percentage of taxable income method, the percentage bad debt deduction cannot exceed the amount necessary to increase the balance in the reserve for "qualifying real property loans" to an amount equal to 6% of such loans outstanding at the end of the taxable year or the greater of (i) the amount deductible under the experience method or (ii) the amount which when added to the bad debt deduction for "non-qualifying loans" equals the amount by which 12% of the amount comprising savings accounts at year-end exceeds the sum of surplus, undivided profits and reserves at the beginning of the year.

     In addition to the regular income tax, corporations, including thrift institutions such as First Federal, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1992, corporations, including thrift institutions such as First Federal, are also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2 million.

     To the extent earnings appropriated to a thrift institution's bad debt reserves for "qualifying real property loans" and deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the institution's supplemental reserves for the losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for payment of cash dividends or other distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of December 31, 1994, First Federal's Excess for tax purposes totaled approximately $0.

     First Federal and its subsidiary file consolidated federal income tax returns on a December 31 fiscal year basis using the accrual method of accounting.

     First Federal has not been audited by the IRS in the last 20 years.

     Change in Accounting for Income Taxes. Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), was issued by the Financial Accounting Standards Board ("FASB") in early 1992 and is required for fiscal years beginning after December 15, 1992. SFAS No. 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates. The 1994 implementation of SFAS 109 resulted in a $0 charge to operations.

     In December 1990, the FASB issued SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions." This statement will change the current practice of accounting for post-retirement benefits on a cash basis by requiring accrual, during the years that the employee renders the necessary service, of the expected cost of providing those benefits to an employee.
First Federal was required to adopt this new method of accounting in fiscal 1993. The statement allows for two transition methods. First Federal adopted this standard which had no material effect on its financial position and results of operations.

     Mississippi Taxation. First Federal is subject to Mississippi income tax, which is imposed at a rate of 3% on the first $5,000 of taxable income, 4% on the next $5,000 of taxable income and 5% on taxable income in excess of $10,000. First Federal is also subject to the Mississippi franchise tax, which is imposed at a rate of $2.50 per $1,000, or fractional part thereof, of capital, surplus, undivided profits and reserves employed in Mississippi. A Mississippi combination return of corporate income and franchise tax must be filed annually.

EMPLOYEES

     At December 31, 1994, First Federal had a total of nine full-time and two part-time employees. First Federal's employees are not represented by any collective bargaining group. Management of First Federal considers its employee relations to be good.

EXECUTIVE OFFICERS

         The following table sets forth the names, ages and positions of each of the executive officers of First Federal and the year in which each was elected to his or her current position.

                                                                                        Year
                                                                                      Elected
           Name                      Age                 Position                   to Position
 ------------------------            ---       ----------------------------         -----------
 Erie H. Staggers, III               43        President, Chief Executive               1985
                                               Officer and Director

 Betty L. Gentry                     44        Senior Vice President,                   1986
                                               Secretary

             FIRST FEDERAL MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


BUSINESS OF FIRST FEDERAL

         First Federal was originally founded in 1934 as a federally chartered savings and loan association under the name of First Federal Savings and Loan Association of Starkville and converted to a federally chartered mutual savings bank under its current name in 1988. First Federal converted to a stock institution effective October 1, 1993. First Federal is a member of the FHLB system and its deposits are insured by the FDIC. First Federal provides financial services, ranging from checking accounts and deposit accounts to one- to four- family residential mortgage loans, commercial real estate loans and consumer loans.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Three Months Ended March 31, 1995 Compared to Three Months Ended March 31, 1994

         Total assets at March 31, 1995 were $25,037,412 as compared to $25,306,785 at December 31, 1994, a decrease of $269,373. Deposits decreased in this three month period by $315,879, from $22,327,758 at December 31, 1994 to $22,011,879 at March 31, 1995. Investment securities decreased by $500,902, due to maturities of securities.

         Net increase income before provision for loan losses increased to $210,000 for the three month period ending March 31, 1995, due primarily to an increase in interest on investment securities purchased during 1994.

         Total interest expense increased to $212,000 for the three month period ended March 31, 1995 from $183,000 for the three months ended March 31, 1994. This increase was primarily due to the increase in the cost of deposits from 3.5% for the three month period ending March 31, 1994 to 3.83% for the three months ending March 31, 1995.

         The provision for loan losses for the three month period ended March 31, 1995 was $4,000 as compared to $3,000 for the same period in 1994. Management of First Federal determined that the provision for loan losses was sufficient for any potential default in portfolio loans at $100,000, given First Federal's history of losses on loans. The $4,000 added for the three months ended March 31, 1995 was for the write-off of overdrawn checking accounts, which were considered loans by the OTS.

         Non-interest income decreased by $26,000 for the three month period ended March 31, 1995, due to the decrease in investor loan processing fees as a result of the decreased level of loan refinancing.

         Non-interest expense increased for the three month period of 1995 due to the additional expenses incurred in the three month period ending March 31, 1995, as compared to the same period in 1994, due to First Federal's conversion to a stock association and increased costs from reports and mailings required to be provided to stockholders of First Federal. In addition expenses have been incurred in the three month period ending March 31, 1995, as compared to the same period in 1994, due to the Merger. Expenses associated with the Merger totalled approximately $22,500 at March 31, 1995.

         Although income before taxes decreased for the three month period ended March 31, 1995, to the same period of 1994, income tax expense for the three months ended March 31, 1995 decreased by $24,000 from the same period of 1994. This was due to the investment in agency securities exempt from Mississippi state income tax.

Twelve Months Ended December 31, 1994 Compared to Prior Twelve Month Periods

         At December 31, 1994, total assets were $25.3 million, a decrease of $189,0900, or .74% from $25.5 million at December 31, 1993. During the five year period ended December 31, 1994, total assets have increased 7.74%, or $1.8 million. For the five year period, net loans have ranged from $13.6 million at December 31, 1993 to $16.3 million at December 31, 1990. This represents a decrease of 16.8% for the period, generally as a result of customers refinancing adjustable-rate loans held in First Federal's loan portfolio for fixed-rate loans which First Federal then sold in the secondary mortgage market. First Federal generally does not intend to originate fixed-rate long-term mortgage loans to be held in First Federal's loan portfolio due to the interest rate risk associated with such loans. Net loans aggregated $14.1 million at December 31, 1994, an increase of $493,000, or 3.63%, from $13.6 million at December 31, 1993. This increase was due primarily to the making of several commercial real estate loans. Total deposits have remained relatively steady over the five-year period. Total capital increased from 2.30% of assets in 1990 to 11.01% in 1994. The primary reason for this increase was the $1.4 million (after expenses) generated from the stock conversion completed on October 1, 1993. The remaining increase was from a steady growth in retained earnings over the five-year period.

         Net income for the period from 1990 to 1992 increased from $176,000 in 1990 to $230,000 in 1992. The annual increases were due primarily to an increase in net interest income due to interest sensitive liabilities repricing more quickly than interest earning assets. The consistent implementation of First Federal's asset/liability management policy has allowed net interest income to continue to increase. Net income decreased from $230,000 in 1992 to $218,000 in 1993. The major reason for this decrease was the addition of $83,000 to provision for loan losses as compared to $14,000 added in 1992; $7,000 in 1991; and $9,000 in 1990. The increases in net income were also lessened in 1992 and 1993 by the payment of income taxes. Prior to 1992, First Federal had a deferred loss for tax purposes which was used up at year-end 1991. Net income increase from $218,000 in 1993 to $234,000 in 1994. This increase was due primarily to a decrease in income taxes as a result of the purchase of agency securities which are non-taxable for the State of Mississippi.

         The provision for loan losses is maintained to insure that First Federal provides adequate protection against potential future loan losses. Although First Federal's loan losses have historically been extremely low, management's assessment of the risk inherent generally in First Federal's portfolio and the risk related to consumer lending, has caused management to increase the provision for loan losses to $100,0000 over the five-year period. It is the opinion of management of First Federal and the OTS that this level of provision for loan losses is adequate for First Federal given its history and risk factors.

         Non-interest income increased from $116,000 in 1990 to $294,000 in 1993, an increase of $178,000. The increase was due primarily to fees earned on fixed-rate loans sold into the secondary market. 1992 and 1993 saw many borrowers taking advantage of historically low mortgage rates. An additional increase was due to service charges on checking accounts. First Federal introduced a new non-interest bearing checking account that has generated additional non-interest income in the form of insufficient funds charges and service charges. Non-interest income decreased from $294,000 in 1993 to $215,000 in 1994, a decrease of $79,000. This decrease was due primarily to a decrease in the fees earned on fixed-rate loans sold into the secondary market.

         Non-interest expense increased from $490,000 in 1990 to $695,000 in 1994. The increase was due in large part to increases in employee salaries and the hiring of a management trainee. In addition, an increase in directors fees in 1993, which carried over into 1994, resulted in additional non-interest expense. Deposit insurance premiums were up for the period due to the usage of First Federal's secondary reserve credit with the FSLIC. Additional expenses were also incurred in the twelve month period, as compared to the same period of 1993, due to the stock conversion. These increased costs came from reports and mailings required to stockholders.

LIQUIDITY-ASSET/LIABILITY MANAGEMENT

         Liquidity may be defined as the ability of First Federal to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. First Federal has experienced no problem with liquidity during any of the years noted and anticipates that all liquidity requirements will be met comfortably in the foreseeable future. First Federal's traditional source of funds from deposit increases, maturing loans, and earnings have allowed it to consistently generate funds for liquidity needs.

         At December 31, 1994, First Federal had interest-earning assets of $24.8 million, having a weighted rate of 6.893%, and interest-bearing liabilities of $22.3 million, having a weighted average effective interest rate of 3.75%

         As noted previously, First Federal maintains a strict asset/liability management policy. The adherence to such a policy has an obvious impact on the structure of First Federal's balance sheet, and, to some degree, on its liquidity positions.

         The OTS requires members of the FHLB system to maintain minimum levels of liquid assets. OTS regulations require First Federal to maintain an average daily balance of liquid assets equal to at least 5% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At December 31, 1994, First Federal's regulatory liquidity was 18.4%.

         At December 31, 1994, First Federal had 17 time certificates of deposit of $100,000 or more aggregating $1,796,000. In First Federal's experience, these have been stable deposits. While management of First Federal believes that a significant portion of these certificates will be reinvested with First Federal upon maturity, no assurances can be made that this will occur.

CAPITAL RESOURCES

         During fiscal 1993, in connection with the conversion of First Federal to a stock institution, 157,466 shares of common stock were issued to 186 stockholders at a price of $10.00 per share. Expenses of $177,037 directly related to the conversion were charged against paid-in capital. This had the effect of increasing stockholders' equity by $1,397,623.

         First Federal's primary source of capital has historically been internally generated earnings. Because of First Federal's earnings history and financial position, management believes that there are adequate resources to fund First Federal's growth.

         Federally insured thrift institutions, such as First Federal, are required to maintain certain minimum regulatory capital ratios. As is shown in the notes to the accompanying financial statements and the financial summary, First Federal has met and exceeded those requirements.

IMPACT OF INFLATION AND CHANGES IN PRICES

         The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of First Federal are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.
In the current interest rate environment, the liquidity, maturity structure and quality of First Federal's assets and liabilities are critical to the maintenance of acceptable performance levels.

COMMON STOCK MARKET INFORMATION


         Currently, there is no established market in which the First Federal Common Stock is regularly traded, nor any uniformly quoted price for such shares. At May 26, 1995, there were 186 holders of record of the First Federal Common Stock.

                   DESCRIPTION OF FIRST FEDERAL CAPITAL STOCK

VOTING SECURITIES

      Stockholders of record of First Federal Common Stock as of the close of business on May 26, 1995 ("Voting Record Date") are entitled to one vote for each share of First Federal Common Stock then held at the Special Meeting. At May 26, 1995, First Federal had 169,274 shares of First Federal Common Stock issued and outstanding, which is the only outstanding class of First Federal's capital stock.


      The presence in person or by proxy of at least a majority of the outstanding shares of First Federal Common Stock entitled to vote is necessary to constitute a quorum at the Special Meeting. In the event that there are not sufficient votes present for a quorum, or to ratify any proposal at the time of the Special Meeting, the Special Meeting may be adjourned in order to permit the further solicitation of proxies.

      For a description of the rights and privileges of holders of First Federal Common Stock and a comparison of those rights with those of the BancorpSouth Common Stock, see "Comparison of Rights of Stockholders."

BENEFICIAL OWNERSHIP

      Persons and groups owning in excess of 5% of the First Federal Common Stock are required to file certain reports with the Securities and Exchange Commission (the "Commission") regarding such ownership pursuant to the Exchange Act. Based upon such reports and information provided by First Federal's transfer agent, the following table sets forth, at May 26, 1995, certain information as to those persons who were beneficial owners of more than 5% of the outstanding shares of First Federal Common Stock and the beneficial ownership of each director and executive officer and all directors and executive officers as a group.

                                                                                     PERCENTAGE OF
                                                                                      OUTSTANDING
                                                                                       SHARES OF
                                                      SHARES OF FIRST                FIRST FEDERAL
                                                      FEDERAL COMMON                 COMMON STOCK
                                                    STOCK BENEFICIALLY               BENEFICIALLY
                                                          OWNED(1)                      OWNED(1)
                                                    ------------------               ------------
         Erie H. Staggers, III . . . . . .                13,877                          8.7%
         Bradford M. Johnson . . . . . . .                12,500                          7.9
         Albert Clark  . . . . . . . . . .                 9,468                          5.9
         Betty L. Gentry . . . . . . . . .                 8,857                          5.6
         All directors and executive
         officers of First Federal as a
         group (six persons) . . . . . . .                49,206                         29.1


- ------------------
(1) Pursuant to rules promulgated under the Exchange Act, a person or entity is considered to beneficially own shares of Common Stock if he or she directly or indirectly has or shares (1) voting power, which includes the power to vote or to direct the voting of the shares; or (2) investment power, which includes the power to dispose or direct the disposition of the shares. Unless otherwise indicated, includes all shares held directly by the named individuals as well as by spouses, minor children in trust and other indirect ownership, over which shares the named individual effectively exercises sole voting and investment power with respect to the indicated shares.

                      COMPARISON OF RIGHTS OF STOCKHOLDERS

           The following is a comparison of the rights a stockholder of First Federal now possesses under applicable governing authority and would possess as a stockholder of the Company with respect to the various factors set forth below:

VOTING RIGHTS; CUMULATIVE VOTING

           First Federal - The Federal Stock Charter of First Federal (the "First Federal Charter") provides that each outstanding share of First Federal Common Stock is entitled to one vote, except as to the cumulation of votes for the election of directors. The Bylaws of First Federal provides that stockholders may cumulate votes in an election of directors, with each stockholder being entitled to cast a number of votes equal to the number of shares of First Federal Common Stock owned by such stockholder multiplied times the number of directors to be elected; however, the First Federal Charter prohibits cumulative voting at an election of directors prior to October 1, 1998.

           Company - The Restated Articles of Incorporation of the Company, as amended (the "BancorpSouth Charter") provides that each share of issued and outstanding BancorpSouth Common Stock entitles the holder to one vote on each matter with respect to which stockholders are entitled to vote. The BancorpSouth Charter and Bylaws do not provide for cumulative voting by stockholders.

CHANGE OF CONTROL

           First Federal - The First Federal Charter contains several provisions which make a change of control of First Federal more difficult to accomplish without the approval of the Board of Directors of First Federal.
The Board of Directors of First Federal is divided into three classes so that only one-third of the directors will be subject to reelection at each annual meeting of the stockholders of First Federal. The First Federal Charter also provides that, prior to October 1, 1998, in no event shall any person, directly or indirectly, offer to acquire or acquire more than 10% of any class of capital stock of First Federal, except wherein First Federal forms a holding company. Any shares of First Federal capital stock beneficially owned by any person in excess of such 10% limit are considered "excess shares" and may not be counted as shares entitled to vote. The Board of Directors of First Federal has unanimously approved an amendment to the First Federal Charter eliminating this provision and intends to submit such amendment for the approval of the First Federal stockholders at First Federal's 1995 annual meeting of stockholders.

           Company - The BancorpSouth Charter contains several provisions which make a change of control of the Company more difficult to accomplish without the approval of the Board of Directors of the Company. The Board of Directors of the Company is divided into three classes so that only one-third of the directors will be subject to reelection at each annual meeting of the stockholders of the Company. The BancorpSouth Charter also provides that the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of the Company is required in the event that the Board of Directors of the Company does not recommend to the stockholders of the Company a vote in favor of a merger or consolidation of the Company with, or a sale or lease of all or substantially all of the assets of the Company to, any person or entity. In addition, the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock of the Company, as well as at least 67% of the outstanding shares of voting stock of the Company not held by a person owning or controlling 20% or more of the Company's voting stock ("Controlling Person"), shall be required for the approval of a merger, consolidation, or sale or lease of all or substantially all of the Company's assets with or to a Controlling Person, except in certain instances.

BOARD OF DIRECTORS

           First Federal - The First Federal Charter provides that the business and affairs of First Federal is to be under the direction of the Board of Directors of First Federal. The number of members of the Board of Directors of First Federal is to be no fewer than seven nor more than 15, except when a greater number is approved by the OTS, as designated in the First Federal Bylaws. The First Federal Bylaws designates that the Board of Directors of First Federal is to consist of six members, which are to be divided into three classes, with the classes elected for staggered three-year terms. Each director must be the beneficial owner of at least 100 shares of First Federal capital stock.

           Company - The Company's Bylaws provide that the business and affairs of the Company are to managed by the Company's Board of Directors. The Company's Board of Directors is to consist of nine to 24 members, as determined from time to time by the Company's Board of Directors, and at May 26, 1995, consisted of 12 members. The members of the Company's Board of Directors are divided into three classes, with the classes elected for staggered three-year terms.


REMOVAL OF DIRECTORS

           First Federal - The First Federal Charter provides that a director of First Federal may be removed for cause at a meeting of the stockholders of First Federal called expressly for the purpose of such removal, upon the affirmative vote of holders of a majority of the shares entitled to vote. If less than the entire Board of Directors is to be removed, no one director may be removed if the votes cast against such director's removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part.

           Company - The BancorpSouth Charter provides that a director of the Company may be removed for cause by the affirmative vote of a majority of the entire Board of Directors of the Company, and may be removed by the stockholders of the Company only for cause.

INDEMNIFICATION OF MANAGEMENT

           First Federal - The First Federal Charter provides that, subject to any applicable federal law, First Federal shall indemnify, to the extent not covered by applicable liability insurance, directors, officers and employees of First Federal against all expenses and liabilities, including attorney fees, reasonably incurred by or imposed upon such person in connection with any proceeding to which such person may be made a party, or in which such person may become involved, because such person is or was a director, officer or employee of First Federal, or any settlement thereof. Such indemnification is prohibited, however, in any cases wherein the director, officer or employee is adjudged guilty of willful or criminal misconduct in the performance of such person's duties; provided, that in the event of a settlement, such person may be indemnified only when a majority of the disinterested directors determines that such person was acting in good faith within the scope of such person's employment or authority as such person could reasonably have perceived it under the circumstances, and for a purpose such person could reasonably have believed was in the best interests of First Federal or its stockholders under the circumstances.

           Company - The BancorpSouth Charter provides that directors of BancorpSouth shall not be personally liable to BancorpSouth or its stockholders for monetary damages for the amount of a financial benefit received by a director to which he is not entitled, an intentional infraction of harm on the Company or its stockholders, a violation of Section 79-4-8.33 of the Mississippi Business Corporation Act, or an intentional violation of criminal law. The BancorpSouth Charter also provides that, if the law of Mississippi is amended to limit or expand the liability of directors, the liability of directors will be limited or expanded according to such amended provisions. In addition, the BancorpSouth Charter provides that the Company shall indemnify, and upon request shall advance expenses to any officer or director who was, or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding because such person is or was a director or officer of the Company.

DURATION

           First Federal - The First Federal Charter provides that the duration of First Federal is perpetual.

           Company - The BancorpSouth Charter provides that the duration of the Company is perpetual.

PERMITTED ACTIVITIES

           First Federal - The First Federal Charter provides that First Federal is permitted to pursue any lawful objective of a federal capital stock savings bank chartered under Section 5 of the Home Owners Loan Act, and to exercise all express, implied and incidental powers conferred thereby.

           Company - The BancorpSouth Charter provides that the Company may engage in any business activity or exercise any power permitted by law.

RIGHTS OF STOCKHOLDERS TO CALL SPECIAL MEETINGS

           First Federal - The First Federal Charter provides that until October 1, 1998, any special meeting of the stockholders of First Federal relating to a change in control or an amendment to the First Federal Charter may be called only by the Board of Directors of First Federal.

           Company - The BancorpSouth Charter provides that special meetings of the stockholders of the Company may be called by the chief executive officer or secretary of the Company, or by the holders of not less than a majority of the shares entitled to vote at such meeting.

                                 LEGAL MATTERS

           The validity of the shares of BancorpSouth Common Stock to be issued to the stockholders of First Federal in the Merger and certain federal income tax consequences in connection with the Merger will be passed upon by Waller Lansden Dortch & Davis, Nashville, Tennessee, special counsel to the Company. Certain matters concerning the Merger will be passed upon on behalf of the Company by Riley, Ford, Caldwell & Cork, P.A., Tupelo, Mississippi. Frank A. Riley, a shareholder of such firm, is a director of the Company. Certain legal matters concerning the Merger will be passed upon on behalf of First Federal by Malizia, Spidi, Sloane & Fisch, P.C., Washington, D.C.


                                    EXPERTS

           The Consolidated Financial Statements of the Company, as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference in this Supplement/Proxy Statement and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

           The Consolidated Financial Statements of First Federal as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, included in this Supplement/Proxy Statement, are included in reliance upon the report of T.E. Lott & Company, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS



Report of Independent Certified Public Accountants. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-2

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Financial Condition at December 31, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . .   F-3

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Operations for Years Ended December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . .   F-4

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Changes in Stockholders' Equity for Years Ended December 31,
           1994, 1993 and 1992. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-5

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Cash Flows for Years Ended December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . .   F-6

First Federal Bank for Savings and Subsidiary Notes to Consolidated
           Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-8

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Financial Condition at March 31, 1995 (Unaudited) . . . . . . . . . . . . . . . . . . . . . .  F-26

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Operations for three months ended March 31, 1995 and 1994 (Unaudited) . . . . . . . . . . . .  F-27

First Federal Bank for Savings and Subsidiary Consolidated Statements
           of Cash Flows for the three months ended March 31, 1995 and March 31, 1994, respectively (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-28

First Federal Bank for Savings and Subsidiary Consolidated Statement
           of Stockholders' Equity for the three months ended March 31, 1995 (Unaudited). . . . . . . . . .  F-29

First Federal Bank for Savings and Subsidiary Notes to Consolidated
           Financial Statements (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-30

                                   REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
First Federal Bank for Savings
Starkville, Mississippi


We have audited the accompanying consolidated statements of financial condition of First Federal Bank for Savings (the Bank) and Subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Federal Bank for Savings and Subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                             T.E. Lott & Company


Starkville, Mississippi
January 24, 1995  (Except for Note P,
  as to which the date is January 27, 1995)

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1994 AND 1993

       ASSETS                                                                               1994                1993
                                                                                     ---------------     ---------------
Cash                                                                                 $       180,002    $        186,350
Interest-earning deposits                                                                    777,542           2,671,962
                                                                                     ---------------    ----------------
  Total cash and cash equivalents                                                            957,544           2,858,312
Mortgage-backed and related securities (approximate market
  value $2,017,685 at December 31, 1994, and $2,941,699
  at December 31, 1993) (Notes A-2 and B)                                                  2,091,116           2,856,328
Investment securities (approximate market value of $7,298,300 at December 31, 1994, and $5,585,100 at December 31, 1993)
  (Notes A-2 and B)                                                                        7,507,474           5,573,905
Federal Home Loan Bank stock, at cost (Note E)                                               191,400             182,800
Savings and Loan Data Corporation stock                                                       15,000              15,000
Loans receivable, net (Notes A-3 and C)                                                   14,077,946          13,583,976
Properties and equipment (Notes A-5 and D)                                                   231,966             202,276
Accrued interest receivable (Note F)                                                         161,964             143,692
Other assets                                                                                  72,375              78,496
                                                                                     ---------------    ----------------

                                                                                     $    25,306,785    $     25,494,785
                                                                                     ===============    ================

       LIABILITIES AND RETAINED EARNINGS

Liabilities:
  Deposits (Note G)                                                                  $    22,327,758    $     22,545,657
  Advances from borrowers for taxes and insurance                                            104,301             252,165
  Accrued interest payable on deposits                                                        38,536              24,587
  Accrued expenses and other liabilities                                                      49,211              85,832
                                                                                     ---------------    ----------------
  Total liabilities                                                                       22,519,806          22,908,241

Commitments and contingencies (Note K)

Stockholders' equity:
  Common stock, $1 par value, 207,000 shares authorized;
     157,466 shares issued and outstanding (Note N)                                          157,466             157,466
Additional paid in capital                                                                 1,238,723           1,240,157
Retained earnings, substantially restricted (Notes I and N)                                1,390,790           1,188,921
                                                                                     ---------------    ----------------
     Total stockholders' equity                                                            2,786,979           2,586,544
                                                                                     ---------------    ----------------

                                                                                     $    25,306,785    $     25,494,785
                                                                                     ===============    ================


       The accompanying notes are an integral part of these statements.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                                           1994               1993                1992
                                                                   --------------    -----------------  ----------------
INTEREST INCOME
  Interest and fees on loans                                       $    1,038,350    $       1,053,067  $      1,288,266
  Interest on mortgage-backed and related securities                      162,417              248,310           322,756
  Interest on investment securities                                       334,945              172,271            70,416
  FHLB stock dividends                                                      8,811                6,243             6,687
  Interest on deposits due from banks                                      67,233               90,939           105,971
                                                                   --------------    -----------------  ----------------
                                                                        1,611,756            1,570,830         1,794,096
INTEREST EXPENSE
  Interest on deposits                                                    773,327              813,123         1,059,687
                                                                   --------------    -----------------  ----------------

Net interest income                                                       838,429              757,707           734,409
Provision for losses on loans                                               9,663               83,031            17,613
                                                                   --------------    -----------------  ----------------

Net interest income after provision for losses on loans                   828,766              674,676           716,796
                                                                   --------------    -----------------  ----------------

NON-INTEREST INCOME
  Loan fees and service charges                                            39,825               57,915            78,442
  Investor loan processing fees                                            85,247              160,551            83,492
  NOW account fees                                                         76,620               63,929            48,782
  Other                                                                    13,871               11,811             4,964
                                                                   --------------    -----------------  ----------------
                                                                          215,563              294,206           215,680
                                                                   --------------    -----------------  ----------------
NON-INTEREST EXPENSE
  Compensation and benefits (Note J)                                      334,888              286,913           245,032
  Occupancy                                                                26,648               25,020            21,847
  Furniture and equipment                                                  24,847               27,148            30,702
  Deposit insurance premium                                                56,059               47,366            49,850
  Loss on foreclosed real estate                                             -                    -                3,408
  Data processing                                                          51,248               47,440            48,334
  Other                                                                   201,411              186,361           155,744
                                                                   --------------    -----------------  ----------------
                                                                          695,101              620,248           554,917
                                                                   --------------    -----------------  ----------------

Income before income taxes                                                349,228              348,634           377,559

Income tax expense:
  Current                                                                 106,320              151,579           135,488
  Deferred                                                                  1,673              (20,659)           12,073
                                                                   --------------    -----------------  ----------------
                                                                          107,993              130,920           147,561
                                                                   --------------    -----------------  ----------------

Net income                                                         $      241,235    $         217,714  $        229,998
                                                                   ==============    =================  ================

Net income per share (Note O)                                      $         1.43    $            -     $           -
                                                                   ==============    =================  ================

       The accompanying notes are an integral part of these statements.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992



                                                                     Additional
                                                       Common         Paid in           Retained
                                                       Stock          Capital           Earnings             Total
                                               ---------------   ---------------    ----------------   -----------------
Balance, January 1, 1992                       $          -      $           -      $        741,209   $         741,209

Net income for 1992                                       -                  -               229,998             229,998
                                               ---------------   ----------------   ----------------   -----------------

Balance, December 31, 1992                                -                  -               971,207             971,207

Issuance of common stock (Note N)                      157,466          1,240,157               -              1,397,623

Net income for 1993                                       -                  -               217,714             217,714
                                               ---------------   ----------------   ----------------   -----------------

Balance, December 31, 1993                             157,466          1,240,157          1,188,921           2,586,544

Conversion expense                                        -                (1,434)              -                 (1,434)

Cash dividends declared, $.25 per
  share                                                   -                  -               (39,366)            (39,366)

Net income for 1994                                       -                  -               241,235             241,235
                                               ---------------   ----------------   ----------------   -----------------

Balance, December 31, 1994                     $       157,466   $      1,238,723   $      1,390,790   $       2,786,979
                                               ===============   ================   ================   =================





       The accompanying notes are an integral part of these statements.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992



                                                                              1994              1993             1992
                                                                      ---------------   --------------   ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                          $       241,235  $       217,714  $        229,998
  Adjustments to reconcile net earnings to net cash:
       Depreciation of properties and equipment                                19,264           16,096            16,713
       Deferred income taxes (benefits)                                         1,673          (20,659)           12,074
       Provision for losses on loans                                            9,663           83,031            17,613
       FHLB stock dividends                                                    (8,811)          (6,243)           (6,400)
       (Increase) decrease in accrued interest receivable                     (18,272)         (11,465)           27,615
       (Increase) decrease in other assets                                      6,122          (55,466)            5,262
       (Increase) decrease in investor loans                                  393,871          139,540          (597,185)
       Increase (decrease) in accrued interest payable
         on deposits                                                           13,949           (4,081)          (22,397)
       Increase (decrease) in accrued expenses and
         other liabilities                                                    (38,294)         (19,997)           76,480
       Loss on retirement of equipment                                           -                -                  316
                                                                      ---------------   --------------   ---------------

  Net cash provided by (used in) operating activities                         620,400          338,470          (239,911)


CASH FLOWS FROM INVESTING ACTIVITIES
  (Increase) decrease in loans                                               (897,504)         883,141         1,028,908
  Purchases of investment securities to be
     held-to-maturity                                                      (1,159,546)      (2,309,409)       (1,681,303)
  Purchase of properties and equipment                                        (48,955)          (2,171)           (4,489)
  Purchase of FHLB stock                                                       (8,600)          (6,100)           (6,400)
  Sale of foreclosed real estate                                                 -              22,110              -
                                                                      ---------------   --------------   ---------------

  Net cash used in investing activities                                    (2,114,605)      (1,412,429)         (663,284)





                                 ( Continued )

        The accompanying notes are an integral part of these statements.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


(Continued)

                                                                              1994              1993             1992
                                                                      ---------------   --------------   ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Decrease in deposits                                                $      (217,899) $      (258,883) $       (431,348)
  Increase (decrease) in advances from borrowers for
     taxes and insurance                                                     (147,864)         115,479            26,755
  Issuance of common stock, net of conversion costs                            (1,434)       1,397,623              -
  Cash dividends paid                                                         (39,366)            -                 -
                                                                      ---------------  ---------------  ----------------

  Net cash provided by (used in) financing activities                        (406,563)       1,254,219          (404,593)
                                                                      ---------------  ---------------  ----------------

Net increase (decrease) in cash and cash equivalents                       (1,900,768)         180,260        (1,307,788)

Cash and cash equivalents at beginning of period                            2,858,312        2,678,052         3,985,840
                                                                      ---------------  ---------------  ----------------

Cash and cash equivalents at end of period                            $       957,544  $     2,858,312  $      2,678,052
                                                                      ===============  ===============  ================


CASH PAID DURING THE PERIOD FOR:

  Interest on deposits                                                $       799,174  $       817,204  $      1,082,084
  Income taxes                                                                138,381          186,111            42,800

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:
     Acquisition of real estate in settlement of loans                           -              47,288            94,938





        The accompanying notes are an integral part of these statements.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE A - SUMMARY OF ACCOUNTING POLICIES

  As more fully discussed in Note N, First Federal Bank for Savings (the Bank) and Subsidiary converted from a mutual to a capital stock form of ownership. The accounting and reporting practices of the Bank conform to generally accepted accounting principles.

  A summary of the Bank's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

  1.   PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiary, First Service Corporation of Starkville. All significant intercompany accounts and transactions are eliminated in consolidation.

  2.   SECURITIES

  Mortgage-backed and related securities and investment securities are classified into three categories and are accounted for as follows:

  Available-for-Sale Securities

  Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported in stockholders' equity, net of tax, until realized.

  Gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific security sold.

  Premiums and discounts are recognized in interest income using the interest method.

  There were no available-for-sale securities at December 31, 1994.




                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE A - SUMMARY OF ACCOUNTING POLICIES  (Continued)

  Securities to be Held-to-Maturity

  Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

  Trading Account Securities

  Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1994 and 1993.

  For years prior to 1994, securities were carried at cost, adjusted for amortization of premiums and accretion of discounts, computed principally by the interest method. The adjusted cost of the specific security sold was used to compute gains or losses.

  The yield on, and recoverability of, the carrying value of mortgage-backed and related securities may be affected by changes in interest rates and prepayments. Management periodically evaluates the effects of matters such as rate changes and prepayments and adjusts yields as necessary.

  The Bank's policy is to invest in collateralized mortgage obligations (CMOs) with higher priority basis tranches with an average remaining life ranging from two to five years, and the CMOs are not classified as high risk under the Federal Financial Institution Examination Council (FFIEC) high risk test. CMOs are subjected to the FFIEC high risk test at least annually. The Bank's policy is to sell any CMO if it should not pass the test.

  3.   LOANS RECEIVABLE, NET

  Loans receivable, net are stated at unpaid principal balances, less the allowance for loan losses, and net deferred loan- origination fees and discounts.

  Discounts on first mortgage loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts on consumer loans are recognized over the lives of the loans using methods that approximate the interest method.




                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE A - SUMMARY OF ACCOUNTING POLICIES  (Continued)

  3.   LOANS RECEIVABLE, NET  (Continued)

  The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

  Interest on loans that are contractually past due 90 or more days is generally charged off, or an allowance is established based on management's periodic evaluation unless the obligation is well secured and in the process of collection. The allowance is established by a charge to interest income equal to all interest previously accrued. Additionally, an allowance is established for interest on loans delinquent less than 90 days, but which in management's opinion may become uncollectible in part or in full.

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Mortgage loans held for sale at December 31, 1994 and 1993, were $63,774 and $457,645, respectively.

  4.   FORECLOSED REAL ESTATE

  Real estate acquired in settlement of loans is recorded at cost or at estimated fair value less estimated costs to sell, whichever is less, at the date acquired, plus capital improvements made thereafter to facilitate sale. An allowance for losses is maintained to reflect declines, if any, in net fair values below the recorded amounts. Additions to the allowance are charged to operations. Costs of holding real estate acquired in settlement of loans are reflected as expense currently. Subsequent gains or losses on foreclosed real estate are reported in other operating income or expenses. Depreciation on operating properties is recorded using the straight-line method over the estimated life of the property.

  5.  PROPERTIES AND EQUIPMENT

  Properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on a straight-line basis over the estimated useful life of each type of asset for both financial reporting and income tax purposes. Expenditures for maintenance and repairs which do not materially prolong the useful life of the assets are charged to operating expenses as incurred, and improvements are capitalized. Gains and losses on sale of assets are reflected in current operations.


                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE A - SUMMARY OF ACCOUNTING POLICIES  (Continued)

  6.  LOAN ORIGINATION AND COMMITMENT FEES

  Significant loan fees and certain direct costs of underwriting and closing loans are deferred in compliance with Financial Accounting Standards Board
  (FASB) Statement No. 91, accounting for non-refundable funds and costs associated with originating or acquiring loans and initial direct costs of leases. The deferred fees and discounts received in connection with mortgage loans made are amortized to income over the life of mortgage loans, using the interest method.

  7.  DEFERRED INCOME TAXES

  Deferral of income taxes results primarily from different methods of accounting for loan fees, and recognition of certain items, primarily loan loss provisions, in different periods for financial and income tax reporting purposes.

  Effective January 1, 1993, the Bank and its subsidiary adopted the provisions of FASB Statement No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement 109 was not significant. As permitted by the Statement, prior year financial statements have not been restated.

  8.  STATEMENT OF CASH FLOWS

  For purposes of the consolidated statement of cash flows, all highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

  9.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

  In the ordinary course of business the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.





                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE A - SUMMARY OF ACCOUNTING POLICIES  (Continued)

  10.  ACCOUNTING PRONOUNCEMENTS

  In December, 1991, the FASB issued Statement No. 107, "Disclosures About Fair Value of Financial Instruments." Statement No. 107 requires all entities to disclose, in financial statements or the notes thereto, the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. For institutions with total assets less than $150 million, Statement No. 107 is effective for years ending after December 15, 1995. Substantially all of the Bank's assets and liabilities are financial instruments and, as a result, Statement No. 107 requires the fair value of such assets and liabilities to be disclosed. Management has not yet determined the impact the adoption of Statement No. 107 may have on its financial statements.

  In May, 1993, FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." The statement requires that impaired loans, as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if more practical, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The provisions of this statement apply to financial statements for fiscal years beginning after December 15, 1994. Management of the Bank does not anticipate that the statement will have a significant impact on the financial statements when adopted.

  In October, 1994, FASB issued Statement No. 119, "Disclosure About Derivative Financial Statements and Fair Value of Financial Instruments." The Statement requires disclosures about derivative financial instruments which it defines as a futures, forward, swap, or option contract, or other financial instruments with similar characteristics. The Statement was effective for years ended after December 15, 1994. It is the policy of management not to invest in these types of financial instruments.

  11.  RECLASSIFICATIONS

  Certain prior periods amounts have been reclassified to conform with the 1994 presentation.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993


NOTE B - SECURITIES

  The amortized cost and estimated market values of investment securities and mortgage-backed and related securities are as follows:

                                                                             December 31, 1994
                                                     ------------------------------------------------------------------
                                                                            Gross            Gross         Estimated
                                                         Amortized       Unrealized        Unrealized        Market
                      Description                           Cost            Gains           Losses           Value
     -------------------------------------------     ----------------    -----------    -------------    --------------
     FHLB agency debentures                         $       7,507,474   $       -      $      209,174   $     7,298,300
     Mortgage-backed and related
       securities                                           2,091,116           -              73,431         2,017,685
                                                    -----------------   ------------   --------------   ---------------

                                                    $       9,598,590   $       -      $      282,605   $     9,315,985
                                                    =================   ============   ==============   ===============


                                                                              December 31, 1993
                                                     ------------------------------------------------------------------
                                                                            Gross            Gross          Estimated
                                                         Amortized       Unrealized       Unrealized          Market
                      Description                           Cost            Gains           Losses            Value
       -----------------------------------------     ----------------    -----------    -------------    --------------
       FHLB agency debentures                       $       5,573,905   $     15,320   $        4,125   $     5,585,100
       Mortgage-backed and related
        securities                                          2,856,328         85,371             -            2,941,699
                                                    -----------------   ------------   --------------   ---------------

                                                    $       8,430,233   $    100,691   $        4,125   $     8,526,799
                                                    =================   ============   ==============   ===============

  The amortized cost and estimated market values of investment securities by contractual maturities are as follows as of December 31, 1994 and 1993.

                                                                 1994                               1993
                                                   --------------------------------   ---------------------------------
                                                                        Estimated                          Estimated
                                                      Amortized          Market           Amortized          Market
                                                         Cost             Value             Cost             Value
                                                   --------------    --------------   ---------------    --------------
       Due in one year or less                    $     2,499,844   $     2,476,100  $         60,000   $        60,000
       Due after one year through five
        years                                           5,007,630         4,822,200         5,513,905         5,525,100
                                                  ---------------   ---------------  ----------------   ---------------

                                                  $     7,507,474   $     7,298,300  $      5,573,905   $     5,585,100
                                                  ===============   ===============  ================   ===============

There were no sales of securities during the years ended December 31, 1994 and 1993.


                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE B - SECURITIES  (Continued)

  The carrying values of mortgage-backed and related securities are summarized as follows:

                                                                       December 31, 1994
                                        ---------------------------------------------------------------------------------
                                                                                                              Estimated
                                            Principal    Unamortized      Unearned          Carrying           Market
                Description                  Balance       Premiums       Discounts          Value             Value
      ------------------------------    --------------   -----------    -------------   ----------------  ---------------
      FNMA 7-Year Fixed
        Balloon                        $       259,764  $         -     $        2,771  $        256,992  $       261,753
      FHLMC Gold Balloon                     1,060,888           7,285             392         1,067,781        1,028,465
      GNMA PC Gold                             329,477            -               -              329,477          325,787
      FLMC 5-Year Gold
        Balloon                                432,193           4,672            -              436,866          401,680
                                       ---------------  --------------  --------------  ----------------  ---------------

                                       $     2,082,322  $       11,957  $        3,163  $      2,091,116  $     2,017,685
                                       ===============  ==============  ==============  ================  ===============

                                                                       December 31, 1993
                                        ---------------------------------------------------------------------------------
                                                                                                             Estimated
                                           Principal     Unamortized       Unearned         Carrying           Market
                      Description           Balance        Premiums        Discounts          Value            Value
      ------------------------------    --------------  --------------  --------------  ----------------  ---------------
      FNMA 7-Year Fixed
        Balloon                        $       414,868  $         -     $        5,692  $        409,176  $       432,520
      FHLMC Gold Balloon                     1,468,637          11,167             573         1,479,231        1,518,363
      GNMA PC Gold                             471,622            -               -              471,622          500,816
      FLMC 5-Year PC Gold
        Balloon                                490,000           6,299            -              496,299          490,000
                                       ---------------  --------------  --------------  ----------------  ---------------

                                       $     2,845,127  $       17,466  $        6,265  $      2,856,328  $     2,941,699
                                       ===============  ==============  ==============  ================  ===============

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE C - LOANS RECEIVABLE, NET

  Loans receivable, net are summarized as follows:


                                                                                                 (In Thousands)
                                                                                                  December 31,
                                                                                        -------------------------------
                                                                                             1994              1993
                                                                                        -------------      ------------
     MORTGAGE LOANS
       Principal balances:
         One-to-four family residential                                                 $      10,652     $      10,712
         Multi-family                                                                           1,891             1,900
         Commercial real estate                                                                   499                17
         Investor                                                                                  64               458
                                                                                        -------------      ------------

            Total mortgage loans                                                               13,106            13,087

     CONSTRUCTION LOANS
       Principal balances                                                                         317              -

     CONSUMER AND OTHER LOANS
       Principal balances:
         Consumer and deposit account loans                                                       755               597
                                                                                        -------------      ------------

     Total loans receivable                                                                    14,178            13,684
     Less allowance for loan losses                                                               100               100
                                                                                        -------------      ------------

     Loans Receivable, Net                                                              $      14,078     $      13,584
                                                                                        =============     =============

  Loans receivable delinquent are as follows:

                                                                                                 (In Thousands)
                                                                                                  December 31,
                                                                                        -------------------------------
                                                                                             1994              1993
                                                                                        -------------      ------------
     Past due 30-89 days and still accruing                                             $         196     $         321
     Past due 90 days or more and still accruing                                                    2              -
                                                                                        -------------      ------------
                                                                                                  198               321

     Nonaccrual loans                                                                            -                 -
                                                                                        -------------      ------------

                                                                                        $         198      $        321
                                                                                        =============      ============

                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE C - LOANS RECEIVABLE, NET  (Continued)

  The effect of nonaccrual loans was to reduce net income as follows:

                        Years Ended December 31:
                                  1992                                      $       -
                                  1993                                              -
                                  1994                                              -

  Troubled debt restructured and included in the consolidated statements of condition are as follows:

                                 Period                                        Amount
                             --------------                                 ------------
                            December 31, 1993                               $       -
                            December 31, 1994                                       -

  Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans and custodial escrow balances maintained in connection therewith are summarized as follows:

                                                                                                 (In Thousands)
                                                                                          Mortgage
                                                                                            Loan           Custodial
                                                                                         Portfolios         Escrow
                        Years Ended December 31,                                          Serviced          Balances
                                                                                        -------------    --------------
                                  1992                                                  $       2,915    $           24
                                  1993                                                          1,774                18
                                  1994                                                          1,335                16

  Activity in the allowance for loan losses is as follows:

                                                                                        Years Ended
                                                                                        December 31,
                                                                       ------------------------------------------------
                                                                           1994             1993              1992
                                                                       ------------     -------------    --------------
     Balance at beginning of period                                    $    100,000     $      20,100    $       15,100

     Additions:
       Provision for losses on loans                                          9,663            83,031            17,613

     Deductions:
       Loans charged off, net of recoveries                                  (9,663)           (3,131)           12,613
                                                                       ------------     -------------    --------------

     Balance at end of period                                          $    100,000     $     100,000    $       20,100
                                                                       ============     =============    ==============

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE D - PROPERTIES AND EQUIPMENT

  Properties and equipment consist of the following:

                                                                                                   December 31,
                                                                                         ------------------------------
                                                                                                1994            1993
                                                                                         -------------   --------------
     Land                                                                                $     107,178  $       107,178
     Building                                                                                  194,955          194,955
     Furniture and equipment                                                                   129,610          126,939
                                                                                         -------------   --------------
                                                                                               431,743          429,072
     Less accumulated depreciation                                                             199,777          226,796
                                                                                         -------------   --------------

                                                                                         $     231,966   $      202,276
                                                                                         =============   ==============

  Depreciation expense totaled $19,264, $16,096 and $16,713, respectively, for the years ended December 31, 1994, 1993 and 1992.


NOTE E - FEDERAL HOME LOAN BANK STOCK

  The Bank is a member of the Federal Home Loan Bank system. As a member, it is required to maintain an investment in capital stock of the Federal Home Loan Bank (FHLB) in an amount equal to the greater of 1% of outstanding home mortgage loans or one-twelfth of its outstanding advances from the FHLB. No ready market exists for such stock, and it has no quoted market value; therefore, the stock is assumed to have a market value which is equal to cost.


NOTE F - ACCRUED INTEREST RECEIVABLE

  Accrued interest receivable consisted of interest accrued on the following:

                                                                                                  December 31,
                                                                                         ------------------------------
                                                                                              1994            1993
                                                                                         -------------   --------------
     Loans                                                                              $       84,289  $        67,501
     Mortgage-backed and related securities                                                     12,612           17,658
     Investment securities                                                                      65,063           54,813
     Interest-earning deposits                                                                    -               3,720
                                                                                        --------------  ---------------

                                                                                        $      161,964  $       143,692
                                                                                        ==============  ===============

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE G - DEPOSITS

  Approximate deposit balances by interest rates are summarized as follows:


                                                                      (Dollars In Thousands)
                                                                           December 31,
                                            ---------------------------------------------------------------------------
                                                            1994                                   1993
                                            -----------------------------------    ------------------------------------
                                                          Percent      Weighted                  Percent      Weighted
                                                             Of        Average                      Of        Average
                                                           Total       Nominal                    Total       Nominal
                                             Amount       Deposits      Rate       Amount        Deposits       Rate
                                            --------     ----------   ---------   ---------     ----------   ----------
     Demand Accounts:
       NOW and Money Market                 $   4,021       18.01%        2.15%   $    4,115        18.25%        2.51%
       Savings                                  3,014       13.50%        2.50%        3,435        15.24%        2.24%
                                            ---------    --------    ---------    ----------    ---------   ----------
                                                7,035       31.51%        2.30%        7,550        33.49%        2.36%
                                            ---------    --------    ---------    ----------    ---------   ----------
     Certificate Accounts:
       Ninety day                               5,185       23.22%        3.90%        5,562        24.67%        3.58%
       Three to six months                      3,293       14.75%        4.42%        3,430        15.21%        3.57%
       Six to nine months                       1,610        7.21%        4.20%        1,805         8.01%        3.98%
       Nine to twelve months                    1,296        5.81%        4.65%        1,042         4.61%        3.75%
       Two years                                2,086        9.34%        4.92%        1,341         5.95%        4.70%
       Three years                                856        3.83%        5.14%          928         4.12%        5.10%
       Four years                                 456        2.04%        5.23%          452         2.01%        5.33%
       Four to six years                          510        2.29%        5.78%          436         1.93%        5.34%
                                            ---------    --------    ---------    ----------    ---------   ----------
                                               15,292       68.49%        4.42%       14,996        66.51%        3.93%
                                            ---------    --------    ---------    ----------    ---------   ----------

     Total Deposits                         $  22,327      100.00%        3.75%   $   22,546       100.00%        3.41%
                                            =========    ========    =========    ==========    =========   ==========

  The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $1,796,000 and $1,204,000 at December 31, 1994 and 1993, respectively.

  The approximate value of contractual maturities of certificate accounts at December 31, 1994, are as follows (in thousands):

     Three months or less                                                                                     $     669
     More than three months through one year                                                                      8,739
     More than one year through three years                                                                       5,061
     More than three years through six years                                                                        823
                                                                                                              ---------
                                                                                                              $  15,292
                                                                                                              =========


                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993


NOTE  G - DEPOSITS  (Continued)

  Interest expense on deposits is summarized as follows (in thousands):

                                                                                        Years Ended December 31,
                                                                                 --------------------------------------
                                                                                   1994           1993          1992
                                                                                 ---------     ----------     ---------
     Now Accounts and Money Market Accounts                                     $       46    $        47    $       61
     Savings                                                                           130            150           168
     Certificate Accounts                                                              597            616           831
                                                                                ----------    -----------    ----------

                                                                                $      773    $       813    $    1,060
                                                                                ==========    ===========    ==========

NOTE H - INCOME TAXES

  In computing federal and state income taxes, the Bank is allowed a statutory bad debt deduction of 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings balances. Such bad debt deductions amounted to approximately $26,500, $34,500 and $43,500, as of December 31, 1994, 1993 and 1992, respectively. A provision for income taxes has been made at the statutory 34 percent federal corporate tax rate and 5 percent state tax rate.

  The provision for federal income taxes differs from that computed at the statutory 34 percent federal corporate tax rate as follows:

                                                                                   1994           1993          1992
                                                                                ----------     ----------     ---------
     Federal income tax rates                                                          34%            34%           34%
     Change in taxes resulting from:
       Bad debt deductions                                                             (4%)           (2%)           3%
        Nontaxable income                                                              (1%)          -              (1%)
       State income tax, net                                                            1%             5%            3%
                                                                                ---------     ----------     ---------
                                                                                       30%            37%           39%
                                                                                =========     ==========     =========

  The components of the deferred tax asset (liability) at December 31, 1994 and 1993, are as follows:

                                                                                                 1994           1993
                                                                                              ----------     ----------
    Deferred tax asset:
     Allowance for loan losses                                                                $      -       $    8,500

    Deferred tax liability:
     Allowance for loan losses                                                                     (1,700)         -
                                                                                              -----------    ----------

    Net deferred tax asset (liability)                                                        $    (1,700)   $    8,500
                                                                                              ===========    ==========

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE I - REGULATORY MATTERS

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) places regulatory and examination responsibility into the Office of Thrift Supervision (OTS), and insurance of deposit accounts is placed with the Federal Deposit Insurance Corporation (FDIC) which also has examination authority. Under FIRREA, savings institutions insured by the FDIC must meet three regulatory capital requirements:

    Tangible Capital - primarily retained earnings less certain intangible assets.

    Core Capital - Tangible Capital plus, through 1994, certain intangible assets.

    Risk-Based Capital - Core Capital plus general allowance for loan losses.

  Regulatory capital is the basis by which the OTS determines whether an institution is insolvent, and whether an institution is meeting its regulatory capital requirement.

  If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure. Institutions not in compliance must submit a recapitalization or merger plan.

  Prior to the year ended December 31, 1991, the Bank was not in compliance with certain regulatory requirements. As a result, the Bank submitted a capital plan to the OTS, which was approved on March 8, 1990. The Bank was released from all provisions of the capital plan in January, 1993.

  At December 31, 1994 and 1993, the Bank was in compliance with all regulatory capital requirements.

  The Bank's regulatory capital position and requirements were as follows (in thousands):

                                                       1994                                        1993
                                     ---------------------------------------    ----------------------------------------
                                                                     Risk-                                       Risk-
                                       Tangible        Core          Based        Tangible        Core           Based
                                     ----------    -----------    ----------    ----------    ------------   -----------
    Available Capital:
     Balance                         $     2,787  $      2,787   $     2,787   $      2,584  $       2,584  $      2,584
     % of Base                             11.01%        11.01%        27.31%         10.44%         10.14%        26.23%

    Required Capital:
     Balance                         $       380  $        759   $       846   $        382  $         765  $        819
     % of Base                              1.50%         3.00%         8.00%          1.50%          3.00%         8.00%

    Excess Over Requirement:
     Balance                         $     2,407  $      2,028   $     2,041   $      2,202  $       1,819  $      1,865
     % of Base                              9.51%         8.01%        19.31%          8.64%          7.14%        18.23%

                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE I - REGULATORY MATTERS  (Continued)

  The following is a reconciliation of generally accepted accounting principles ("GAAP") capital to regulatory capital at December 31, 1994:

                                                                                                               Risk-
                                                                                Tangible         Core          Based
                                                                                Capital         Capital       Capital
                                                                           ----------------  -------------  ------------
    GAAP capital                                                           $          2,787  $       2,787  $      2,787
    General valuation allowance                                                        -              -              100
                                                                           ----------------  -------------  ------------

    Computed regulatory capital                                            $          2,787  $       2,787  $      2,887
                                                                           ================  =============  ============

  FIRREA also includes restrictions on loans to one borrower, on certain types of investments and loans, on loans to officers, directors, and principal shareholders, on brokered deposits and on transactions with affiliates.

  FIRREA modified the Qualified Thrift Lender (QTL) test on July 1, 1992, to require approximately 70% of assets to be maintained in housing related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends or the Bank must convert to a commercial bank charter. The requirements of the QTL test were met at December 31, 1994.


NOTE J - EMPLOYEE BENEFIT PLANS

  The Bank participates in a multiemployer, noncontributory defined benefit pension plan for substantially all of its full- timeemployees by being a member of the Financial Institutions Retirement Fund, a large, non-profit, tax-exempt pension trust which is administered by a Board of Directors comprised of presidents of FHLB and officers of various participating associations. The Fund invests the contributions made to it and, under its Comprehensive Retirement Program, it pays out retirement, disability and death benefits. The multiemployer plan's assets exceed the actuarially computed value of vested benefits at June 30, 1994, the most recent valuation date. There is no unfunded liability for past service. Plan benefits are fully vested after five years of service and are based on an employee's years of service and a percentage of the employee's average salary, using the five highest consecutive years preceding retirement. The Bank's funding policy is to make contributions to the plan equal to the amount accrued as pension expense. The plan was fully funded for 1994 and 1993; and accordingly, no contributions were made.

                                 ( Continued )

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE J - EMPLOYEE BENEFIT PLANS (Continued)

  The Board of Directors of the Bank has adopted the First Federal Bank for Savings 1993 Incentive Stock Option Plan (the "Option Plan"). The Board of Directors has reserved an amount of authorized but unissued shares of common stock equal to 2.50% of the amount of shares to be issued in Conversion for issuance under the Option Plan. Officers of the Bank are eligible to participate in the Option Plan. The Option Plan will be administered by a committee of outside directors. The Option Plan authorizes the grant (i) options to purchase Bank Common Stock intended to qualify as incentive stock options under Section 422 of the Code, (ii) options that do not so qualify ("non-statutory options") and (iii) Limited Rights (discussed below), which are exercisable only upon a change in control of the Bank.

  The exercise price will be at least 100% of the fair market value at the time of the grant of the underlying common stock. Options shall become exercisable in whole or in part at such times (no later than 10 years from the date of grant) as the committee shall determine. The exercise price may be paid in cash or common stock.

  The Bank has established the Recognition Plans as a method of providing officers of the Bank with a proprietary interest in the Bank in a manner designed to encourage such persons to remain with the Bank. The Bank contributed $62,990 to the Recognition Plans to enable them to acquire up to 4% of the shares of Common Stock issued in the Conversion. The Recognition Plans purchased 6,299 shares of the Common Stock offered in the Conversion. At December 31, 1994, 3,464 shares had been distributed to officers. Compensation expense is being recognized as the stock becomes vested. In 1994 and 1993, the total expense related to the plan was $29,390 and $5,250, respectively. Unearned compensation was $28,350 at December 31, 1994, and is included in other assets in the consolidated financial statements. A committee of the outside directors may make discretionary awards to officers. Under the Recognition Plans, awards are granted to officers in the form of shares of Common Stock to be held in trust under the Recognition Plans. Awards are nontransferable and nonassignable. Officers of the Bank will earn (i.e., become vested in) shares of Common Stock covered by the award at a rate of 33-1/3% per year commencing immediately upon Conversion. Awards will be 100% vested upon termination of employment due to death, disability or retirement or following a change in the control of the Bank. In the event that an employee terminates employment for any other reason, the employee's nonvested awards will be forfeited. When shares become vested in accordance with the Recognition Plan, the participants will recognize income equal to the fair market value of the Common Stock at that time. The amount of income recognized by the participants will be a deductible expense for tax purposes for the Bank. When shares become vested and are actually distributed in accordance with the Recognition Plans, the participants will also receive amounts equal to any accrued dividends with respect thereto. Prior to vesting, recipients of awards may direct the voting of the shares allocated to them. Unallocated shares will be voted by the Recognition Plan trustees. Earned shares are distributed to recipients as soon as practicable following the day on which they are earned.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notational amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for balance sheet instruments. There are no standing letters of credit at December 31, 1994.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

  Approximate contract or notational amounts of financial instruments whose contract amounts represent credit risk at December 31, 1994 and 1993, are commitments of $93,500 and $223,000 to extend credit collateralized by mortgages on dwelling units. All commitments relate to fixed rates loans originated to be sold in the secondary market. Interest rates range from 7% to 7.5% on these commitments.

 There are no outstanding commitments to lend additional funds to debtors who have restructured troubled loans with the Bank.


NOTE L - CONCENTRATION OF CREDIT RISK

 Ninety-eight percent of the Bank's loans and commitments have been granted to customers in the Bank's market area. Generally, such customers are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

 At December 31, 1994 and 1993, the Bank had no deposits with financial institutions in excess of federally insured limits.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE M - RELATED PARTY TRANSACTIONS

 In the normal course of business, the Bank makes loans to its directors and executive officers and to companies in which they have a significant ownership interest. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. An analysis of activity follows:

                                                                                                     December 31,
                                                                                              --------------------------
                                                                                                  1994           1993
                                                                                              ------------   -----------
    Balance at beginning of period                                                           $     180,865  $    197,794
    New loans                                                                                       17,000         1,800
    Payments                                                                                       (24,550)      (18,729)
                                                                                             -------------  ------------

    Balance at end of period                                                                 $     173,315  $    180,865
                                                                                             =============  ============


NOTE N - CONVERSION TO STOCK FORM OF OWNERSHIP

 On April 20, 1993, the Board of Directors adopted a Plan of Conversion (Plan) for the Bank to convert from a federally-chartered mutual institution to a Federally-chartered stock savings bank. The Conversion was completed October 1, 1993. As a part of the conversion, the Bank issued 157,466 shares of its common stock. The costs associated with the conversion were deducted from the proceeds. The Bank may not declare or pay a cash dividend, or purchase any of its stock, if the effect would be to reduce the net worth of the Bank below the amount required for federal regulatory capital requirements.


NOTE O - NET INCOME PER SHARE

 Net income per share for 1994 is computed on the basis of the weighted average shares of common stock outstanding plus common stock equivalents arising from the effect of director stock options, using the treasury stock method. The following is a reconciliation of the weighted average number of shares of common stock actually outstanding with the number of shares used in the computation of net income per share. Total shares outstanding were the same for primary and fully diluted income per share computations.

  Weighted number of shares actually outstanding
                                                                  157,466
  Common stock equivalent (stock options)                          11,808
                                                                  -------
     Total shares                                                 169,274
                                                                  =======

 The year ended December 31, 1994, was the first full year of operations since the Bank's initial stock offering and, accordingly, per share amounts are not reflected for previous years.

                         FIRST FEDERAL BANK FOR SAVINGS

                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993



NOTE P - PLAN OF MERGER

 On January 27, 1995, the Bank entered into an agreement with Bancorp South, Inc., for the merger of First Federal Bank for Savings and Subsidiary into Bank of Mississippi, a subsidiary of Bancorp South, Inc. The merger is subject to the approval of the shareholders of the Bank and regulatory authorities.

                         FIRST FEDERAL BANK FOR SAVINGS
                                 AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                              AS OF MARCH 31, 1995
                                  (Unaudited)


ASSETS
- ------
Cash                                                   $   231,968
Interest-earning deposits                                1,123,552
                                                       -----------
  Total cash and cash equivalents                        1,355,520
Mortgage-backed and related secruities
  (approximate market value $2,053,472
    at March 31, 1995)                                   2,072,011
Investment securities (approximate market
  value $6,887,000 at March 31, 1995)                    7,006,572
Federal Home Loan Bank stock                               194,300
Savings and Loan Data Corporation stock                     15,000
Loans receivable, net                                   13,879,827
Foreclosed real estate                                         -0-
Properties and equipment                                   226,399
Accrued interest receivable                                211,302
Other assets                                                76,481
                                                       -----------

Total Assets                                           $25,037,412
                                                       ===========


LIABILITIES AND STOCKHOLDERS EQUITY
- -----------------------------------

Liabilities:
  Deposits                                             $22,011,879
  Advances from borrowers for taxes and insurance          109,161
  Accrued interest payable on deposits                      35,722
  Accrued expenses and other liabilities                    58,666
                                                       -----------
  Total liabilities                                    $22,215,428

Stockholders Equity:
  Common stock - par value $1.00 per share -
    4,000,000 shares authorized,
    157,466 issued and outstanding                         157,466
  Additional paid-in capital                             1,238,723
  Retained earnings                                      1,425,795
                                                       -----------
  Total stockholders equity                              2,821,984
                                                       -----------

Total Liabilities and Stockholders Equity              $25,037,412
                                                       ===========

  FIRST FEDERAL BANK FOR SAVINGS AND SUBSIDIARY
  CONSOLIDATED STATEMENTS OF OPERATIONS
  (Unaudited)

                                                                               Three months ended
                                                                                    March 31,
                                                                           1995                   1994
                                                                           ---------------------------
  Interest income:                                                               (In Thousands)
    Interest and fees on loans                                             $282                   $248
    Interest on mortgage-backed
      and related securities                                                 37                     45
    Interest on investment securities                                        93                     72
    FHLB stock dividends                                                      2                      2
    Interest on deposits due from banks                                       8                     17
      Total interest income                                                 422                    384

  Interest expense:
    Interest on deposits                                                    212                    183
    Interest on borrowed funds                                              -0-                    -0-
      Total interest expense                                                212                    183
      Net interest income before
      provision for losses on loans                                         210                    201
  Provision for losses on loans                                               4                      3
      Net interest income after
        provision for losses on loans                                       206                    198

  Non-interest income:
    Loan fees and service charges                                             6                     11
    Investor loan processing fees                                             8                     31
    NOW and savings account fees                                             18                     16
    Other                                                                     1                      1
      Total non-interest income                                              33                     59

  Non-interest expense:
    Compensation and benefits                                                84                     81
    Occupancy                                                                 7                      6
    Furniture and equipment                                                   6                      5
    Deposit insurance premium                                                13                     15
    Loss on foreclosed real estate                                          -0-                    -0-
    Data processing                                                          14                     12
    Other                                                                    67                     44
      Total non-interest expense                                            191                    163

  Income before income taxes                                                 48                     94

  Income tax expense                                                         12                     36

    Net income                                                             $ 36                   $ 58
                                                                           ===========================
  Earnings per share                                                        .22                   $.37
                                                                           ===========================
  Dividends per share                                                       -0-                   $-0-
                                                                           ===========================


  FIRST FEDERAL BANK FOR SAVINGS AND SUBSIDIARY
  CONSOLIDATED STATEMENT OF CASH FLOWS
  (Unaudited)


                                                                                                  Three Months Ended
                                                                                                       March 31,
                                                                                             1995                    1994
                                                                                          ----------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                            $   35,005              $   57,492
    Adjustments to reconcile net earnings
      net cash:
        Depreciation                                                                           5,567                   3,697
        Deferred income taxes                                                                    -0-                     -0-
        Provision for losses on loans                                                          3,551                   3,389
        (Increase) decrease in accrued
          interest receivable                                                                (49,338)                (25,440)
        (Increase) decrease in other assets                                                   (4,106)               (131,338)
        Increase (decrease) in accrued interest
          payable on deposits                                                                 (2,835)                    653
        Increase (decrease) in accrued expenses
           and other liabilities                                                               3,024                  65,683
                                                                                          ----------              ----------
  Net cash provided by operating activities                                                   (9,132)                (25,864)

  CASH FLOWS FROM INVESTING ACTIVITIES
    (Increase) decrease in loans                                                             198,119               1,002,212
    (Increase) decrease in investment securities                                             520,007                (995,167)
    Purchase of properties and equipment                                                         -0-                     -0-
    Purchase of FHLB Stock                                                                       -0-                     -0-
                                                                                          ----------              ----------

  Net cash provided by (used in)
    investing activities                                                                     718,126                   7,045


  CASH FLOWS FROM FINANCING ACTIVITIES
    Increase (decrease) in deposits                                                         (315,878)                112,040
    Increase (decrease) in advances                                                              -0-                     -0-
    Increase (decrease) in advances from
      borrowers for taxes and insurance                                                        4,860                  43,939
                                                                                          ----------              ----------
  Net cash provided by (used in)
    financing activities                                                                    (311,018)                155,979
                                                                                          ----------              ----------

  Net increase (decreae) in cash
    and cash equivalents                                                                     397,976                 137,160
  Cash and cash equivalents at beginning of period                                           957,544               2,858,312
                                                                                          ----------              ----------
  Cash and cash equivalents at end of period                                               1,355,520               2,995,472
                                                                                          ==========              ==========
  Supplemental cash flow information:
    Interest paid on customer deposits                                                    $  212,234              $  183,388
    Income taxes                                                                          $   12,414              $   36,090


  FIRST FEDERAL BANK FOR SAVINGS AND SUBSIDIARY


  Consolidated Statement of Stockholders' Equity
  (Unaudited)


  Three months ended March 31, 1995



                                                                Additional                                     Total
                                              Common              Paid-In             Retained              Stockholders'
                                              Stock               Capital             Earnings                 Equity
                                             --------           ----------           ----------             ------------
  Balance at December 31, 1994               $157,466           $1,238,723           $1,390,790              $2,786,979
    Net Income                                                                           35,005                  35,005
                                             --------           ----------           ----------              ----------
  Balance at September 30, 1994              $157,466           $1,238,723           $1,425,795              $2,821,984
                                             ========           ==========           ==========              ==========





  * = Additional Conversion Expenses


  See notes to consolidated financial statements.

                         FIRST FEDERAL BANK FOR SAVINGS
                                 AND SUBSIDIARY
             Notes to Consolidated Financial Statements (Unaudited)


(1)  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1995, are not necessarily indicative of the results that may be expected for the full year.

These Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto, for the year ended December 31, 1994, included in the Association's 1994 Audited Financial Statements.

(2)  Principles of Consolidation

The consolidated financial statements include the accounts and transactions of First Federal Bank for Savings and its wholly-owned subsidiary, First Service Corp. Intercompany transactions and balances have been eliminated in consolidation.

(3)  Loan Commitments

As of March 31, 1995, the Bank had outstanding mortgage loan commitments of $447,000.

(4)  Credit Quality

At March 31, 1995, and December 31, 1994, the allowances for loan losses were $100,000 and $100,000, respectively. These allowances represent general reserves which are not attached to specific assets. An analysis of the activity of the Allowance for Loan Loss is detailed below:

                                                              Year-End     Y-T-D
                                                              12-31-94    3-31-95
                                                              --------    -------
                                                                 (In Thousands)
Balance at beginning of period                                  $100       $100
Additions charged to operations                                   10          4
Deductions:
  Loans/checking accounts charged-off                             10          4
Balance at end of period                                        $100       $100
                                                                ----       ----

                                     F-30

                         FIRST FEDERAL BANK FOR SAVINGS
                                 AND SUBSIDIARY
       Notes to Consolidated Financial Statements (Unaudited) - Continued


(4)  Credit Quality - (continued)

The following table sets forth information concerning delinquent mortgage and other loans at March 31, 1995. The amounts represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.


                                Real Estate Loans
                           ----------------------------
                           1 - 4 Family
                           Residential         Other        Consumer
                           No.    Amt.      No.    Amt.   No.     Amt.     Total
                           ------------------------------------------------------
Loans delinquent for:
  30-89 days               7   $401,063      -      -     3    $ 8,967   $410,030
  90 days and over         -        -0-      -      -     1      1,907      1,907
                                -------                        -------   --------

Total-March 31, 1995       7   $401,063      -      -     4    $10,874   $411,937
                          =======================================================


                         FIRST FEDERAL BANK FOR SAVINGS
                                 AND SUBSIDIARY
       Notes to Consolidated Financial Statements (Unaudited) - Continued


(5)  Stockholders' Equity

Regulatory capital is the basis by which the Office of Thrift Supervision determines whether a savings association is insolvent and whether a savings association is meeting its regulatory capital requirement.

Stockholders' equity, or total capital, continues to exceed minimum regulatory capital requirements as a percent of assets at March 31, 1995:


                                                       Amount                  Percent
                                                     ----------                -------
Tangible capital                                     $2,821,984                11.271%
Requirement                                             375,561                 1.500%
                                                     ----------

                                    Excess           $2,446,423                 9.771%


Leverage (Core) capital                              $2,821,984                11.271%
Requirement                                             751,122                 3.000%
                                                     ----------                ------

                                    Excess           $2,070,862                 8.271%

Risk-based capital (1)                               $2,921,984                27.876%
Requirement                                             838,560                 8.000%
                                                     ----------                ------

                                    Excess           $2,083,424                19.876%


(1) Includes the Bank's allowance for loan losses of $100,000 as supplemental capital, as defined.

                                    ANNEX A


Section 552.14 DISSENTER AND APPRAISAL RIGHTS.

         (a) Right to demand payment of fair or appraised value. Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with Section 552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock:
Provided, That such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

         (b) Exceptions. No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock's fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to Section 552.13(h)(2) of this part. "Qualified consideration" means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ, or any combination of such shares of stock and cash.

         (c) Procedure -- (1) Notice. Each constituent Federal stock association shall notify all stockholder entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of management's proxy solicitation for such meeting.

         (2) Demand for appraisal and payment. Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

         (3) Notification of effective date and written offer. Within ten days after the effective date of the combination, the resulting association shall:

         (i) Give written notice by mail to stockholders of constituent Federal stock associations who have complied with the provisions of paragraph
(c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

         (ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

         (iii) Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (c)(6) of this section (set out in the notice) must be satisfied.

The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

         (4) Acceptance of offer. If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section, payment therefore shall be made within ninety days of the effective date of the combination.

         (5) Petition to be filed if offer not accepted. If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

         (6) Stock certificates to be noted. Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his or her stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

         (7) Withdrawal of demand. Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

         (8) Valuation and payment. The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data.
The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

         (9) Costs and expenses. The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

         (10) Voting and distribution. Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination): Provided, That if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

         (11) Status. Shares of the resulting association into which shares of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

                            (LOGO) MERCER                               ANNEX B
                                   CAPITAL




                                 March 7, 1995

The Board of Directors
c/o Mr. Buddy Staggers
First Federal Bank for Savings
310 Main Street
Post Office Box 1347
Starkville, Mississippi 39759

Dear Directors:

Mercer Capital Management, Inc. ("Mercer Capital") has been retained by the Board of Directors of First Federal Bank for Savings ("FFBS") to issue a fairness opinion for the proposed merger between FFBS and BancorpSouth ("BOMS"). The fairness opinion is issued from a financial point of view on behalf of FFBS shareholders. A detailed discussion of the factors considered in rendering the opinion are addressed in the Fairness Memorandum.

Under the terms of the merger agreement, dated January 27, 1995, FFBS shareholders will receive 0.698 shares of BOMS for each FFBS share. FFBS has 157,466 outstanding common shares and 11,808 incentive stock options which will be converted into an equivalent number of BOMS options after giving effect to the exchange ratio. For purposes of the analysis, we did not make any distinction between FFBS' outstanding shares and options since the options are deep in the money (exercise price of $10.00 per existing FFBS share). Accordingly, FFBS has 169,274 outstanding common share equivalents.

The Board of Directors
March 7, 1995
Page Two


The exchange ratio implies that 118,153 BOMS shares will be issued for FFBS' 169,274 common share equivalents. Based upon BOMS' recent closing price of $34.50 per share, FFBS shareholder's will receive consideration equal to $24.08 per FFBS share, while the aggregate consideration will total $4.08 million.
The purchase price represents 141% of fully diluted book value per share as of December 31, 1994 and 18.2x fully diluted earnings per share of $1.32 per share posted in fiscal 1994.(1)

As part of the engagement, Mercer Capital visited with FFBS management in
Starkville, as well as BOMS management in Tupelo, Mississippi.   Factors
considered in rendering the opinion include:

  1.  Terms of the Agreement and Plan of Merger ("the Agreement");

  2. An analysis of the BOMS acquisition pricing in relation to indications of fair market value of FFBS derived through considering comparable (guideline) transactions, discounted cash flow and earnings dilution analyses;

  3. An analysis of the estimated pro-forma changes in book value per share, earnings per share, dividends per share and overall ownership from the perspective of the FFBS shareholders;

  4. A review of BOMS' historical financial performance, historical stock pricing, the liquidity of its shares and current pricing in relation to other publicly traded bank holding companies based in the Mid-South;

  5.  Tax consequences of the merger for FFBS shareholders;

  6.  Restrictions (lack of) placed on BOMS shares received in the merger; and,

  7. Actions taken by the FFBS Board of Director's leading up to the signing of the definitive agreement with BOMS.





__________________________________

(1) a) FFBS' stated book value per share was $17.64 per share as of December 31, 1994, while the fully diluted book value was $17.11 per share after considering the dilutive impact of the options. Valuation multiples referenced throughout the memorandum are based upon fully diluted book value and earnings per share because the option's low strike price ($10.00 per share) in relation to the merger price ($24.00 per share) implies that exercise is highly likely at some point in the future.

    b) FFBS posted stated earnings of $1.42 per share in 1994, while fully diluted earnings per share totaled $1.32 per share based upon the 169,274 common share equivalents.

The Board of Directors
March 7, 1995
Page Three


Mercer Capital did not compile nor audit FFBS' or BOMS' financial statement, nor have we independently verified the information reviewed. We have relied upon such information as being complete and accurate in all material respects. We have not made an independent valuation of the loan portfolio, adequacy of the loan loss reserve or other assets of either institution.

Based upon our analysis of the proposed transaction, it is our opinion that the acquisition of First Federal Bank for Savings by BancorpSouth is fair from a financial point of view for FFBS' shareholders.

                                                 Sincerely yours,

                                                 MERCER CAPITAL MANAGEMENT, INC.



                                                 Jeff K. Davis
                                                 Jeff K. Davis, CFA, AM
                                                 Vice President

PROSPECTUS


                                2,175,000 SHARES

                               BANCORPSOUTH, INC.

                                  COMMON STOCK

                              --------------------

         BancorpSouth, Inc. (the "Company"), a Mississippi corporation, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and a savings and loan holding company registered under the Savings and Loan Holding Company Act, as amended ("SLHCA"), may from time to time offer shares of common stock, par value $2.50 per share (the "BancorpSouth Common Stock"), in an aggregate amount of up to 2,175,000 shares, on terms to be determined at the time of such offering. The BancorpSouth Common Stock may be offered in such amounts, at such prices and on such terms to be set forth in a supplement to this Prospectus (a "Supplement").

         The BancorpSouth Common Stock is to be offered directly by the Company in connection with the acquisition of, or business combination with, certain banking or savings institutions. The specific terms under which the BancorpSouth Common Stock is being offered in connection with the delivery of this Prospectus will be set forth in the applicable Supplement and will include the specific number of shares of BancorpSouth Common Stock and the issuance price per share. BancorpSouth Common Stock may not be sold through this Prospectus without delivery of the applicable Supplement.


                              --------------------


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                              --------------------


                  THE DATE OF THIS PROSPECTUS IS MAY __, 1995

                               TABLE OF CONTENTS

                                                                                                                     Page
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
         Supervision and Regulation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

DESCRIPTION OF BANCORPSOUTH COMMON STOCK  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Dividend Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Liquidation Rights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Preemptive Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         Certain Anti-takeover Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
         BancorpSouth Common Stock Purchase Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

                             --------------------

         No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of BancorpSouth Common Stock offered hereby or an offer to sell or a solicitation of an offer to buy such shares to any person, or the solicitation of a proxy from any person, in any jurisdiction in which such offer, solicitation of an offer or proxy solicitation is unlawful. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

         The Company has filed a Registration Statement on Form S-4, including amendments thereto, if any, with respect to the BancorpSouth Common Stock (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). This Prospectus and any accompanying Supplement do not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference. For further information with respect to the Company and the BancorpSouth Common Stock, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as the following Commission Regional
Offices: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601-2511. Copies can be obtained by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company's Annual Report on Form 10-K for the period ending December 31, 1994, and Quarterly Report on Form 10-Q for the period ending March 31, 1995, are incorporated herein by reference.


         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF THESE DOCUMENTS IS AVAILABLE UPON REQUEST FROM CATHY M. ROBERTSON, CORPORATE SECRETARY, BANCORPSOUTH, INC., ONE MISSISSIPPI PLAZA, TUPELO, MISSISSIPPI 38801, (601) 681-2000.

                                  THE COMPANY


      The Company is a Mississippi corporation, a bank holding company and a savings and loan holding company, with commercial banking operations in Mississippi and Tennessee, and savings and loan operations in Mississippi. The principal executive offices of the Company are located at One Mississippi Plaza, Tupelo, Mississippi 38801, and its telephone number is (601) 680-2000.

SUPERVISION AND REGULATION

      The Company is a bank holding company registered under the BHCA and is subject to supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Federal Reserve Bank of St. Louis. The Company is also a savings and loan holding company registered under the SLHCA, and is subject to supervision by the Office of Thrift Supervision ("OTS") and the periodic reporting requirements of the OTS. Bank of Mississippi ("BOM") and Volunteer Bank ("Volunteer"), which are subsidiaries of the Company, are Mississippi and Tennessee state banks, respectively, and are subject to regulation by the banking regulatory agency in their respective state. The deposits of each of the Company's subsidiaries are insured by the Federal Deposit Insurance Corporation ("FDIC") and therefore each is subject to examination by the FDIC.

      Federal Reserve. The Company is required to file periodic reports and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve may also examine the Company and its subsidiaries.

      The BHCA requires Federal Reserve approval before the Company may acquire substantially all the assets of any bank if by the acquisition the Company would own or control more than 5% of the voting shares of the bank, or for a merger or consolidation with another bank holding company. The Company may, however, engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking or managing or controlling banks as to be properly incident thereto.

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") amended provisions of the BHCA to specifically authorize the Federal Reserve to approve an application by a bank holding company to acquire control of a savings association. FIRREA also authorized a bank holding company that controls a savings association to merge or consolidate the assets and liabilities of the savings association with, or transfer assets and liabilities to, any subsidiary bank which is a member of the Bank Insurance Fund ("BIF") with the approval of the appropriate federal banking agency and the Federal Reserve Board. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") further amended the BHCA to permit federal savings associations to acquire or be acquired by any insured depository institution. As a result of these provisions, there have been a number of acquisitions of savings associations by bank holding companies and other financial institutions in recent years.

      The Federal Reserve has adopted a risk-based capital adequacy assessment system for bank holding companies. Assets are weighted by a risk factor and a ratio is calculated by dividing qualifying capital by the risk-weighted assets. Tier I capital generally includes common stock and retained earnings. Total capital is comprised of Tier I capital and Tier II capital, which includes certain allowances for loan losses, certain subordinated debt and perpetual preferred stock.

      The Company is a legal entity which is separate and distinct from its subsidiaries. Federal law restricts extensions of credit by its subsidiaries to the Company or its affiliates. Dividends to stockholders of the Company may be paid only from dividends paid to the Company by its subsidiaries.

      CRA. The Community Reinvestment Act of 1977 ("CRA") and its implementing regulations are intended to encourage regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess CRA reports in connection with applications for establishment of domestic branches, acquisition of banks or mergers involving bank holding companies.

      FDIC. Deposits in each of the Company's subsidiaries are insured by the FDIC and, pursuant to provisions of the Federal Deposit Insurance Act ("FDIA"), any FDIC-insured subsidiary of the Company can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured subsidiary or any assistance by the FDIC to any commonly controlled FDIC-insured subsidiary in danger of default.

      FDICIA. FDICIA implemented a number of provisions applicable to insured banks and bank holding companies. Federal bank regulatory agencies are required to establish standards for safety and soundness of banks and bank holding companies relating to internal controls and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth and compensation. FDICIA also requires bank holding companies to guarantee compliance with any capital restoration plans entered into by a subsidiary bank and the FDIC. The activities of insured state banks, including non-subsidiary equity investment, is generally limited under the FDICIA to those permitted for national banks. FDICIA also requires regulations by federal banking agencies establishing minimum loan to value ratios for all real estate mortgage and construction loans. The FDICIA also requires regulations to limit risks posed by an insured bank's "exposure" to another bank. Exposure includes extension of credit, purchases of securities issued by the other bank or acceptance of securities issued by the other bank as collateral for an extension of credit. Regulations pursuant to FDICIA limit such exposure.

      Interstate Banking. In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") was enacted. Beginning September 29, 1995, IBBEA permits adequately capitalized and managed bank holding companies to acquire control of banks in states other than their home states, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. IBBEA permits states to continue to require that an acquired bank have been in existence for a certain minimum time period, which may not exceed five years. A bank holding company may not, following an interstate acquisition, control more than 10% of the nation's total amount of bank deposits or 30% of bank deposits in the relevant state (unless the state enacts legislation to raise the 30% limit). States retain the ability to adopt legislation to effectively lower the 30% limit. Beginning June 1, 1997, federal banking regulators may approve merger transactions involving banks located in different states, without regard to laws of any state prohibiting such transactions; except that, mergers may not be approved with respect to banks located in states that, prior to June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Federal banking regulators may permit an out-of-state bank to open new branches in another state if such state has enacted legislation permitting interstate branching. Affiliated institutions are authorized to accept deposits for existing accounts, renew time deposits, and close and service loans for affiliated institutions without being deemed an impermissible branch of the affiliate.

      OTS. The Company is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, the Company is required to register and file periodic reports with the OTS and is subject to regulation and examination by the OTS. As a federally-chartered savings association, Laurel Federal Savings and Loan Association ("Laurel Federal"), a subsidiary of the Company, is subject to extensive regulation by the OTS. Laurel Federal must file reports with the OTS concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other savings institutions. The regulatory structure gives the OTS extensive discretion in connection with its supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

      State Banking Regulation. BOM is subject to supervision, regulation and examination by the Mississippi Department of Banking and Consumer Finance. Volunteer is subject to supervision, regulation and examination by the Tennessee Department of Financial Institutions. State regulations in Mississippi and Tennessee relate to such matters as loans, mortgages, consolidations, required reserves, allowable investments, issuance of securities, payment of dividends, establishment of branches, filing of periodic reports and other matters affecting the business of BOM and Volunteer.

                    DESCRIPTION OF BANCORPSOUTH COMMON STOCK


      The Company has authorized 500 million shares of BancorpSouth Common Stock, $2.50 par value.

DIVIDEND RIGHTS

      Holders of outstanding shares of BancorpSouth Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors of the Company, in its discretion, out of funds legally available therefor.

VOTING RIGHTS

      Holders of BancorpSouth Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company, including the election of directors, and do not have cumulative voting rights. Under the Mississippi Business Corporation Act, an affirmative vote of the majority of the stockholders present at a meeting is sufficient in order to take most stockholder actions. Certain extraordinary actions require greater percentages of affirmative stockholder votes, including an increase, without a recommendation by the Board of Directors of such increase, in the maximum number of members of the Board of Directors of the Company or an amendment or repeal of the anti-takeover provision described below.


LIQUIDATION RIGHTS

      In the event of the liquidation of the Company, the holders of BancorpSouth Common Stock are entitled to receive pro rata any assets distributed to stockholders with respect to their shares, after payment of all debts and payments to holders of preferred stock of the Company, if any.

PREEMPTIVE RIGHTS

      Holders of BancorpSouth Common Stock have no right to subscribe to additional shares of capital stock that may be issued by the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

      The Company's Restated Articles of Incorporation, as amended, generally require the affirmative vote of the holders of 80% of the outstanding shares of BancorpSouth Common Stock to approve (i) a merger or consolidation of the Company with, or (ii) a sale, exchange or lease of all or substantially all of the assets (as defined in the Restated Articles of Incorporation) of the Company to any person or entity, unless such transaction is approved by the Board of Directors of the Company.

      The Restated Articles of Incorporation of the Company also require the affirmative vote of the holders of 80% of the outstanding shares of the BancorpSouth Common Stock, and the affirmative vote of the holders of 67% of the shares of BancorpSouth Common Stock held by stockholders other than a Controlling Party (as defined below), for the approval or authorization of any merger, consolidation, sale, exchange or lease of all or substantially all of the assets of the Company if such transaction involves any stockholders owning or controlling 20% or more of the BancorpSouth Common Stock outstanding at the time of the proposed transaction (a "Controlling Party"); provided, however, that these voting requirements are not applicable in transactions in which: (a) the cash or fair market value of the property, securities or other consideration to be received (which includes BancorpSouth Common Stock retained by the Company's existing stockholders in a transaction in which the Company is the surviving entity) per share by holders of BancorpSouth Common Stock in such transaction is not less than the highest per share price (with appropriate adjustments for recapitalizations, stock splits, stock dividends and distributions) paid by the Controlling Party in the acquisition of any of its holdings of the BancorpSouth Common Stock in the three years preceding the announcement of the proposed transaction, or (b) the transaction is approved by a majority of the Board of Directors of the Company.

      Neither of these provisions of the Restated Articles of Incorporation may be repealed or amended except by the affirmative vote of 80% of the total voting power of the Company.

BANCORPSOUTH COMMON STOCK PURCHASE RIGHTS

      Following stockholder approval of a Shareholder Rights Plan in April 1991, the Company issued one common stock purchase right (a "Right") for each issued and outstanding share of BancorpSouth Common Stock. Each Right attaches to and trades with each share of BancorpSouth Common Stock; provided, however, that the Rights will separate from the BancorpSouth Common Stock and be distributed upon the occurrence of certain events, including the acquisition of or tender for 20% or more of the outstanding shares of BancorpSouth Common Stock by any person (an "Acquiring Person") or if the Board of Directors of the Company determines that a person beneficially owning 10% or more of the outstanding shares of BancorpSouth Common Stock has become an "Adverse Person," as defined in the Shareholder Rights Plan.

      In the event that a person becomes an Acquiring Person or is declared an Adverse Person by the Board of Directors of the Company, then each Right will entitle the holder thereof to purchase one share of BancorpSouth Common Stock at 50% of the then current market price, subject to adjustments as described in the Shareholder Rights Plan. At any time after the aforementioned events, the Board of Directors of the Company may exchange each Right for one share of BancorpSouth Common Stock, subject to adjustment as described in the Shareholder Rights Plan. If an Acquiring Person effects certain transactions with the Company, including a merger, share exchange, or transfer of over 50% of the Company's assets or earning power, then each Right shall entitle the holder thereof to purchase a share of common stock of the Acquiring Person at 50% of the then current market price for such common stock. Shares of BancorpSouth Common Stock owned by an Acquiring Person or Adverse Person will not be entitled to exercise the Rights as set forth above.

      The Rights are redeemable at $.01 per Right at any time prior to the close of business on the tenth day after the public announcement that a person has become an Acquiring Person or been declared an Adverse Person by the Board of Directors of the Company. The Rights are not exercisable until the expiration of the applicable ten day period, and the Rights will expire at the close of business on April 24, 2001, unless earlier redeemed. The Board of Directors of the Company is entitled to interpret the provisions of the Shareholder Rights Plan, which may be amended in certain respects by the Board of Directors of the Company at any time.

                                 LEGAL MATTERS

      The validity of the shares of BancorpSouth Common Stock to be offered hereunder will be passed upon by Waller Lansden Dortch & Davis, Nashville, Tennessee, special counsel to the Company. Certain matters concerning this offering will be passed upon on behalf of the Company by Riley, Ford, Caldwell & Cork, P.A., Tupelo, Mississippi. Frank A. Riley, a shareholder of such firm, is a director of the Company.

                                    EXPERTS

      The Consolidated Financial Statements of the Company, as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Articles VIII and IX  of the Company's Restated Articles of
Incorporation, as amended, provide as follows:

                                  ARTICLE VIII
                 ELIMINATION OF CERTAIN LIABILITY OF DIRECTORS

      A director of the Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take action, as a director, except for liability for:

           (i) the amount of a financial benefit received by a director to which he is not entitled;

          (ii) an intentional infliction of harm on the Corporation or the shareholders;

         (iii) a violation of Section 79-4-8.33 of the Mississippi Business Corporation Act (the "Act"); or

          (iv)        an intentional violation of criminal law.

If the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act, as so amended. Any repeal or modification of the provisions of this Article 8 by the shareholders shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                   ARTICLE IX
                                INDEMNIFICATION

           (a) The Corporation shall indemnify, and upon request shall advance expenses prior to final disposition of a proceeding to, any person (or the estate or personal representative of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Corporation, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred in the action, suit or proceeding: (i) to the full extent permitted by Section 79-4-8.51 of the Act, and (ii) despite the fact that such person has not met the standard of conduct set forth in Section 79-4-8.51(a) of the Act or would be disqualified for indemnification under Section 79-4-8.51(d) of the Act, if a determination is made by a person or persons enumerated in Section 79-4-8.55(b) of the Act that (A) the director, officer, employee or agent is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, and
(B) the acts or omissions of the officer, employee or agent did not constitute gross negligence or willful misconduct. A request for reimbursement or advancement of expenses prior to final disposition of the proceeding need not be accompanied by the affirmation required by Section 79-4-8.53(1) of the Act, but the remaining provisions of Section 79-4-8.53 of the Act shall be applicable to any such request. The Corporation may, to the full extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against him or her.

      (b) The rights to indemnification and advancement of expenses set forth in Subsection (a) of this Article 9 are intended to be greater than those which are otherwise provided for in the Act, are contractual between the Corporation and the person being indemnified, and the heirs, executors and administrators of such person, and in this respect are mandatory, notwithstanding a person's failure to meet the standard of conduct required for permissive indemnification under the Act, as amended from time to time. The rights to indemnification and advancement of expenses set forth in Subsection (a) of this Article 9 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancements of expenses may be entitled or granted by law, these Articles of incorporation, the Bylaws, a resolution of the Board of Directors, vote of the shareholders of the Corporation, or an agreement with the Corporation, which means of indemnification and advancement of expenses are hereby specifically authorized. Any repeal or modification of the provisions of this
Article 9 shall not affect any obligations of the Corporation or any rights regarding indemnification and advancement of expenses of a director, officer, employee or agent with respect to any threatened, pending or completed action, suit or proceeding for which indemnification or the advancement of expenses is requested, in which the alleged cause of action accrued at any time prior to such repeal or modification. If an amendment to the Act hereafter limits or restricts in any way the indemnification rights permitted by law as of the date hereof, such amendment shall apply only to the extent mandated by law and only to activities of persons subject to indemnification under this Article 9 which occur subsequent to the effective date of such amendment.

      (c) If this Article 9 or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee or agent of the Corporation as to any liability incurred or other amounts paid with respect to any proceeding, including, without limitation, a grand jury proceeding and any proceeding by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article 9 that shall not have been invalidated, by the Act, or by any other applicable law. Unless the context otherwise requires, terms used in this Article 9 shall have the meanings given in Section 79-4-8.50 of the Act.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a)  Exhibits

EXHIBIT
NUMBER         DESCRIPTION OF EXHIBITS
- ------         -----------------------


 2.1  --   Agreement and Plan of Merger, dated as of January 27, 1995, between the Registrant and First Federal Bank for Savings*
 3.1  --   Restated Articles of Incorporation of the Registrant(1)
 3.2  --   Amendment to Articles of Incorporation of Registrant, as filed on
           May 4, 1994(1)
 3.3  --   Bylaws of the Registrant, as amended(2)
 5.1  --   Opinion of Waller Lansden Dortch & Davis*
 8.1  --   Opinion of Waller Lansden Dortch & Davis as to tax matters*
10.1  --   Stock Bonus Agreement, dated as of November 6, 1987, between the
           Registrant and Aubrey B. Patterson, Jr.(3)
10.2  --   Escrow Agreement, dated as of November 6, 1987, between Bank of
           Mississippi and Aubrey B. Patterson, Jr.(3)
10.3  --   Form of Deferred Compensation Agreement between the Registrant and certain key executives(4)
10.4  --   BancorpSouth, Inc. 1994 Stock Incentive Plan(5)
10.5  --   BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for
           Non-Employee Directors(5)
10.6  --   Stock Bonus Agreement, dated as of November 22, 1994, between the
           Registrant and Aubrey B. Patterson, Jr. (1)
11.1  --   Statement re computation of earnings per share(5)
21.1  --   List of subsidiaries of the Registrant(5)
23.1  --   Consent of KPMG Peat Marwick LLP
23.2  --   Consent of T.E. Lott & Company
23.3  --   Consent of Waller Lansden Dortch & Davis (included in opinions filed as Exhibits 5.1 and 8.1)*
23.4  --   Consent of Mercer Capital*
24.1  --   Power of Attorney*

- ------------------
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-4, filed on January 5, 1995.
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1985.
(3) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.
(4) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.
(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.
* Previously filed.


ITEM 22.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tupelo, State of Mississippi, on May 26, 1995.


                                        BANCORPSOUTH, INC.

                                        By: /S/ Aubrey Burns Patterson
                                            --------------------------
                                            Aubrey Burns Patterson
                                            Chairman of the Board and
                                            Chief Executive Officer





    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.




    Name                                          Title                             Date
    ----                                          -----                             ----
   /S/ Aubrey Burns Patterson         Chairman of the Board, Chief                  May 26, 1995
- --------------------------------      Executive Officer, Director
Aubrey Burns Patterson                (principal executive officer)


   /S/ L. Nash Allen, Jr.             Treasurer and Chief Financial                 May 26, 1995
- --------------------------------      Officer (principal financial and
L. Nash Allen, Jr.                    accounting officer)


    Name                                          Title                             Date
    ----                                          -----                             ----
                *                                 Director                          May 26, 1995
- --------------------------------
S. H. Davis


                *                                 Director                          May 26, 1995
- --------------------------------
Hassell H. Franklin


                *                                 Director                          May 26, 1995
- --------------------------------
W. G. Holliman, Jr.


                *                                 Director                          May 26, 1995
- --------------------------------
A. Douglas Jumper


                *                                 Director                          May 26, 1995
- --------------------------------
Turner O. Lashlee


                *                                 Director                          May 26, 1995
- --------------------------------
Alan W. Perry


                *                                 Director                          May 26, 1995
- --------------------------------
Frank A. Riley


                *                                 Director                          May 26, 1995
- --------------------------------
Travis E. Staub


                *                                 Director                          May 26, 1995
- --------------------------------
Dr. Andrew R. Townes


                *                                 Director                          May 26, 1995
- --------------------------------
Lowery A. Woodall


                                                  Director                          May 26, 1995
- --------------------------------
J. Louis Griffin, Jr.

* By:  /s/ Aubrey Burns Patterson
       --------------------------
           Aubrey Burns Patterson
           Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
NUMBER              EXHIBIT                                                          PAGE
- ------              -------                                                      ------------
 2.1  --   Agreement and Plan of Merger, dated as of January 27, 1995, between the Registrant and First Federal Bank for Savings*
 3.1  --   Restated Articles of Incorporation of the Registrant(1)
 3.2  --   Amendment to Articles of Incorporation of Registrant, as filed on
           May 4, 1994(1)
 3.3  --   Bylaws of the Registrant, as amended(2)
 5.1  --   Opinion of Waller Lansden Dortch & Davis*
 8.1  --   Opinion of Waller Lansden Dortch & Davis as to tax matters*
10.1  --   Stock Bonus Agreement, dated as of November 6, 1987, between the
           Registrant and Aubrey B. Patterson, Jr.(3)
10.2  --   Escrow Agreement, dated as of November 6, 1987, between Bank of
           Mississippi and Aubrey B. Patterson, Jr.(3)
10.3  --   Form of Deferred Compensation Agreement between the Registrant and certain key executives(4)
10.4  --   BancorpSouth, Inc. 1994 Stock Incentive Plan(5)
10.5  --   BancorpSouth, Inc. 1995 Non-Qualified Stock Option Plan for
           Non-Employee Directors(5)
10.6  --   Stock Bonus Agreement, dated as of November 22, 1994, between the
           Registrant and Aubrey B. Patterson, Jr. (1)
11.1  --   Statement re computation of earnings per share(5)
21.1  --   List of subsidiaries of the Registrant(5)
23.1  --   Consent of KPMG Peat Marwick LLP
23.2  --   Consent of T.E. Lott & Company
23.3  --   Consent of Waller Lansden Dortch & Davis (included in opinions filed as Exhibits 5.1 and 8.1)*
23.4  --   Consent of Mercer Capital*
24.1  --   Power of Attorney*


- ------------------
(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-4, filed on January 5, 1995.
(2) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1985.
(3) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1987.
(4) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1988.
(5) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.


* Previously filed.